Exhibit 99.1

Royal Bank of Canada

Notice of Annual Meeting of Common Shareholders

February 26, 2014

Management Proxy Circular

Dear Shareholder,

We invite you to attend the Annual Meeting of Common Shareholders on Wednesday, February 26, 2014. It will be held at the Metro Toronto Convention Centre, North Building, John Bassett Theatre, 255 Front St. West, Toronto, Ontario, Canada, at 9:00 a.m. (Eastern Standard Time). There will be an opportunity to ask questions and meet with management, the Board of Directors and your fellow shareholders. If you cannot attend this meeting in person, you can view a live webcast at rbc.com/investorrelations.

At this meeting, shareholders will be voting on a number of important matters. We hope you will take the time to consider the information on these matters set out in the Management Proxy Circular. It is important that you exercise your vote, either in person at the meeting or by completing and sending in your proxy.

We look forward to seeing you at the meeting.

Yours sincerely,

Kathleen P. Taylor	Gordon M. Nixon, C.M., O.Ont.
Chair of the Board	President and Chief Executive Officer

Your vote is important!

Please take a moment to vote.

Your participation as a shareholder is very important to us.

Royal Bank of Canada

Notice of Annual Meeting of

Common Shareholders

Date

Wednesday, February 26, 2014

Time

9:00 a.m. (Eastern Standard Time)

Place

Metro Toronto Convention Centre

North Building

John Bassett Theatre

255 Front St. West

Toronto, Ontario

Canada

Business of the Meeting

At the meeting, shareholders will be asked to:

(1)	Receive the financial statements for the year ended October 31, 2013 and the auditor’s report on the statements;

(2)	Elect directors;

(3)	Appoint the auditor;

(4)	Approve the advisory resolution to accept the approach to executive compensation disclosed in the Circular;

(5)	Consider the shareholder proposals set out in Schedule ‘A’ to the Circular; and

(6)	Consider any other business which may be properly brought before the meeting.

By order of the Board of Directors

Carol J. McNamara

Vice-President, Associate General Counsel and Secretary

January 3, 2014

Important

Shareholders who are unable to attend the meeting are encouraged to complete, sign and promptly return the enclosed form of proxy either by using the envelope provided or by faxing it to 1-866-249-7775 (toll-free in Canada and the United States) or (416) 263-9524 (outside North America). To ensure your vote is counted, proxies should be received by Computershare Trust Company of Canada, our transfer agent, no later than 5:00 p.m. (Eastern Standard Time) on Monday, February 24, 2014. To vote in person at the meeting, please refer to the section entitled “Voting information” in the Circular.

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WHAT’S INSIDE

Management Proxy Circular

The information in this Circular is as of January 3, 2014 unless stated otherwise.

References to “RBC”, the “Bank”, “we” and “our” mean Royal Bank of Canada, unless otherwise indicated. “Shares” means common shares of the Bank. “Shareholder”, “you” and “your” mean a holder of shares of Royal Bank of Canada.

Voting information

You will be voting on the following items:

•	election of directors;
•	appointment of Deloitte LLP as auditor;
•	an advisory resolution to accept the approach to executive compensation disclosed in this Circular; and
•	shareholder proposals.

Each of these items will be decided by a simple majority of the votes cast in person or by proxy.

You have the right to vote if you owned shares on January 3, 2014. There were 1,441,739,220 outstanding shares that were eligible to vote on that date. Each outstanding share is entitled to one vote, subject to the voting restrictions explained below.

Voting restrictions

Shares cannot be voted if they are beneficially owned by:

•	the government of Canada or any of its agencies;
•	the government of a province or any of its agencies;
•	the government of a foreign country or of any political subdivision of a foreign country or any of its agencies; or
•	any person who has acquired more than 10% of any class of our shares without the approval of the Minister of Finance.

In addition, no person may cast votes in respect of any shares beneficially owned by the person or entities controlled by that person that represent, in the aggregate, more than 20% of the eligible votes.

Management and the board are not aware of any person who owns or exercises control or direction over more than 10% of the outstanding shares.

About voting

You can vote your shares by proxy or in person at the meeting. Please follow the instructions below based on whether you are a registered or non-registered shareholder.

How to vote – registered shareholders

You are a registered shareholder if you have a share certificate for shares and they are registered in your name or if you hold shares through direct registration. You will find a form of proxy in this package.

Voting by proxy

Voting by proxy means you are giving the person or persons named in your form of proxy the authority to attend the meeting, or any adjournment, and vote your shares for you.

Please mark your vote, sign, date and follow the return instructions provided in the enclosed form of proxy. By doing this, you are giving the directors or officers of RBC who are named in the form of proxy the authority to vote your shares at the meeting or any adjournment.

You can choose another person or company to be your proxyholder, including someone who is not a shareholder. You can do so by inserting the name of the person or company in the blank space provided on the form of proxy. If you appoint someone else, he or she must be present at the meeting to vote your shares.

All references to websites are for your information only. The information they contain, and any other websites they refer to, are not part of this Circular.

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Voting at the meeting

To vote your shares in person at the meeting:

•	Do not complete or return your form of proxy as you will be voting at the meeting.
•	When you arrive at the meeting, please check in at the registration desk.

If you change your mind

If you change your mind, you may revoke your proxy at any time until it is acted upon. You may do this by delivering written notice to:

•	the Secretary, Royal Bank of Canada, 200 Bay Street, South Tower, Toronto, Ontario, Canada M5J 2J5 not later than the last business day before the day of the meeting; or
•	the Chair of the Board on the day of the meeting or any adjournment.

How your proxy will be voted

On the form of proxy, you can indicate how you want your proxyholder to vote your shares, or you can let your proxyholder decide for you.

If you have specified on the form of proxy how you want your shares to be voted on a particular issue then your proxyholder must follow your instructions. If you have not specified on the form of proxy how you want your shares to be voted on a particular issue, then your proxyholder can vote your shares as he or she sees fit.

Unless you provide contrary instructions, shares represented by proxies received by management will be voted as follows:

•	FOR the election as directors of the proposed nominees whose names are set out on the following pages;
•	FOR the appointment of Deloitte LLP as auditor;
•	FOR the advisory resolution to accept the approach to executive compensation disclosed in this Circular;
•	FOR management’s proposals generally; and
•	AGAINST the shareholder proposals set out in Schedule ‘A’.

Amendments or other items of business at the meeting

The enclosed form of proxy gives the persons named in it authority to use their discretion in voting on amendments or variations to matters identified in the Notice.

As of the time of printing of this Circular, management is not aware that any other matter is to be presented for action at the meeting. However, if amendments or other items are properly brought before the meeting, the persons named in the enclosed form of proxy will vote on them in accordance with the discretionary authority conferred by the form of proxy.

How to vote – non-registered shareholders

You are a non-registered shareholder if you hold shares through an intermediary such as a securities broker, trustee or financial institution. You will find a voting instruction form in this package.

If you are a non-registered shareholder, your intermediary is required to seek your instructions before the meeting.

•	You must complete the enclosed voting instruction form and return it to your intermediary so they can vote the shares on your behalf.
•	Please mark your vote, sign and follow the return instructions provided in the voting instruction form sent to you.

Voting in person at the meeting

We do not have unrestricted access to the names of our non-registered shareholders. If you attend the meeting, we may have no record of your shareholdings or entitlement to vote, unless your intermediary has appointed you as proxyholder.

Therefore, if you want to vote at the meeting:

•	Insert your name in the space provided on the voting instruction form to instruct your intermediary to appoint you as proxyholder. Then sign and return it to them according to their instructions.
•	Do not fill in the voting instructions because you will be voting at the meeting.
•	When you arrive at the meeting, please check in at the registration desk.

If you change your mind

If you have already sent your completed voting instruction form to your intermediary and you change your mind about your voting instructions, or want to vote in person at the meeting, contact your intermediary to find out whether this is possible and what procedure to follow.

Processing the votes

Proxies are counted by our transfer agent, Computershare Trust Company of Canada.

Computershare protects the confidentiality of individual shareholder votes, except if:

•	the shareholder clearly intends to communicate his or her individual position to the board or management; or
•	it is necessary to comply with legal requirements.

Proxy solicitation

The management of RBC is soliciting your proxy for use at our Annual Meeting of Common Shareholders on February 26, 2014 or any adjournment. The solicitation of proxies will be made primarily by mail. However our directors, officers and employees may also call, write or speak to you to encourage you to vote. We have asked Laurel Hill Advisory Group to help us with this process, at an estimated cost of $25,000. We pay the costs associated with soliciting proxies.

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Voting results

Following the meeting, a report on the voting results will be available on our website at rbc.com/investorrelations and will be filed with securities regulators at sedar.com.

Minutes of meeting

The minutes of the meeting will be available on our website at rbc.com/investorrelations and printed copies may be obtained free of charge from the Secretary, Royal Bank of Canada, 200 Bay Street, South Tower, Toronto, Ontario, Canada M5J 2J5.

Business of the meeting

Financial statements

The consolidated financial statements for the year ended October 31, 2013 are included in the Annual Report, which has been mailed to shareholders with this Circular.

Election of directors

The number of directors to be elected is 14. Each director will be elected to hold office until the next Annual Meeting of Common Shareholders. The persons named in the enclosed form of proxy intend to vote for the election of the proposed nominees whose names are set out in the following pages. All of the nominees are currently directors of the Bank.

Appointment of auditor

The persons named in the enclosed form of proxy intend to vote for the appointment of Deloitte LLP (Deloitte) as auditor of the Bank, to hold office until the next Annual Meeting of Common Shareholders. Deloitte became our sole auditor following a tender process on September 23, 2003. Deloitte or its predecessor firms have been involved in our audit since 1917 as one of a panel of auditors used by the Bank. Representatives of the auditor will be in attendance and available to answer questions at the meeting.

Auditor’s fees

Fees relating to the years ended October 31, 2013 and October 31, 2012 to Deloitte and its affiliates were $28.0 million and $24.8 million respectively and are detailed below. The nature of each category of fees is also described below.

	Year ended October 31, 2013 ($Millions)			Year ended October 31, 2012 ($Millions)
	Bank and Subsidiaries	Mutual Funds (1)	Total	Bank and Subsidiaries	Mutual Funds (1)	Total
Audit fees	$20.9	$1.7	$22.6	$ 19.1	$ 1.8	$ 20.9
Audit-related fees	4.1	–	4.1	2.7	–	2.7
Tax fees	0.1	0.3	0.4	0.1	0.3	0.4
All other fees	0.4	0.5	0.9	0.4	0.4	0.8
Total fees	$25.5	$2.5	$28.0	$ 22.3	$ 2.5	$ 24.8

(1)	The Mutual Funds category includes fees paid for professional services provided by Deloitte for certain Mutual Funds managed by subsidiaries of the Bank. In addition to other administrative costs, the subsidiaries are responsible for the auditor’s fees for professional services rendered in connection with the annual audit, statutory and regulatory filings and other services for the Mutual Funds in return for a fixed administration fee.

Audit fees

Audit fees were paid for professional services rendered by the auditor for the integrated audit of the Annual Consolidated Financial Statements of the Bank, including its audit of the effectiveness of our internal control over financial reporting, and any financial statement audits of our subsidiaries. In addition, audit fees were paid for services that generally only the Bank’s independent auditor reasonably can provide including services provided in connection with statutory and regulatory filings related to prospectuses and other offering documents.

Audit-related fees

Audit-related fees were paid for assurance and related services that are reasonably related to the performance of the audit or review of our Annual Consolidated Financial

Statements and are not reported under the audit fees item above. These services consisted of:

•	special attest services traditionally performed by the Bank’s independent auditor;
•	reporting on the effectiveness of internal controls as required by contract or for business reasons;
•	the audits of the financial statements of our various pension plans and charitable foundations;
•	the audits of various trusts and limited partnerships; and
•	the audits of certain special purpose vehicles relating to complex structured products.

Tax fees

Tax fees were paid for tax compliance services including the review of original and amended tax returns, assistance with questions regarding tax audits and assistance in completing routine tax schedules and calculations.

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All other fees

These services consist of French translation of financial statements and related continuous disclosure and other public documents containing financial information for us and certain of our subsidiaries as well as accounting and other research publications.

Pre-approval policies and procedures

The Audit Committee has adopted a policy that requires pre-approval by the Audit Committee of audit services and other services within permissible categories of non-audit services. The policy prohibits RBC from engaging the auditor for “prohibited” categories of non-audit services.

Shareholder advisory vote on approach to executive compensation

The board believes that shareholders should have the opportunity to fully understand the philosophy, objectives and principles that the board has used to make executive compensation decisions. In 2009 the board adopted a policy to hold at each annual meeting a non-binding advisory vote on the approach to executive compensation as disclosed in the management proxy circular. This shareholder advisory vote forms an important part of the ongoing process of engagement between shareholders and the board on compensation.

We hope you will carefully review the 2013 Report on Executive Compensation section starting on page 22 of this Circular before voting on this matter and, if there are specific concerns you wish to discuss, contact the board by writing to the Chair of the Board, Royal Bank of Canada, 200 Bay Street, South Tower, Toronto, Ontario, Canada M5J 2J5, or by email as indicated on our governance website at rbc.com/governance. The Compensation discussion and analysis describes our compensation philosophy, the objectives of the different elements of our compensation programs and the way the board assesses performance and makes decisions. It explains how our compensation programs are centered on a pay-for-performance culture and are aligned with strong risk management principles and the long-term interests of shareholders. This disclosure has been approved by the Board of Directors on the recommendation of the board’s Human Resources Committee.

The Board of Directors recommends that shareholders approve the following advisory resolution:

“Resolved, on an advisory basis and not to diminish the role and responsibilities of the Board of Directors, that the shareholders accept the approach to executive compensation disclosed in the Management Proxy Circular delivered in advance of the 2014 Annual Meeting of Common Shareholders.”

As this is an advisory vote, the results will not be binding upon the board. However, in considering its approach to compensation in the future, the board takes into account the results of the vote, together with feedback received from shareholders in the course of our other engagement activities.

Shareholder proposals

Set out in Schedule ‘A’ to this Circular are the shareholder proposals that have been submitted for consideration at the Annual Meeting of Common Shareholders and the board’s voting recommendations. The final date for submission of proposals by shareholders for inclusion in the Proxy Circular in connection with next year’s Annual Meeting of Common Shareholders will be October 6, 2014.

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Director nominees and attendance

The following pages set out the names of nominees proposed for election as directors, together with their municipality and country of residence, year first elected or appointed as a director, age, principal occupation, education, other principal directorships, areas of expertise, committee memberships and meeting attendance. The equity ownership in RBC of each nominee on January 3, 2014 and at approximately the same time last year, consisting of shares and the Director Deferred Stock Units (DDSUs) credited to each nominee under the Director Deferred Stock Unit Plan, is also indicated below. (1), (2) Also shown for each of the proposed nominees is the value of their equity in RBC as a multiple of the share ownership guideline, which is described on page 14 of the Circular.

None of the directors of RBC holds shares of its subsidiaries. For further information relating to the proposed nominees, including previous board memberships, please refer to the section entitled “Directors and Executive Officers” in the Bank’s Annual Information Form dated December 4, 2013 and filed with securities regulators at sedar.com. This information is current as of the date of this Circular. The Annual Information Form may be obtained free of charge on request from the Secretary, Royal Bank of Canada, 200 Bay Street, South Tower, Toronto, Ontario, Canada M5J 2J5.

(1)	The value of Shares/DDSUs was calculated using the closing price of RBC common shares on the Toronto Stock Exchange (TSX) on January 3, 2014, which was $71.39 per share, and on January 7, 2013, which was $60.81 per share.
(2)	The Director Deferred Stock Unit Plan is described under “Directors’ compensation” in this Circular.

Areas of expertise — Financial services — International business — Legal/regulatory — Risk management		W. Geoffrey Beattie
Toronto, Ontario, Canada | Director since 2001 | Age 53 Independent

Mr. Beattie is Chief Executive Officer of Generation Capital (a private investment firm) and Chairman of Relay Ventures (a venture capital firm). He served as Deputy Chairman of Thomson Reuters Corporation from 2000 through May 2013 and was President and Chief Executive Officer of The Woodbridge Company Limited (an investment holding company) from 1998 to December 2012. In addition to the public company board memberships listed below, Mr. Beattie is a trustee of the University Health Network and a director of the Dean’s Advisory Board of the Joseph L. Rotman School of Management.

Mr. Beattie holds a law degree from the University of Western Ontario.

Board/Committee membership		Overall attendance 90.9%		Public company directorships in the past five years
		Regular	Special	— General Electric Company (2009 – present) — Maple Leaf Foods Inc. (2008 – present) — Thomson Reuters Corporation (1998 – 2013)
Board		8 / 8	–
Corporate Governance and Public Policy		2 / 3	–
Risk – Chair		7 / 8	3 / 3
Securities held
Year	Shares (#)	DDSUs (#)	Total Shares/DDSUs (#)	Total value of Shares/DDSUs	Total as a multiple of share ownership guideline of $500,000
2013	17,121	56,259	73,380	$ 5,238,598	10.5 x
2012	16,466	50,911	67,377	$ 4,097,195	8.2 x

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Areas of expertise — Financial/accounting — Financial services — International business — Risk management		David F. Denison, FCPA, FCA
Toronto, Ontario, Canada | Director since 2012 | Age 61 Independent

Mr. Denison is a corporate director and has extensive experience in the financial services industry. He served as President and Chief Executive Officer of the Canada Pension Plan Investment Board from 2005 to 2012. Prior to that, Mr. Denison was President of Fidelity Investments Canada Limited. He has also held a number of senior positions in the investment, consulting and asset management businesses in Canada, the United States and Europe. In addition to the public company directorships listed below, Mr. Denison is a director of Bell Canada, and serves as Chair of the Board of Bentall Kennedy (Canada) Limited Partnership and Bentall Kennedy (U.S.) Limited Partnership. He is also Chair of the Board of Bridgepoint Active Healthcare, a member of the Investment Board and International Advisory Committee of the Government of Singapore Investment Corporation, a director of the University of Toronto Investment Advisory Committee and also serves on the World Bank Treasury Expert Advisory Committee.

Mr. Denison earned Bachelor degrees in mathematics and education from the University of Toronto and is a Chartered Accountant and a Fellow of the Institute of Chartered Accountants of Ontario.

Board/Committee membership		Overall attendance 100%		Public company directorships in the past five years
		Regular	Special	— Allison Transmission Holdings, Inc. (2013 – present) — BCE Inc. (2012 – present)
Board		8 / 8	–
Audit		8 / 8	–
Risk		8 / 8	3 / 3
Securities held
Year	Shares (#)	DDSUs (#)	Total Shares/DDSUs (#)	Total value of Shares/DDSUs	Total as a multiple of share ownership guideline of $500,000
2013	–	3,810	3,810	$ 271,996	0.5 x
2012	–	822	822	$ 49,986	0.1 x

Areas of expertise — Financial/accounting — International business — Public policy — Risk management		Richard L. George, O.C.
Calgary, Alberta, Canada | Director since 2012 | Age 63 Independent

Mr. George is a partner of Novo Investment Group (an investment management company). He served as Chief Executive Officer of Suncor Energy Inc. (an integrated energy company) from 1991 to May 2012, and also held the position of President from 1991 until December 2011.

Mr. George holds a Bachelor of Science degree in engineering from Colorado State University, a law degree from the University of Houston Law School and is a graduate of the Harvard Business School Program for Management Development. Mr. George is an Officer of the Order of Canada.

Board/Committee membership		Overall attendance 90.9%		Public company directorships in the past five years
		Regular	Special

—       Penn West Petroleum Ltd. (2013 – present) (Board Chair)

—       Anadarko Petroleum Corporation (2012 – present)

—       Canadian Pacific Railway Limited (2011 – 2012)

—       Suncor Energy Inc. (1991 – 2012)

—       Transocean Ltd. (2007 – 2011)

Board		8 / 8	–
Corporate Governance and Public Policy		3 / 3	–
Risk		7 / 8	2 / 3
Securities held
Year	Shares (#)	DDSUs (#)	Total Shares/DDSUs (#)	Total value of Shares/DDSUs	Total as a multiple of share ownership guideline of $500,000
2013	22,730	5,354	28,084	$ 2,004,917	4.0 x
2012	15,230	2,308	17,538	$ 1,066,486	2.1 x

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Areas of expertise — Financial/accounting — Human resources — International business — Risk management		Timothy J. Hearn
Calgary, Alberta, Canada | Director since 2006 | Age 69 Independent

Mr. Hearn is Chairman of Hearn & Associates (a consulting and investment management company). Mr. Hearn served as Chairman, President and Chief Executive Officer of Imperial Oil Limited (an integrated petroleum company) from 2002 to January 2008 and continued to serve as its Chairman and Chief Executive Officer until March 2008. In addition to serving as a director of the public companies listed below, Mr. Hearn is an honorary director of the C.D. Howe Institute and is past Chairman of the Calgary Homeless Foundation. He is a member of the Advisory Board of the Public Policy School of the University of Calgary.

Mr. Hearn earned a Bachelor of Science degree from the University of Manitoba.

Board/Committee membership		Overall attendance 100%		Public company directorships in the past five years
		Regular	Special	— ARC Resources Ltd. (2011 – present) — Tuckamore Capital Management Inc. (2012 – 2013) — Viterra Inc. (2008 – 2012)
Board		8 / 8	–
Audit		8 / 8	–
Corporate Governance and Public Policy		3 / 3	–
Securities held
Year	Shares (#)	DDSUs (#)	Total Shares/DDSUs (#)	Total value of Shares/DDSUs	Total as a multiple of share ownership guideline of $500,000
2013	57,522	23,283	80,805	$ 5,768,669	11.5 x
2012	49,522	20,868	70,390	$ 4,280,416	8.6 x

Areas of expertise — Financial/accounting — Financial services — Information technology/ digital		Alice D. Laberge
Vancouver, British Columbia, Canada | Director since 2005 | Age 57 Independent

Ms. Laberge is a corporate director, and in addition to serving as a director of the public companies listed below, Ms. Laberge is a director of Delta Hotels Limited and SilverBirch Management Ltd. and a member of the Board of Governors of the University of British Columbia. Prior to July 2005, Ms. Laberge served as President, Chief Executive Officer and a director of Fincentric Corporation (a global provider of software solutions to financial institutions). She was previously Chief Financial Officer and Senior Vice-President of Finance for MacMillan Bloedel Limited.

Ms. Laberge holds a Bachelor of Science degree from the University of Alberta and a Master of Business Administration degree from the University of British Columbia.

Board/Committee membership		Overall attendance 100%		Public company directorships in the past five years
		Regular	Special	— Potash Corporation of Saskatchewan (2003 – present) — Russel Metals Inc. (2007 – present)
Board		8 / 8	–
Audit		8 / 8	–
Human Resources		5 / 5	–
Securities held
Year	Shares (#)	DDSUs (#)	Total Shares/DDSUs (#)	Total value of Shares/DDSUs	Total as a multiple of share ownership guideline of $500,000
2013	5,000	32,827	37,827	$ 2,700,470	5.4 x
2012	5,000	29,400	34,400	$ 2,091,864	4.2 x

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Areas of expertise — Consumer — Human resources — Risk management		Michael H. McCain
Toronto, Ontario, Canada | Director since 2005 | Age 55 Independent

Mr. McCain is President and Chief Executive Officer of Maple Leaf Foods Inc. (a food processing company). In addition to serving as a director of the public companies listed below, Mr. McCain is President and a director of McCain Capital Inc. and a director of the American Meat Institute, the Centre for Addiction and Mental Health Foundation and MaRS Discovery District. Mr. McCain is a member and director of the Canadian Council of Chief Executives and the Advisory Board of the Richard Ivey School of Business.

Mr. McCain holds a Bachelor of Business Administration (Honours) degree from the University of Western Ontario.

Board/Committee membership		Overall attendance 81.8%		Public company directorships in the past five years
		Regular	Special	— Canada Bread Company, Limited (1995 – present) — Maple Leaf Foods Inc. (1995 – present)
Board		7 / 8	–
Corporate Governance and Public Policy		3 / 3	–
Risk		7 / 8	1 / 3
Securities held
Year	Shares (#)	DDSUs (#)	Total Shares/DDSUs (#)	Total value of Shares/DDSUs	Total as a multiple of share ownership guideline of $500,000
2013	15,063	31,355	46,418	$ 3,313,781	6.6 x
2012	15,063	27,330	42,393	$ 2,577, 918	5.2 x

Areas of expertise — Human resources — International business — Public policy — Risk management		Dr. Heather Munroe-Blum, O.C., O.Q., Ph.D., FRSC
Montreal, Quebec, Canada | Director since 2011 | Age 63 Independent

Dr. Munroe-Blum is a Professor in the Faculty of Medicine and the Principal Emerita, McGill University. She is currently on leave as a Fellow in Residence of the Center for Advanced Studies in the Behavioral Sciences at Stanford University. She is a director of the Canada Pension Plan Investment Board and the Pierre Elliott Trudeau Foundation. She is a member of the President’s Council of the New York Academy of Sciences and the Canada Foundation for Innovation. She is a Specially Elected Fellow of the Royal Society of Canada.

Dr. Munroe-Blum earned a Bachelor of Arts degree and a Bachelor of Social Work degree from McMaster University, a Master of Social Work degree from Wilfrid Laurier University and a Doctor of Philosophy degree in Epidemiology from the University of North Carolina at Chapel Hill. She is the recipient of numerous honorary doctorates from Canadian and international universities.

Board/Committee membership		Overall attendance 86.4%		Public company directorships in the past five years
		Regular	Special	— Yellow Media Inc. (2006 – 2011)
Board		7 / 8	–
Corporate Governance and Public Policy		2 / 3	–
Risk		7 / 8	3 / 3
Securities held
Year	Shares (#)	DDSUs (#)	Total Shares/DDSUs (#)	Total value of Shares/DDSUs	Total as a multiple of share ownership guideline of $500,000
2013	100	6,385	6,485	$ 462,964	0.9 x
2012	100	3,953	4,053	$ 246,463	0.5 x

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Areas of expertise — Financial services — Human resources — International business — Risk management		Gordon M. Nixon, C.M., O.Ont.
Toronto, Ontario, Canada | Director since 2001 | Age 56 Not independent (Management)

Mr. Nixon has been President and Chief Executive Officer of RBC since August 1, 2001. He first joined RBC Dominion Securities Inc. in 1979, where he held a number of operating positions, serving as Chief Executive Officer from December 1999 to April 2001. Mr. Nixon is Chairman and a director of MaRS Discovery District and co-chairs the Toronto Region Immigrant Employment Council. Mr. Nixon chairs the Ontario Premier’s Jobs and Prosperity Council and serves as Chair of the Queen’s University Capital Campaign.

Mr. Nixon earned a Bachelor of Commerce (Honours) degree from Queen’s University and holds Honorary Doctorates of Laws from Queen’s University and Dalhousie University. He is a Member of the Order of Canada and the Order of Ontario.

Board/Committee membership		Overall attendance 100% (1)			Public company directorships in the past five years
		Regular		Special	None
Board		8 / 8		–
Securities held
Year	Shares (#)	DSUs (#)		Total Shares/DSUs (#)	For disclosure relating to the value of Mr. Nixon’s shareholdings, refer to the table on page 40.
2013	718,314	502,217	(2)	1,220,531
2012	716,153	483,624		1,199,777

Areas of expertise — Financial/accounting — Financial services — International business — Risk management		J. Pedro Reinhard
Key Biscayne, Florida, U.S.A. | Director since 2000 | Age 68 Independent

Mr. Reinhard is President of Reinhard & Associates (a financial and management advisory company) and a director of the public companies listed below. From 1996 to 2005, Mr. Reinhard served as Executive Vice-President and Chief Financial Officer of The Dow Chemical Company.

Mr. Reinhard earned a Master of Business Administration degree from the Escola de Administração de Empresas de São Paulo and attended post-graduate studies at the University of Cologne and Stanford University.

Board/Committee membership		Overall attendance 100%		Public company directorships in the past five years
		Regular	Special	— Colgate-Palmolive Company (2006 – present) — Sigma-Aldrich Corporation (2001 – present)
Board		8 / 8	–
Audit		8 / 8	–
Human Resources		5 / 5	–
Securities held
Year	Shares (#)	DDSUs (#)	Total Shares/DDSUs (#)	Total value of Shares/DDSUs	Total as a multiple of share ownership guideline of $500,000
2013	13,874	69,485	83,359	$ 5,950,999	11.9 x
2012	13,874	64,024	77,898	$ 4,736,977	9.5 x

(1)	As President and Chief Executive Officer of RBC, Mr. Nixon is not a member of any board committee but attends committee meetings at the invitation of the committees when appropriate.
(2)	Represents 175,341 deferred share units under the Deferred Share Unit Program for executives and 326,876 performance deferred share units under the Performance Deferred Share Unit Program (see the description of these programs starting on page 36).

10    |  Royal Bank of Canada

Areas of expertise — Financial/accounting — Financial services — International business — Risk management		Thomas A. Renyi
New Harbor, Maine, U.S.A. | Director since 2013 | Age 67 Independent

Mr. Renyi is a corporate director with extensive experience in the financial services industry. Mr. Renyi served as Executive Chairman of The Bank of New York Mellon from 2007 until he retired in 2008. Prior to that, he was Chairman and CEO of The Bank of New York Company, Inc. and the Bank of New York for 10 years. Mr. Renyi’s career at The Bank of New York Mellon and its predecessor company spanned almost four decades and included key leadership roles in credit policy, securities servicing, capital markets and banking. In addition to serving as a director of the public companies listed below, Mr. Renyi is a senior advisor to CVC Capital Partners, Inc. and a director of Lincoln Center for the Performing Arts.

Mr. Renyi earned a Master of Business Administration and a Bachelor of Arts in Business Administration from Rutgers University.

Board/Committee membership (1)		Overall attendance 100%		Public company directorships in the past five years
		Regular	Special	— The Hartford Financial Services Group Inc. (2010 – present) (Presiding Director) — Public Service Enterprise Group (2003 – present)
Board		2 / 2	–
Risk		1 / 1	1 / 1
Securities held
Year	Shares (#)	DDSUs (#)	Total Shares/DDSUs (#)	Total value of Shares/DDSUs	Total as a multiple of share ownership guideline of $500,000
2013	–	669	669	$ 47,760	0.1 x

Areas of expertise — Legal/regulatory — Real estate — Risk management		Edward Sonshine, O.Ont., Q.C.
Toronto, Ontario, Canada | Director since 2008 | Age 66 Independent

Mr. Sonshine is Chief Executive Officer of RioCan Real Estate Investment Trust (a real estate investment entity) and also served as its President from January 1994 to January 2012. In addition to serving as a director of the public companies listed below, Mr. Sonshine is Vice Chair of the Board of Mount Sinai Hospital as well as a director of various not-for-profit organizations.

Mr. Sonshine has a law degree from Osgoode Hall Law School and a Bachelor of Arts degree from the University of Toronto. Mr. Sonshine is a Member of the Order of Ontario.

Board/Committee membership		Overall attendance 95.5%		Public company directorships in the past five years
		Regular	Special	— Cineplex Inc. (2010 – present) — RioCan Real Estate Investment Trust (1993 – present) — Chesswood Group Limited (2006 – 2012)
Board		8 / 8	–
Corporate Governance and Public Policy		3 / 3	–
Risk		8 / 8	2 / 3
Securities held
Year	Shares (#)	DDSUs (#)	Total Shares/DDSUs (#)	Total value of Shares/DDSUs	Total as a multiple of share ownership guideline of $500,000
2013	15,000	21,792	36,792	$ 2,626,581	5.3 x
2012	15,000	18,127	33,127	$ 2,014,453	4.0 x

(1)	Mr. Renyi was appointed a director on August 28, 2013 and effective that date was appointed to the Risk Committee.

Royal Bank of Canada  |    11

Areas of expertise — Consumer — Financial/accounting — Human resources — International business		Kathleen P. Taylor
Toronto, Ontario, Canada | Director since 2001 | Age 56 Independent

Ms. Taylor is Chair of the Board of RBC and a director of the Canada Pension Plan Investment Board. She is the former President and Chief Executive Officer of Four Seasons Hotels and Resorts where she served in a variety of senior leadership roles during her 24-year career. Ms. Taylor is also a Vice Chair of the Board of the Hospital for Sick Children Foundation, the Chair of the Principal’s International Advisory Board of McGill University and a member of the Dean’s Advisory Council of the Schulich School of Business of York University.

Ms. Taylor has a Master of Business Administration degree from Schulich School of Business, a law degree from Osgoode Hall Law School and a Bachelor of Arts (Honours) degree from the University of Toronto.

Board/Committee membership		Overall attendance 100% (1)		Public company directorships in the past five years
		Regular	Special	None
Board		8 / 8	–
Audit (2)		3 / 3	–
Human Resources – Chair		5 / 5	–
Risk (2)		5 / 5	2 / 2
Securities held
Year	Shares (#)	DDSUs (#)	Total Shares/DDSUs (#)	Total value of Shares/DDSUs	Total as a multiple of share ownership guideline of $500,000
2013	31,640	55,778	87,418	$ 6,240,771	12.5 x
2012	31,640	50,448	82,088	$ 4,991,771	10.0 x

Areas of expertise — Financial/accounting — Financial services — Information technology/ digital — International business		Bridget A. van Kralingen
New York, New York, U.S.A. | Director since 2011 | Age 50 Independent

Ms. van Kralingen is Senior Vice-President of IBM Global Business Services, IBM Corporation (an information technology company). From 2010 to January 2012, Ms. van Kralingen served as General Manager of IBM North America, and from 2007 to 2010 as General Manager of IBM Global Business Services, North East Europe, Middle East and Africa. Prior to that, she was Global Managing Partner of IBM’s Business Consulting Services – Financial Services Sector. Ms. van Kralingen joined IBM in 2004 from Deloitte Consulting, where she was Managing Partner for Financial Services in the United States. She serves as a member of the Advisory Board of Catalyst Inc.

Ms. van Kralingen holds a Bachelor of Commerce degree from the University of Witwatersrand, South Africa, an Honours degree in Commerce from the University of Johannesburg and a Master of Commerce degree in Industrial and Organisational Psychology from the University of South Africa.

Board/Committee membership		Overall attendance 100%		Public company directorships in the past five years
		Regular	Special	None
Board		8 / 8	–
Human Resources		5 / 5	–
Risk		8 / 8	3 / 3
Securities held
Year	Shares (#)	DDSUs (#)	Total Shares/DDSUs (#)	Total value of Shares/DDSUs	Total as a multiple of share ownership guideline of $500,000
2013	–	8,289	8,289	$ 591,752	1.2 x
2012	–	5,132	5,132	$ 312,077	0.6 x

(1)	On August 28, 2013, Ms. Taylor was appointed Chair of the Board effective January 1, 2014. In her capacity as Chair, Ms. Taylor attends the meetings of all committees whenever possible.
(2)	Effective February 28, 2013, Ms. Taylor moved from the Audit Committee to the Risk Committee.

12    |  Royal Bank of Canada

Areas of expertise — Consumer — Financial/accounting — Public policy		Victor L. Young, O.C.
St. John’s, Newfoundland and Labrador, Canada | Director since 1991 | Age 68 Independent

Mr. Young is a corporate director. In addition to serving as a director of the public company listed below, Mr. Young is a director of McCain Foods Limited. Mr. Young is Chair of the Advisory Committee on Red Tape Reduction established by the Government of Canada. Mr. Young served as Chairman and Chief Executive Officer of Fishery Products International Limited (a frozen seafood products company) from 1984 until May 2001.

Mr. Young holds a Bachelor of Commerce (Honours) degree from Memorial University, a Master of Business Administration degree from the University of Western Ontario and an Honorary Doctorate of Laws from Memorial University. He is an Officer of the Order of Canada and a Fellow of the Institute of Corporate Directors.

Board/Committee membership		Overall attendance 100%		Public company directorships in the past five years
		Regular	Special	— Imperial Oil Limited (2002 – present) — BCE Inc. (1995 – 2010) — Bell Aliant Regional Communications Income Fund — (2002 –2010)
Board		8 / 8	–
Audit – Chair		8 / 8	–
Risk		8 / 8	3 / 3
Securities held
Year	Shares (#)	DDSUs (#)	Total Shares/DDSUs (#)	Total value of Shares/DDSUs	Total as a multiple of share ownership guideline of $500,000
2013	28,480	36,008	64,488	$ 4,603,798	9.2 x
2012	27,418	33,114	60,532	$ 3,680,951	7.4 x

Director attendance and meetings held during the year ended October 31, 2013

Board members are expected to attend the Annual Meeting as well as board meetings and meetings of committees on which they serve. Minimum attendance of 75% of board and committee meetings is required. Meeting attendance of each nominee proposed for election as director is reported in the biographies starting on page 5 of this Circular. During the year ended October 31, 2013, average attendance of all directors at board and committee meetings was 97.2% and 95%, respectively.

2013 board and committee meetings	Regular	Special
Board	8	–
Audit Committee	8	–
Corporate Governance and Public Policy Committee	3	–
Human Resources Committee	5	–
Risk Committee	8	3

Attendance of retiring directors	Regular	Special
The Hon. Paule Gauthier, P.C., O.C., O.Q., Q.C. – 93.8% attendance
Board	7 / 8	–
Corporate Governance and Public Policy	3 / 3	–
Human Resources Committee	5 / 5	–
Jacques Lamarre, O.C. – 96.3% attendance
Board	8 / 8	–
Audit	8 / 8	–
Risk	8 / 8	2 /3
Brandt C. Louie, O.B.C., FCPA, FCA – 89.5% attendance
Board	7 / 8	–
Audit	7 / 8	–
Corporate Governance and Public Policy	3 / 3	–
David P. O’Brien, O.C. – 100% attendance
Board	8 / 8	–
Corporate Governance and Public Policy	3 / 3	–
Human Resources	5 / 5	–

Royal Bank of Canada  |    13

Directors’ compensation

Compensation decision-making process

The Corporate Governance and Public Policy Committee reviews the amount and form of non-executive directors’ compensation with a view to aligning the interests of directors and shareholders and providing market competitive compensation.

The Committee considers the responsibilities, workload, time commitment and expertise required of RBC directors. It assesses the competitiveness of our board compensation level and its design against a comparator group of Canadian financial institutions and other Canadian companies of comparable scope, complexity and size, as measured by financial criteria, including market capitalization, total revenues and other measures. The comparator group consists of the companies listed in the table below:

Canadian financial institutions	Other Canadian companies
Bank of Montreal Bank of Nova Scotia Canadian Imperial Bank of Commerce Manulife Financial Sun Life Financial Toronto-Dominion Bank	BCE Canadian National Railway Enbridge Suncor Energy TransCanada

Directors who are also officers of RBC receive no remuneration as directors. In fiscal 2013 RBC paid its non-executive directors the following compensation:

Annual retainers	Amount ($)
Annual board retainer	185,000
Additional retainers:
Chair of the Board	275,000
Chair of Audit Committee	50,000
Chair of Human Resources Committee	25,000
Chair of Risk Committee	25,000
Chair of Corporate Governance and Public Policy Committee	10,000

No fees are paid for committee membership or attendance at board or committee meetings, but directors are reimbursed for travel and other expenses incurred for attendance at board and committee meetings, or other meetings at the request of RBC.

Until a director ceases to be a member of the board, a portion of the annual board retainer (the equity portion) must be invested and held either in shares under the Director Share Purchase Plan or in Director Deferred Stock Units (DDSUs) under the Director Deferred Stock Unit Plan. DDSUs are ownership interests that have the same economic value as shares. The amount of the equity portion in fiscal 2013 was $100,000. Directors may also elect to receive all or a part of the remaining portion of their annual board retainer in either shares or DDSUs. This election also extends to additional retainers for the Chair of the Board and the committee Chairs.

Changes to compensation for 2014

The Committee retained an independent consultant, Hugessen Consulting (“Hugessen”), to assist in the 2013 assessment of the competitiveness of non-executive director compensation, and provide advice regarding market positioning and board compensation trends. Fees in the amount of $54,500 were paid to Hugessen in 2013 for these services, which were the only services performed by them for RBC. No other fees were paid by RBC to Hugessen in 2013 or 2012.

The Committee considered this advice in developing its recommendations to increase: (i) the annual board retainer to $210,000, with the equity portion moving to $115,000; and (ii) the annual retainers for the Chairs of the Risk Committee and Human Resources Committee to $50,000, in recognition of the increasingly heavy workload of these Chairs who play a significant role on behalf of the board in engaging with representatives of Canadian and international regulators as well as investors, investor advisory firms and other stakeholders. On the recommendation of the Committee, the board approved these changes, which will be in effect on March 1, 2014.

Director Share Purchase Plan

The purpose of the Director Share Purchase Plan is to encourage board members to purchase shares, with a view to aligning the interests of directors and shareholders. Under the Plan, directors can use their retainers to buy shares at market prices. Administration costs and brokerage fees are paid by RBC. Under this Plan, directors may invest:

•	the equity portion of the annual board retainer that must be invested either in shares or in DDSUs; and
•	100% or any portion of their other retainers.

Shares purchased with the equity portion of the annual board retainer must be retained until the director ceases to be a member of the board.

Director Deferred Stock Unit Plan

The purpose of the Director Deferred Stock Unit Plan is to encourage board members to receive their fees in the form of DDSUs, with a view to aligning the interests of directors and shareholders. The value of a DDSU, when credited to a director and when redeemed following retirement, is equal to the average closing price of a share over the five preceding trading days.

Under this Plan directors may elect to receive in the form of DDSUs:

•	the equity portion of the annual board retainer that must be invested either in DDSUs or shares; and
•	100% or 50% of their other retainers.

14    |  Royal Bank of Canada

Directors cannot redeem DDSUs for cash until they cease to be members of the board of RBC or any of its subsidiaries. Additional DDSUs are earned as dividend equivalents. In the event of stock splits, stock dividends or other changes affecting our shares, proportionate adjustments are made to DDSUs.

Director compensation table

The following table sets out the total compensation paid to non-executive directors in fiscal 2013 for service on the Board of Directors of RBC.

Director	Fees earned ($)	All other compensation ($)
W.G. Beattie (1)	210,000
D.F. Denison	185,000
J.T. Ferguson (2)		50,000
P. Gauthier (3)	185,000
R.L. George	185,000
T.J. Hearn	185,000
A.D. Laberge	185,000
J. Lamarre (3)	185,000
B.C. Louie (3)	185,000
M.H. McCain	185,000
H. Munroe-Blum	185,000
D.P. O’Brien (4)	470,000
J.P. Reinhard	185,000
T.A. Renyi (5)	46,250
E. Sonshine	185,000
K.P. Taylor (6)	210,000
B.A. van Kralingen	185,000
V.L. Young (7)	235,000
Total	3,391,250	50,000

(1)	Fees include Risk Committee Chair retainer of $25,000.
(2)	Mr. Ferguson retired from the board on March 1, 2012. This amount represents a $50,000 charitable donation made in September 2013 in honour of the retiring director to a charity selected by the director, consistent with RBC Foundation’s giving guidelines. Mr. Ferguson did not receive any financial benefit.
(3)	Mrs. Gauthier and Messrs. Lamarre and Louie will retire as directors on February 26, 2014.
(4)	Mr. O’Brien retired as Chair of the Board on December 31, 2013 and will retire as a director on February 26, 2014. Fees include retainer of $275,000 received as Chair of the Board and retainer of $10,000 received as Chair of the Corporate Governance and Public Policy Committee.
(5)	Mr. Renyi was appointed as a director on August 28, 2013 and therefore received a pro-rated annual board retainer.
(6)	Fees include Human Resources Committee Chair retainer of $25,000.
(7)	Fees include Audit Committee Chair retainer of $50,000.

Allocation of directors’ fees

In fiscal 2013, non-executive directors of RBC received 100% of their total compensation in the form of DDSUs, except for the following directors:

Director	In cash ($)	In Shares/DDSUs ($)	Fees earned ($)
P. Gauthier	85,000	100,000	185,000
T.J. Hearn	85,000	100,000	185,000
A.D. Laberge	42,500	142,500	185,000
H. Munroe-Blum	42,500	142,500	185,000
D.P. O’Brien	340,000	130,000	470,000
V.L. Young	135,000	100,000	235,000

Share ownership guideline

Directors are required to hold shares or DDSUs with a value of not less than $500,000. In conjunction with the increase to the annual board retainer, the Committee recommended, and the board agreed, to increase the minimum shareholding requirement to $600,000 starting on March 1, 2014. Directors are expected to reach this level within five years of joining the board.

Restrictions on trading and hedging RBC securities

Directors are prohibited from directly or indirectly:

•	selling RBC securities if they do not own or have not fully paid for them (a short sale);
•	buying or selling a call or put on RBC securities or entering into equity monetization transactions that would have an equivalent effect; or
•	entering into other financial instruments designed to hedge or offset a decrease in market value of RBC securities.

Alignment of interests

The Board of Directors believes that the interests of directors are effectively aligned with the interests of shareholders by the share ownership guideline, as well as the requirements to retain until retirement all DDSUs received as compensation and all shares acquired with the equity portion of the board retainer.

Royal Bank of Canada  |    15

Committee reports

The board has established four committees to assist it in exercising its responsibilities: the Audit Committee, the Risk Committee, the Corporate Governance and Public Policy Committee, and the Human Resources Committee. The board has determined that all members of each committee are independent under the standards set out in our Director Independence Policy. These standards incorporate criteria derived from the Bank Act “affiliated persons” regulations and the definition of “independence” in the corporate governance guidelines of the Canadian Securities Administrators (CSA). The Director Independence Policy also includes additional independence standards specified for Audit Committee and Human Resources Committee members, as required by applicable laws and regulations, and is posted on our website at rbc.com/governance. To facilitate open and candid discussion among committee members, the Chair of each committee regularly leads in camera sessions without management present at the end of committee meetings.

On an annual basis, each committee assesses its effectiveness to ensure that it has fulfilled its responsibilities as set out in its charter. The charters of the board’s committees are posted on our website at rbc.com/governance.

Report of the Audit Committee

Members

V.L. Young (Chair), D.F. Denison, T.J. Hearn, A.D. Laberge, J. Lamarre, B.C. Louie and J.P. Reinhard.

The board has determined that each of V.L. Young, D.F. Denison, T.J. Hearn, A.D. Laberge and J.P. Reinhard qualifies as an “audit committee financial expert” as defined by rules of the U.S. Securities and Exchange Commission (SEC) and that all members of the Audit Committee are “financially literate” within the meaning of the rules of the CSA relating to audit committees and the NYSE corporate governance listing standards.

Responsibilities

The Audit Committee assists the board in its: (i) oversight of the integrity of the financial statements; (ii) assessment and monitoring of the qualifications, performance, quality of service and independence of the external auditor, Deloitte LLP (Deloitte); (iii) oversight of the performance of the Bank’s internal audit function; (iv) oversight of the adequacy and effectiveness of internal controls; and (v) monitoring of compliance with legal and regulatory requirements. Other areas of responsibility are addressed below under 2013 highlights.

Management of RBC is responsible for the preparation, presentation and integrity of the financial statements and for maintaining appropriate accounting and financial reporting principles, policies, internal controls and procedures designed to ensure compliance with accounting standards and applicable laws and regulations. The external auditor is responsible for planning and carrying out, in accordance with professional standards, an audit of the annual consolidated financial statements and an audit of internal control over financial reporting. The external auditor also reviews the quarterly unaudited condensed consolidated financial statements. We are responsible for reviewing the adequacy and effectiveness of these activities and we regularly meet with and have the authority to communicate directly with Deloitte.

For further information relating to the Audit Committee and external auditor, please refer to the section entitled “Audit Committee” in the Bank’s Annual Information Form dated December 4, 2013, which has been filed with securities regulators at sedar.com and may be obtained free of charge on request from the Secretary.

This report has been approved by the members of the Audit Committee.

2013 Highlights

We met eight times over the past year. Each of our meetings was attended by the President and Chief Executive Officer, the Chief Administrative Officer and Chief Financial Officer, the Chief Risk Officer, the General Counsel, the Chief Internal Auditor, and the lead partners at Deloitte. Other executives, subject matter experts and external advisers were also invited to attend meetings, as required, to present and advise on reports requested by us. At each of our eight meetings during 2013 we met privately with Deloitte without management present to provide additional opportunity for open dialogue and feedback. Portions of every meeting were also held in camera. On a quarterly basis, we met privately with the Chief Internal Auditor, the General Counsel, the Chief Compliance Officer, the Chief Administrative Officer and Chief Financial Officer and the President and Chief Executive Officer, to discuss and review specific issues as deemed appropriate. During the year, we also met jointly with the members of the Risk Committee to consider key matters in areas of shared oversight relating to capital and operational risk controls.

16    |  Royal Bank of Canada

We considered the following key matters during 2013:

Financial reporting

In connection with our responsibility to oversee the integrity of the Bank’s financial statements we:

•

Reviewed and discussed with management and Deloitte, and recommended for approval by the board, the quarterly unaudited condensed consolidated financial statements and, for inclusion in the 2013 Annual Report and the annual report on Form 40-F filed with the SEC, the annual audited consolidated financial statements for the year ended October 31, 2013.

•

Reviewed and discussed with management and Deloitte, and recommended for approval by the board, earnings releases on quarterly and annual results, the 2013 Annual Information Form, the 2013 Annual Report and the annual report on Form 40-F for the year ended October 31, 2013.

•

Discussed with management and Deloitte significant estimates and areas of judgment regarding accounting principles and financial statement presentation and the overall quality of its financial reporting, including the Bank’s:

¡	determination of fair value of financial instruments, including the appropriateness of the valuation adjustments;
¡	allowance for credit losses, including the assumptions used to determine the collectively assessed allowance;
¡	insurance claims and policy benefits liabilities, including the impact of changing legislation on certain insurance products;
¡	employee benefits including pension and other post-employment benefits;
¡	income taxes, including the provision for uncertain tax positions;
¡	carrying value of goodwill, including the assumptions used to assess the carrying value for the Caribbean cash generating unit;
¡	litigation provisions;
¡

business combinations, including the allocation of the purchase price arising from the acquisition of the other 50% of RBC Investor Services and the Canadian auto finance and deposit business of Ally Financial Inc.; and

¡	securities impairment.
•

Discussed with Deloitte its responsibilities in performing an integrated audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States)(PCAOB) and the design and scope of the audit. The objectives of the audit are to express opinions on the fairness of the presentation in the consolidated financial statements and on the effectiveness of internal control over financial reporting.

•

Discussed with Deloitte matters in connection with the audit that are required to be discussed by Canadian generally accepted auditing standards and by the standards adopted by the PCAOB. Topics discussed included the significant audit risks identified by Deloitte in its audit plan and the procedures executed to mitigate those risks, including fraud risks and those arising from non-compliance with laws and regulations and other key matters pertaining to the scope of the audit including the approach to audits in key locations, materiality, the use of specialized resources in the execution of the audit, and the co-ordination with internal audit and finance management to enable an effective and efficient audit.

External auditor

We conducted an annual assessment of Deloitte’s performance and effectiveness considering factors such as the: (i) quality of services provided by Deloitte’s engagement team during the audit period, (ii) relevant qualifications, experience and geographical reach to serve RBC, (iii) quality of communications received from Deloitte, and (iv) Deloitte’s independence, objectivity and professional skepticism. We assessed Deloitte’s performance as a Committee having reviewed management’s assessment of Deloitte, which included a survey of Deloitte’s performance, and Deloitte’s self-assessment addressing these factors. We also considered the institutional familiarity threats created by audit firm tenure focusing on our assessment of the auditor’s objectivity and their application of professional skepticism, the quality of the engagement team the audit firm has provided including technical and industry expertise and its rotation plan for key partner roles established to mitigate the familiarity threat. We concluded that we were satisfied with Deloitte’s performance and approved and recommended that the Board of Directors recommend to shareholders the appointment of Deloitte as auditor of the Bank. We also:

•

 Received written confirmation from Deloitte of its independence from RBC and written disclosure of all relationships between RBC and Deloitte and their respective related entities that may impact Deloitte’s independence, consistent with applicable auditing and legal requirements.

•

Discussed with Deloitte its independence including that firm’s relationships with RBC and its related entities and the potential effects of any relationships that may reasonably be thought to bear on independence and the safeguards that are implemented to mitigate these potential effects.

•

Pre-approved all engagements with Deloitte including non-audit services, reviewed the scope of the integrated audit plan, received summaries of observations and recommendations regarding accounting and reporting matters arising from its quarterly reviews and year-end audit, and reviewed and approved all of Deloitte’s fees.

•	Discussed Deloitte’s Audit Partner Rotation Plan for 2014 which includes the lead, concurring review partner and other key partners on the engagement.

Royal Bank of Canada  |    17

One of our key responsibilities is to monitor and review the objectivity and independence of Deloitte. We review the policies and procedures designed to ensure the independence of Deloitte is maintained and policies and procedures for the pre-approval of services to be performed by public accounting firms bi-annually. Our next review is scheduled for 2014. These encompass all engagements of Deloitte, as well as all engagements of other public accounting firms that involve the provision of audit, review or attestation services. To monitor these requirements we reviewed quarterly reports on fees paid to Deloitte for audit, audit-related, tax and other services as described under the “Auditor fees” section above and we have concluded that the provision of these services by Deloitte is compatible with the maintenance of their independence.

Audit committees are integral to the audit process and it is our responsibility to oversee the work of the external auditor. To fulfill this responsibility this year we:

•   Monitored the effectiveness of the financial reporting environment of RBC;

•   Oversaw the annual work of the auditor;

•   Reviewed the integrated audit plan and assessed the reasonableness of audit fees;

•   Monitored the execution of the integrated audit plan;

•   Reviewed and evaluated the external auditor’s findings;

•   Met in camera with the auditors at every Audit Committee meeting; and

•   Conducted an annual assessment of the external auditors.

Internal auditor and internal control

We reviewed and approved the internal audit plan and reviewed quarterly reports of all audit activities conducted by the internal audit function. These reports include, among other things, a listing of audit reports issued and ratings assigned, a summary of major issues arising from audits completed, observations on trends in audit issues, resource requirements of the internal audit services group and quarterly assessments of the effectiveness of internal controls.

We require that management implement and maintain appropriate internal control procedures, including internal control over financial reporting. During the year, we reviewed management’s progress toward its assessment that internal control over financial reporting is effective and received management’s report each quarter and for the year ended October 31, 2013. We also received presentations from management on opportunities to enhance the effectiveness of internal controls, updates from the General Counsel on legal matters, and reports from the Chief Compliance

Committee Chair Oversight

The Audit Committee Chair, Victor L. Young, is responsible for the management and effective performance of the Audit Committee and provides leadership to the Committee in fulfilling its mandate. These responsibilities are set out in the committee chair mandate which is posted on our website at rbc.com/governance. Highlights of Mr. Young’s key responsibilities in 2013 included:

•   Meeting with representatives of the Office of the Superintendant of Financial Institutions (OSFI) on a regular basis to foster open dialogue.

•   Overseeing the Audit Committee continuing education curriculum. This year’s curriculum included various educational programs focused on emerging issues including regulatory developments related to the PCAOB and the Canadian Public Accountability Board, enhanced bank risk disclosures as recommended by the Financial Stability Board’s Enhanced Disclosure Task Force, the auditor evaluation process, anti-money laundering and future accounting and disclosure changes.

•   Meeting with the heads of RBC’s independent oversight functions, General Counsel and representatives of RBC’s external auditor throughout the year to review matters that relate to the internal control environment of RBC.

•   Reporting to the board following each Audit Committee meeting with respect to matters reviewed by the Committee and its recommendations.

Officer on compliance with applicable laws and regulations, including anti-money laundering regulations. As part of our oversight responsibility in monitoring effectiveness of legal entity governance controls, we reviewed a report by management on the Bank’s subsidiary governance.

We also reviewed and approved the Bank’s policy on disclosing material information and policy on reporting significant issues to the Chair of the Audit Committee and to the Chair of the Risk Committee and reviewed reports from the Ombudsman pursuant to the Bank’s policy on reporting accounting or auditing matters and complaints and the RBC reporting hotline.

Oversight of control functions

We oversee the effectiveness, independence and performance of the internal audit, finance and compliance functions and regularly meet with and communicate directly with the heads of these functions. In this regard, we reviewed and approved the organizational structure, budget, resources and mandates of the finance, compliance and internal audit functions and the Chief Administrative Officer and Chief Financial Officer, the Chief Compliance Officer and the Chief Internal Auditor, assessing the effectiveness of these functions and the individual performance of these officers.

18    |  Royal Bank of Canada

Capital matters

We reviewed the results of the Bank’s enterprise stress testing program for 2013 and subsequently approved the Internal Capital Adequacy Assessment Process and reviewed the 2014 Capital Plan. We also reviewed capital and term funding issuance programs, including prospectuses and related documents governing the issuance of the Bank’s capital and term funding instruments.

Report of the Risk Committee

Members	W.G. Beattie (Chair), D.F. Denison, R.L. George, J. Lamarre, M.H. McCain, H. Munroe-Blum, T. A. Renyi, E. Sonshine, B.A. van Kralingen and V.L. Young.
Responsibilities

The Risk Committee is responsible for overseeing risk management at RBC, balancing risks and rewards while ensuring that management has in place policies, processes and procedures designed to identify and effectively manage the significant risks to which RBC is exposed. The Committee also fulfils the role of a conduct review committee for RBC and certain of its subsidiaries.

This report has been approved by the members of the Risk Committee.

2013 Highlights

We met 11 times during 2013. Each of our meetings was attended by the President and Chief Executive Officer, the Chief Administrative Officer and Chief Financial Officer, the Chief Risk Officer (CRO), the General Counsel, the Chief Compliance Officer, and the Chief Internal Auditor. Other executives, subject matter experts and external advisers were also invited to attend meetings, as required, to present and advise on reports requested by us. At each regularly scheduled meeting we met separately with the CRO without other members of management present and we regularly met in camera at the end of committee meetings. During the year we also met concurrently with the members of the Audit Committee to review reports relating to areas of shared oversight including capital planning and operational risk controls. We also met concurrently with the Human Resources Committee to consider matters of common interest relating to oversight of compensation risk management and the Code of Conduct.

Risk management

On a regular basis, we received in-depth reviews of risk issues presented by the CRO, including provisions for credit losses, risk exposures related to Alberta flooding, specific portfolio exposures, results of supervisory reviews of RBC and updates on the regulatory environment. We reviewed quarterly reports on enterprise risks, which included detailed reports on the quality of the Bank’s credit portfolio and on the assessment, monitoring and effective control of other risks facing the organization, including market, operational, liquidity and funding and regulatory compliance risks.

In connection with our responsibilities to oversee risk management at RBC, we also:

Risk appetite and risk profile

•

Reviewed and recommended for the board’s approval the Bank’s risk appetite, which is the amount and type of risk RBC is willing to accept in the pursuit of its business objectives. In this regard, we also reviewed regular reporting on the assessment of the Bank’s risk profile against risk appetite.

•	Reviewed management’s benchmarking of the risk profile of RBC relative to its global peer group.
•	Reviewed and recommended to the board for approval the delegation of risk limits to management, and approved transactions exceeding those delegated authorities.

Risk frameworks

•

Reviewed and approved the comprehensive Enterprise Risk Management Framework, which provides a consolidated overview of the Bank’s program for identifying, measuring, controlling and reporting on the significant risks that face the organization, and a series of risk-specific frameworks outlining in detail how each significant risk impacts RBC, as well as the mechanisms for identifying, managing and reporting those risks.

•	Approved a new Information Technology Risk Management Framework and received reports on the management of RBC’s information technology risks including cyber-security risk.
•	Received a report on model risk management, noting the implementation of a number of changes in model risk control practices.
•

Received a report on the business continuity management program, the objectives of which are to ensure the safety of RBC staff, to mitigate the impact of interruptions on business activities, and to protect essential business processes from the effects of major service outages or disasters.

Royal Bank of Canada  |    19

Stress testing and capital adequacy

•   Reviewed the results of the Bank’s 2013 enterprise stress testing program and ad-hoc stress tests conducted throughout the year.

•   Approved RBC’s Internal Capital Adequacy Assessment Process and reviewed the 2014 Capital Plan.

Other governance activities

•   Approved RBC’s financial crisis management and recovery plans.

•   Received regular updates on activities of the Bank’s Reputation Risk Oversight Committee, which reviews structured transactions and complex credits, products and services and client relationships with potentially significant reputational risks.

•   Received a report on RBC’s risk governance structure in Europe and discussed European risk issues and concerns.

Oversight of the risk management function

We oversee the independence and effectiveness of the Bank’s risk management function. In this regard, we discussed the results of an independent review of the risk management function at RBC, including an assessment of risk culture and we approved the organizational structure, budget, resources and mandate of the function and the CRO. We also reviewed and made recommendations to the board for the selection of the CRO as part of the planned succession for this role.

Conduct review matters

As part of our conduct review responsibilities, we review policies and procedures established by management relating to compliance with the self-dealing provisions of the Bank Act and the U.S. Sarbanes-Oxley Act of 2002 (SOX), as well as monitoring procedures to resolve conflicts of interest, reviewing and approving the Bank’s Code of Conduct and obtaining assurances that RBC has processes in place to ensure adherence to our Code of Conduct.

Committee Chair Oversight

The Risk Committee Chair, W. Geoffrey Beattie, is responsible for the management and effective performance of the Risk Committee and provides leadership to the Committee in fulfilling its mandate. These responsibilities are set out in the committee chair mandate which is posted on our website at rbc.com/governance. Highlights of Mr. Beattie’s key responsibilities in 2013 included:

•   Meeting with representatives of OSFI on a regular basis to foster open dialogue.

•   Overseeing the Risk Committee continuing education curriculum. This year’s curriculum included a series of risk analyses of specific components of the Bank’s balance sheet and income statement.

•   Maintaining ongoing communications with the CRO and members of the Committee on industry or RBC-specific developments relating to risk and on meeting agenda planning.

•   Reporting to the board following each Risk Committee meeting with respect to matters reviewed.

In connection with these responsibilities, we reviewed reports on related party transactions to confirm they comply with the self-dealing provisions of the Bank Act and applicable provisions of SOX and related rules and received a report on procedures for dealing with customer complaints, including the annual report of the Bank’s Ombudsman on complaints resolution, and other consumer protection provisions.

Report of the Corporate Governance and Public Policy Committee

Members

D.P. O’Brien (Chair), W.G. Beattie, P. Gauthier, R.L. George, T.J. Hearn, B.C. Louie, M.H. McCain, H. Munroe-Blum and E. Sonshine. Effective January 1, 2014, the board appointed K.P. Taylor as Chair of the Committee.

Responsibilities

The Corporate Governance and Public Policy Committee acts as the nominating committee responsible for recommending to the board individuals qualified to become directors. It annually reviews the credentials of nominees for election as directors and oversees the process for evaluating board, committee and director effectiveness. The Committee is also responsible for advising the board in applying governance principles and practices, monitoring developments in corporate governance and adapting best practices to the needs and circumstances of RBC, monitoring the amount and form of director compensation, and reviewing shareholder proposals and recommending to the board responses to these proposals.

As part of its public policy responsibilities, the Committee reviews policies and programs designed to maintain and enhance the Bank’s reputation, and advises the board on public policy and public affairs matters, including the development of corporate citizenship policies and programs.

This report has been approved by the members of the Committee.

20    |  Royal Bank of Canada

2013 Highlights

We met three times over the past year. We conducted the annual evaluation of effectiveness of the board and reviewed progress made in connection with action plans to address the priorities identified in the prior year’s evaluation of board effectiveness. We also recommended amendments to the Committee’s mandate and the board charter to reflect updated regulatory guidance and best practices, reviewed the shareholder proposals included in this Circular and recommended responses to them, and reviewed a report on subsidiary governance to support the board in its oversight responsibility in this area.

Nomination of directors

We reviewed the composition of the board, giving careful consideration to factors such as age, diversity, geographies, competencies and experience of current directors and the suitability and performance of directors proposed for election. In considering the independence of directors proposed for election, we reviewed information concerning direct and indirect personal and business relationships between each director and RBC. In this regard, we recommended that the board determine that all of the nominees named in this Circular with the exception of our President and Chief Executive Officer, Gordon M. Nixon, are independent.

Board succession

In anticipation of planned retirements of some of our directors, we remained focused on board renewal and continued to build on our pool of potential director candidates. We also updated the matrix that identifies areas of experience and competencies needed on the board.

Corporate governance policies

We updated the corporate governance policies and guidelines that the board has developed over the years and consolidated these into the RBC Corporate Governance Framework, which is available on our website at rbc.com/governance.

We reviewed and confirmed our tenure policy for the Chairs of the board committees, which calls for a review of each Chair’s service after five years to determine whether it is appropriate to extend tenure, having regard to the expertise required for leadership of the relevant committee. We also recommended, and the board adopted, a tenure limit for the Chair of the Board of eight years, with a review after five years to plan for orderly succession.

Director compensation

As described on page 13 of the Circular, we reviewed the amount and form of non-executive director compensation and met with our independent consultant, Hugessen Consulting, who provided advice regarding market positioning and compensation trends. We considered this advice in developing our recommendations to the board to increase: (i) the annual board retainer to $210,000, with the equity portion moving to $115,000; and (ii) the annual retainers for the Chairs of the Risk Committee and Human Resources Committee to $50,000, in recognition of the increasingly heavy workload of these Chairs who play a significant role on behalf of the board in engaging with various stakeholders.

Public policy

Corporate governance practices

The Committee reviewed and approved the Statement of Corporate Governance Practices included in this Circular, beginning on page 64, which describes the Bank’s corporate governance practices in accordance with the CSA’s corporate governance guidelines and disclosure rules. Additional information relating to corporate governance at RBC is available on our website at rbc.com/governance.

This year we reviewed reports relating to client loyalty, the Bank’s social brand, media coverage, regulatory developments and government affairs, the reputation of the Bank with its key stakeholders, and our corporate donations strategy. We recommended, and the board approved, the 2014 donations budget.

Report of the Human Resources Committee

Members	K.P. Taylor (Chair), P. Gauthier, A.D. Laberge, D.P. O’Brien, J.P. Reinhard and B.A. van Kralingen. Effective January 1, 2014, the board appointed D.F. Denison, as Chair of the Committee.
Responsibilities

The Human Resources Committee acts as the compensation committee of the board. This Committee is responsible for advising the board on succession planning, compensation and human resources principles and on related policies, programs and plans designed to achieve the strategic goals and financial objectives of RBC within acceptable risk tolerances. We oversee the design and governance of compensation programs and practices, and their alignment with regulatory requirements. We assist the board in setting the objectives for the President and Chief Executive Officer (CEO) and in reviewing performance at the end of the fiscal year against the approved objectives. We review and recommend for board approval compensation for the CEO and other senior executives. The Committee annually reviews executive talent development strategies and succession plans for key senior leadership roles of the Bank. In addition, the Committee oversees the Bank’s pension plans.

This report has been approved by the members of the Committee.

Royal Bank of Canada  |    21

2013 Highlights

At each of our five meetings over the year, we met in camera, as we recognize that independence from management is fundamental to our effectiveness in managing executive compensation programs. Additionally, we met privately with our compensation consultant without members of management present at each regularly scheduled meeting. During the year, we met jointly with the members of the Risk Committee to discuss the relationship between risk and compensation at RBC in a combined forum.

Compensation program design and risk management

We met with the Chief Internal Auditor to discuss the annual review of alignment of executive compensation programs with the Financial Stability
Board’s principles and standards relating to compensation governance, risk alignment and disclosure. We also met with the Chief Risk Officer to review the results of the compensation risk adjustment process under the RBC Policy on
Compensation Risk Management. We reviewed variable compensation processes and risk compensation considerations for major compensation programs. In addition, we reviewed the results of stress tests of performance-
based incentive programs against different scenarios of Bank performance to ensure that programs are aligned with the Bank’s pay-for-performance principle, its risk appetite and its compensation objectives.

During 2013, RBC joined with other Canadian banks to commission an independent study conducted by Meridian Compensation Partners to examine horizontal benchmarking and its potential impact on compensation. Meridian also reviewed RBC’s horizontal benchmarking practices as they relate to executive compensation and concluded that they are sound and use safeguards to ensure that horizontal benchmarking does not contribute to excessive pay.

Talent management and succession
planning

In fulfilling part of its oversight role, the
Committee continued to review and
discuss RBC’s integrated approach to
executive and high-potential talent
management and succession planning,
ensuring a pipeline of leaders is in place
to drive both short and long-term
performance. We considered processes
and practices for leadership
development, the depth of succession
pools for senior leadership roles across
RBC, and continued to focus on diversity
as a key priority that is embedded in
RBC’s talent management practices to
enable achievement of longer-term
strategic objectives.

Committee Chair Oversight

The Human Resources Committee Chair, Kathleen P. Taylor, is responsible for the management and effective performance of the Committee and provides leadership to the Committee in fulfilling its mandate. These responsibilities are set out in the committee chair mandate which is posted on our website at rbc.com/governance. Highlights of Ms. Taylor’s key responsibilities in 2013 included:

•   Maintaining on-going communications with the Chief Human Resources Officer and members of the Committee on industry or RBC-specific developments relating to talent management, succession planning, alignment of variable compensation with risks and performance, and meeting agenda planning.

•   Monitoring market trends and the regulatory landscape.

•   Meeting with shareholders to receive feedback on the Bank’s approach to executive compensation in connection with the shareholder advisory vote.

•   Meeting with representatives of OSFI on a regular basis to foster open dialogue.

In consideration of the review, the Committee was provided with select vertical pay ratios for additional context in making recommendations to the board for compensation awards for the CEO.

In connection with our responsibilities to oversee executive compensation, we reviewed and made recommendations to the board for the compensation of the CEO and other senior management, including the named executive officers, and the heads of the oversight functions. We also reviewed, and recommended to the board for approval, the Compensation discussion and analysis included in this Circular.

Oversight of compensation policies and pensions

In connection with our responsibilities to oversee the Bank’s compensation policies, we:

•   Reviewed the Human Resources Policy Framework which governs the human resources policy principles, controls, approvals and overall policy architecture.

•   Reviewed and approved RBC’s Compensation Management Framework, which was developed to provide a comprehensive overview of RBC’s approach to compensation management, promote sound compensation risk management across RBC, and optimize compensation decision making.

•   Reviewed and approved our Code of Conduct.

•   Reviewed the funding, performance and investment strategy of RBC pension plans.

22    |  Royal Bank of Canada

2013 REPORT ON EXECUTIVE COMPENSATION

HUMAN RESOURCES COMMITTEE LETTER TO SHAREHOLDERS

To our fellow shareholders:

As the Chair of the Board of Directors and the Chair of the Human Resources Committee in 2013, I am pleased to share with you the summary of our approach to considering and determining the compensation for RBC’s most senior executive officers.

For some time, we’ve based executive compensation on four guiding principles that ensure alignment with shareholder interests, sound risk management principles, ongoing performance and talent retention.

This year, we formalized a fifth principle to reflect the fact that compensation at RBC also rewards behaviours that are consistent with our core values of service, teamwork, responsibility, diversity and integrity. These values, embedded in our Code of Conduct, define our culture, contribute to a high-performing work environment and help to mitigate risk. These values also keep us focused on meeting the needs of our clients in a way that we believe will contribute to creating significant and sustainable value for our shareholders over the long term.

In addition, we approved a number of enhancements to the annual variable Short-Term Incentive Program for 2013 to maintain and evolve the strength of our approach. In this regard, we:

•	adopted the use of return on common equity (ROE) in combination with net income in measuring financial performance;
•	introduced pre-established payout grids to promote a more formulaic approach in determining the financial component of awards;
•	introduced explicit key customer metrics in determining awards; and
•	increased clarity around the scope of the board’s discretion in determining final payouts.

These changes are the product of ongoing work by the Human Resources Committee, advice from our independent compensation advisor and input from RBC shareholders. Our continuous improvements reflect a well-rounded, rigorous and transparent approach to executive compensation and a multi-faceted approach to assessing performance that helps ensure our people take into account the interests of key stakeholders across RBC.

Royal Bank of Canada  |    23

2013 performance

RBC has three principal strategic goals: in Canada, to be the undisputed leader in financial services; globally, to be a leading provider of capital markets, investor and wealth management solutions; and in targeted markets, to be a leading provider of select financial services complementary to our core strengths.

RBC made significant progress against these goals in 2013, with record net income of $8.4 billion, up 12% from the prior year, driven by record earnings in Personal & Commercial Banking, Wealth Management and Capital Markets, as well as higher earnings in Investor & Treasury Services. Diluted earnings per share were $5.54, ROE was 19.4% and our Common Equity Tier 1 ratio was 9.6%. Our results were underpinned by the strength and diversity of our businesses.

We delivered three and five-year average annual Total Shareholder Returns (TSR) of 13% for the periods ending October 31, 2013. While not a measure we consider for compensation purposes, our one-year TSR was 28%.

($ millions, except for percentage amounts)
Measure	2013 objective	2013 actual	Actual vs. objective
Annual variable Short-Term Incentive Program financial measures
Net income	$7,920	$8,429	up 6.4%
Return on common equity	18.3%	19.4%	up 110 bps
Mid and long-term incentive program financial measures
Diluted earnings per share growth	7% +	12.4%	up 540 bps
Return on common equity	18% +	19.4%	up 140 bps
Common Equity Tier 1 ratio	Strong capital ratios	9.6%	✓
Dividend payout ratio	40% – 50%	45%	✓

Performance and pay of the President and Chief Executive Officer

We measure the performance of RBC’s President and CEO, Gordon M. Nixon, against specific objectives set by the board at the beginning of each year. These include financial, client, risk, strategic and operational performance goals. In 2013, under Mr. Nixon’s leadership, RBC launched innovative new products and partnerships, won new clients and gained market share in key businesses in Canada and globally while also increasing efficiency. RBC completed the acquisition of the Canadian auto finance and deposit business of Ally Financial Inc. and fully integrated the business to add scale and extend our leadership position in auto finance.

Mr. Nixon’s total direct compensation of $12,682,000 for 2013 was up 1% from 2012, compared to net income for RBC in 2013 that increased 12% from 2012. Additionally, his compensation was 13% above target, compared to 12% above target last year. Mr. Nixon’s total direct compensation included a short-term incentive award of $2,932,000, and mid and long-term incentives totalling $8,250,000. The mid and long-term incentives were granted in the form of performance deferred share units (80%) and stock options (20%) to support the alignment of his incentives with the interests of shareholders.

The board believes the compensation awarded to Mr. Nixon for 2013 appropriately reflects his leadership in driving RBC’s strong performance. He continues to position RBC to deliver on our long-term strategy and generate sustainable value. As illustrated on page 45, the growth in shareholder value during the last five years has outpaced the change in value of the compensation awarded to Mr. Nixon over the same period.

Changes to our executive leadership team in 2014

On December 5, 2013, Mr. Nixon announced his intention to retire on August 1, 2014, after 13 years in his role and 35 years at RBC. In line with our succession planning process, the board announced that David I. McKay, Group Head, Personal & Commercial Banking will be appointed as President at the Annual Meeting of Common Shareholders on February 26, 2014, and President and Chief Executive Officer effective August 1, 2014.

This is an exciting time for RBC. We have momentum on our side with a strong management team, a valuable brand and talented and dedicated employees who put our clients first.

Committed to delivering on our long-term strategy

During 2013, the Human Resources Committee remained committed to ensuring the compensation programs and practices of RBC are structured to deliver on our long-term strategy, and that compensation awards reflect performance.

We also remain committed to maintaining and evolving an approach to compensation that reflects RBC’s compensation principles, emerging trends, your feedback and the prudent and productive stewardship of your capital.

Your input is important to us and we encourage you to review our 2013 Compensation discussion and analysis and cast your “say-on-pay” vote at the upcoming Annual Meeting of Common Shareholders. If you would like to provide more specific feedback, please contact the board by email as indicated on our governance website at rbc.com/governance.

Sincerely,

Kathleen P. Taylor Chair of the Board Chair of the Human Resources Committee in 2013

24    |  Royal Bank of Canada

COMPENSATION DISCUSSION AND ANALYSIS

This section describes our approach to compensation and the specific compensation policies, practices, programs and awards for our named executive officers (NEOs) in fiscal 2013:

•	Gordon M. Nixon, President and Chief Executive Officer (CEO);
•	Janice R. Fukakusa, Chief Administrative Officer and Chief Financial Officer (CAO and CFO);
•	David I. McKay, Group Head, Personal & Commercial Banking (Group Head, P&CB);
•	A. Douglas McGregor, Co-Group Head, Capital Markets and Investor & Treasury Services (Co-Group Head, Capital Markets and I&TS); and
•	Mark A. Standish, Co-Group Head, Capital Markets and Investor & Treasury Services (Co-Group Head, Capital Markets and I&TS).

In addition to the executive leadership changes described on page 23, Mr. McGregor, previously Co-Group Head, Capital Markets and I&TS, assumed full responsibility for the businesses as Chair and Chief Executive Officer of RBC Capital Markets and Group Head, Capital Markets and I&TS, effective December 4, 2013. Mr. Standish will be leaving RBC in 2014. Responsibility for the overall management of global technology and operations, previously with Ms. Fukakusa, will be assumed by Bruce Ross, who joined RBC in January 2014 as Group Head, Technology and Operations.

Approach to compensation

At RBC, we have designed our compensation programs to:

•	attract and retain the talent we need to compete and succeed; and
•

align our executives’ interests with the achievement of performance objectives and strategic goals within our risk appetite, to drive superior financial performance and generate sustainable shareholder returns.

Our approach to compensation, including executive compensation, is based on five guiding principles, which are outlined below. Our fifth principle was approved by the Human Resources Committee in 2013 to reflect the alignment of compensation with the core values of RBC.

1. Compensation aligns with shareholder interests

Our performance-based incentive programs align the interests of employees with shareholders as payouts from these programs vary based on the absolute and relative performance of RBC. In addition, given their individual impact on RBC, more highly paid employees receive a significant portion of their pay in the form of deferred compensation (i.e., equity incentive awards), further aligning their interests with the interests of shareholders.

2. Compensation aligns with sound risk management principles

Our risk management culture is reflected in our approach to compensation. Compensation principles and practices align with the enterprise-wide risk management framework to ensure there is an appropriate balance between risk and reward. The performance of individuals, lines of business and RBC overall is assessed on a number of measures, including adherence to risk management policies and guidelines. We also regularly review our corporate governance practices to ensure alignment with evolving best practices and regulatory guidance.

3. Compensation rewards performance

Our pay-for-performance approach is designed to align total compensation with the contributions of employees. A majority of our employees participate in variable compensation programs that reward employees on the basis of several factors including individual, business segment and enterprise results relative to established performance objectives that are aligned with RBC’s risk appetite.

4. Compensation enables RBC to attract, engage and retain talent

Talented and motivated employees are essential to building a sustainable future for RBC. To this end, we offer compensation that is competitive within the markets where we operate and compete for talent. Compensation programs reward employees for high performance and their potential for future contribution.

5. Compensation rewards behaviours that are consistent with the core values of RBC

Our compensation programs reward results driven by behaviours that are consistent with our core values of service, teamwork, responsibility, diversity and integrity. These values, embedded in our Code of Conduct, form the foundation of our culture and underpin our ongoing commitment to deliver value to all of our stakeholders. For this reason, failure to comply with company policies and procedures, including our Code of Conduct, is considered in determining adjustments to performance-based compensation.

Royal Bank of Canada  |    25

Key programs and practices relating to compensation at RBC

	RBC practice		Page
Pay for performance

Performance-based compensation	✓	We assess the performance of the CEO and members of the Group Executive against a combination of financial, client, risk, strategic and operational objectives, which are aligned with our strategic goals.	33-34

Significant portion of pay “at-risk” and pay subject to performance	✓	For the CEO and members of the Group Executive, typically between 75% and 85% of target total direct compensation will be “at-risk” and between 65% and 80% of variable compensation will be deferred. This mix provides a strong pay-for-performance relationship.	35

Mid and long-term incentive awards subject to performance at grant and over performance period	✓	Consistent with best practice, we determine grants of mid-term and long-term incentives based on financial performance (diluted earnings per share (EPS) growth, return on common equity (ROE), strong capital ratios and the dividend payout ratio). In addition, the Performance Deferred Share Unit (PDSU) Program is subject to a relative total shareholder returns (TSR) metric at the end of the three-year performance period, with the possibility of zero payout if the performance threshold is not met.	38

Scenario analysis of pay programs	✓	Every year we perform scenario analysis on our major compensation programs, including those in which the CEO and members of the Group Executive participate, to assess how they might pay out under various RBC performance scenarios. We also back-test CEO compensation to confirm appropriate pay-for-performance alignment.	33-34

Committee discretion	✓	The Human Resources Committee may use its informed judgment when recommending final compensation awards to the board to ensure pay outcomes appropriately reflect risk and other unexpected circumstances that may arise during the year.	40
Compensation governance and risk management

Adoption of “say-on-pay”	✓	Voluntarily adopted by RBC in 2009.	4

Governance oversight	✓	The Human Resources Committee assists the board in carrying out its responsibility to oversee compensation-related matters, including the compensation of the CEO and members of the Group Executive.	26

External independent advice	✓	The Human Resources Committee engages an independent advisor annually to provide an external perspective of marketplace changes and best practices related to compensation design and governance, and objective advice regarding the appropriate level of compensation for the CEO and members of the Group Executive in the context of RBC performance.	27

Alignment with FSB principles and standards	✓	We have a robust approach to compensation risk management that is aligned with the Financial Stability Board’s (FSB) Principles for Sound Compensation Practices and Implementation Standards.	30

Deferrals, forfeiture and clawback provisions	✓	We align incentive compensation deferral arrangements with the FSB’s principles and standards. A forfeiture and clawback policy allows RBC to recoup incentive awards in the event of misconduct.	29-30

Anti-hedging policy	✓	To maintain the intended alignment between individual and shareholder interests, we prohibit employees from hedging their equity-based compensation.	28

Performance cycles align with risk time horizon	✓	To align compensation with the risk time horizon and motivate executives to create longer-term value and remain accountable for decisions with longer risk tails, we require that a significant portion of variable compensation be deferred and that executives meet share ownership guidelines.	35,39

Post-retirement share ownership	✓	The CEO and members of the Group Executive must maintain a defined level of share ownership, which extends into retirement, ensuring their interests continue to align with shareholders over 24 and 12 months, respectively.	39

Incentive plan caps	✓	The annual variable Short-Term Incentive (STI) Program is capped at 2.5 times the target; the PDSU Program is capped at 125% of target.	36

Talent management and succession planning	✓	The board oversees a comprehensive talent management and succession planning framework, which is aimed at ensuring we have a pipeline of leaders to drive both short and long-term performance.	52

Double trigger change in control	✓	Equity awards vest on an accelerated basis only where termination of employment follows a change in control, referred to as “double trigger.”	59
Competitive compensation program

Peer group definition, criteria and application	✓	We use a core comparator group of Canadian financial institutions (and for the CEO, we also use a reference comparator group) to establish competitive compensation levels. A global financial performance comparator group is used to adjust payouts based on relative TSR performance under the PDSU Program.	31-32

Target market positioning	✓	We position NEO target pay levels relative to the core comparator group; we consider broad market information for financial institutions outside Canada for additional context for NEOs with significant international responsibilities.	32

Opportunity to defer annual bonuses in deferred share units	✓	To enhance alignment with the shareholder experience, executives may elect to receive 100% or a portion (25%, 50% or 75%) of their annual bonus award in deferred share units, which are redeemable only upon retirement, resignation or termination of employment with RBC.	37

26    |  Royal Bank of Canada

Compensation governance

Our Board of Directors (the board) is responsible for the oversight of RBC’s compensation principles, policies, programs and decisions. The board is supported in this work by the Human Resources Committee (the Committee), which is comprised of independent directors and is advised by an independent compensation advisor.

The following chart illustrates RBC’s compensation governance structure.

Composition of the Human Resources Committee

The members of the Human Resources Committee in fiscal 2013 were Kathleen P. Taylor (Chair), Paule Gauthier, Alice D. Laberge, David P. O’Brien, J. Pedro Reinhard and Bridget A. van Kralingen.

The board recognizes the importance of appointing knowledgeable and experienced individuals to the Committee who have the necessary background in executive compensation and risk management to fulfill the Committee’s obligations to the board and shareholders. Most members of the Committee have significant experience in these areas as senior leaders of complex organizations and through their prior and current membership on the Human Resources or Risk Committees of the RBC board. Most members currently serve, or have served on, compensation committees of the boards of other large complex organizations. In fiscal 2013, two members of the Committee – Ms. Laberge and Mr. Reinhard – both of whom are audit committee financial experts as defined by the U.S. Securities and Exchange Commission also served on the RBC Audit Committee. In addition, two members of the Committee – Ms. Taylor and Ms. van Kralingen – also served on the RBC Risk

Royal Bank of Canada  |    27

Committee. This cross-membership between committees supports the effective oversight of compensation and its alignment with sound risk management principles and practices.

In 2013, the Committee held a joint meeting with the Risk Committee to discuss the relationship between risk and compensation at RBC in a combined forum.

Independent advice

The Committee benefits from the input of an external independent compensation advisor with deep expertise in the area of executive compensation. The Committee has retained Hay Group for this purpose since 2004. Hay Group’s role includes:

•	advising on compensation and governance trends, issues and changes in executive compensation in Canada, the U.S. and the U.K.;
•	annually reviewing, and recommending changes to, the design of major compensation programs to ensure they remain aligned with shareholder interests, including being market competitive;
•	providing advice with respect to the design of executive compensation programs;
•	providing advice regarding the appropriate level of compensation based on individual, business segment and overall RBC performance;
•

providing market analysis in order to assist the Committee in developing recommendations for the total compensation of the CEO and, in view of recommendations made by the CEO, to assist in developing compensation recommendations for members of the Group Executive;

•	reviewing compensation-related materials prepared by management in advance of Committee meetings and highlighting potential issues to the Chair of the Committee; and
•	reviewing the results of scenario analysis to assess how the performance-based incentive programs might pay out under different scenarios of RBC performance.

The Chair of the Committee meets privately with the independent advisor before each meeting to ensure that important issues receive proper attention. In addition, the Committee meets with the independent advisor in camera (i.e., without management representatives present) at every regularly scheduled meeting to ensure that the Committee is able to discuss matters free from the influence of management.

In addition to its work for the Committee, Hay Group also provides RBC with market information, as it is the sole provider of specialized surveys of compensation practices among Canadian financial institutions for both executive and non-executive compensation roles.

In its assessment of the independence of Hay Group, the Committee considered all factors relevant to providing independent advice to the Committee, and also reviewed the non-Committee services performed for 2013 and the proposed fees (see “all other fees” in the table below). The Committee was satisfied that, based on this review and given the nature and value of the other services provided by Hay Group, this did not impact its ability to act as an independent resource for the Committee.

The fees that RBC pays to Hay Group for its services represent less than 1% of Hay Group’s global revenue. The table below shows the fees paid to Hay Group over the last two years.

Services performed	Fees paid in 2013 (1)	Percentage of total fees paid in 2013	Fees paid in 2012 (1)
Executive compensation-related fees	$214,592	72%	$170,697
All other fees (limited to position evaluation and compensation surveys)	$83,682	28%	$76,077

(1)	Amounts exclude taxes paid.

During 2013, RBC joined with other Canadian banks to commission an independent study conducted by Meridian Compensation Partners to examine horizontal benchmarking, its impact on compensation and the opportunity for alternative approaches, including the use of vertical pay ratios. For reference, “horizontal benchmarking” compares compensation paid to executives performing similar roles across comparable companies; “vertical ratios” compare the compensation of the CEO with the average or median compensation paid to employees at the same company. RBC also engaged Meridian to complete a review of our horizontal benchmarking practices as they relate to establishing executive compensation, and to identify opportunities for improvement. Meridian met with the Committee to present the results of the review, which concluded that our programs and practices are sound and use safeguards to ensure that horizontal benchmarking does not contribute to excessive pay. In consideration of the review, the Committee was provided with select vertical pay ratios for additional context in making recommendations to the board for compensation awards for the CEO.

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Compensation risk management

This section outlines key compensation risk-related policies, standards and processes that promote sound risk management at RBC and help to ensure compensation aligns with the short and long-term interests of our shareholders and regulatory guidance.

Our approach to compensation risk management is outlined in an overarching policy applicable to all employees (see the “RBC Policy on Compensation Risk Management,” described below).

As set out in the RBC Code of Conduct, employees at all levels of the organization have a part to play in promoting a strong risk culture built on the core values of RBC. These values are embedded in our recruitment, promotion, learning, leadership development and compensation practices. For this reason, failure to comply with company policies and procedures, including the RBC Code of Conduct, is considered in determining adjustments to performance-based compensation. Additionally, managers are expected to consider potential risks associated with compensation arrangements and to take into account risk accountabilities and ethical behaviours as part of performance evaluations and compensation decisions.

The CRO also plays a key role in the management of compensation risk at RBC, including several of the practices described in this section. The CRO’s role as it relates to compensation management is further described on page 26.

RBC Policy on Compensation Risk Management

Purpose	Sets out the compensation risk management policy and practices for RBC. The policy is guided by the FSB’s Principles for Sound Compensation Practices and Implementation Standards, which have been adopted by our principal regulators, and other applicable regulatory guidance.

Applicability	All employees.

Key features	The policy outlines the following:
	•	the role of the CRMOC, as described on page 26;
	•	the proportion of variable compensation that will be paid under deferral arrangements for executives and Covered Employees (those employees who, based on their roles, may have a material impact on the risk profile of RBC), which is based on the employee’s role and the level of compensation awarded;
	•	that deferred compensation will be awarded in equity or equity-linked instruments for executives and Covered Employees; and
	•	that compensation for employees responsible for financial and risk control activities will be determined independently from the performance of the businesses they oversee, to affirm their independence.

Criteria for the identification of Covered Employees

Purpose	Identifies employees who, based on their roles, may have a material impact on the risk profile of RBC, including the CEO and members of the Group Executive, in order to ensure risks are appropriately reflected in their compensation outcomes.

Applicability	All employees.
Key features	•	Compensation arrangements for Covered Employees are subject to additional standards and processes, including a review by the CRO to ensure such arrangements do not contribute to risk-taking in excess of the risk appetite of RBC.
	•	The selection criteria are based on key risk factors and reflect our intention to include all relevant employees regardless of their level within the organization.

Restrictions on trading and hedging RBC securities

Purpose	Maintains alignment of employee interests with those of our shareholders.

Applicability	All employees.
Key features	RBC employees are prohibited from:
	•	selling securities of RBC directly or indirectly if they do not own or have not fully paid for them (a short sale);
	•	directly or indirectly buying or selling a call or put on securities of RBC, subject to certain limited exceptions for employees of RBC subsidiaries; and
	•	entering into equity monetization transactions that would have an effect equivalent to creating call or put rights in respect of RBC securities or other financial instruments designed to hedge or offset a decrease in the market value of securities of RBC.

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Adjustments for compensation risk and performance outcomes

Purpose	Ensures that adjustments for risk and performance are appropriately reflected in performance-based compensation amounts. This means that potential risk adjustments can be made to entire programs, business segments within a compensation program, and to groups of or individual Covered Employees, depending on the underlying nature of assessed risk and actual performance and risk outcomes.

Applicability	All major compensation programs and Covered Employees.
Key features	•	To assist the Committee in determining whether compensation awards require a risk or performance adjustment, the CRMOC reviews compensation program pool calculations to ensure significant items impacting the results for the period are identified and appropriately captured. The process includes a review of key financial measures, including net income (on both an after-tax and before bonus and tax basis), return on equity, and economic profit that takes into account the cost and quantity of capital.
	•	The review of compensation program calculations is complemented by the CRO’s review of key risk factors to identify significant quantitative and qualitative risks that should be taken into account in determining variable compensation awards. The CRMOC also reviews these factors. If required, adjustments for risk will be recommended by the CRO to the Committee. Key risk factors include, but are not limited to, risk concentrations including credit and market risk exposure and exposure to stress events.
	•	Mid and long-term incentives granted to the CEO, members of the Group Executive and all other Covered Employees can be adjusted downward at vesting and payout if (i) there has been a material downturn in financial performance or a material failure of managing risk, and (ii) actual risk and performance outcomes are materially different from the assessments made at the time of grant. Such adjustments for the CEO and members of the Group Executive are at the discretion of the Committee and subject to approval by the board.

RBC Policy on Forfeiture and Clawback

Purpose	Addresses situations in which individuals might profit from business activities that are conducted inappropriately or outside of approved risk limits and tolerances, or from financial results, financial reporting or financial statements that are erroneous or misstated.

Applicability	The CEO, members of the Group Executive, all executives of RBC and Capital Markets employees who participate in the RBC Capital Markets Compensation Program. Under the policy, the financial restatement trigger applies to the CEO and members of the Group Executive.
Key features	•	Allows RBC to recoup incentive awards that have been paid or vested and cancel unvested mid and long-term incentive awards in the event of misconduct, including failure to follow internal policies and procedures.
	•	A financial restatement trigger permits RBC, subject to the board’s discretion, to recoup incentive awards that have been paid or vested and to cancel unvested mid and long-term incentive awards in excess of the amount that would have been received under the restated financial statements.
	•	Performance-based incentive programs at RBC include provisions that would revoke certain awards to participants if their employment is terminated for cause. In such a case, and subject to the laws of the jurisdictions in which we operate, the terminated participant would forfeit all previously awarded unvested mid and long-term incentive awards.

Independent review of compensation programs and practices

Each year, the Internal Audit group of RBC conducts an independent review of our compensation governance practices and our alignment with the FSB’s Principles for Sound Compensation Practices and Implementation Standards and other regulatory guidance. The Chief Internal Auditor of RBC met with the Committee to report on the results of the review for fiscal 2012, and confirmed that the Internal Audit group was satisfied that our compensation programs and practices were generally aligned with current regulatory guidance. The results of the 2012 review were also provided to the Office of the Superintendent of Financial Institutions.

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Alignment to the Financial Stability Board’s Principles for Sound Compensation Practices and Implementation Standards

The following table highlights how our practices align with key elements of the FSB’s Principles for Sound Compensation Practices and Implementation Standards. Our approach to compensation continues to generally align with the FSB’s principles, as well as expectations from our principal regulators. We anticipate the standards set by regulators will continue to evolve over the next several years, and as such, changes to our practices will be a multi-year effort.

FSB Principles	Compensation practices at RBC
The Board oversees the compensation system’s design and operation	✓	The board is ultimately responsible for oversight and decision-making with respect to the compensation principles, policies and programs at RBC, including the management of compensation risk.
The Board monitors and reviews the operation of the compensation system	✓	The board, with the support of the Committee, monitors and reviews the compensation system to confirm alignment with risk management principles and practices. This includes reviewing and approving compensation policies and the design of major compensation programs, payouts and adjustments for risk at the program and individual level.
Employees responsible for key risk and financial control activities are compensated in a manner that is independent of the specific business segments they oversee	✓	Compensation for employees responsible for financial and risk control activities (e.g., risk, audit, compliance and finance) is determined independently from the performance of the business segments they oversee.
Compensation is adjusted for current and potential risks	✓	The Committee considers potential adjustments to compensation payouts both at the program and individual level, guided by the CRO’s review of a number of risk factors.
	✓	At the individual level, adjustments can be applied to the performance-based compensation of Covered Employees, if required, following a review of their adherence to risk management and compliance policies.
Compensation outcomes are symmetric with performance outcomes	✓	Our principle of pay for performance drives compensation awards, ensuring incentives are aligned with performance and risk outcomes. This is evident in aspects such as:
		—	performance-based incentive pools are primarily based on net income;
		—	scenario analysis assesses how performance-based incentive programs might pay out under different scenarios of RBC performance;
		—	final payouts for mid-term incentive awards are subject to a performance modifier after the deferral period, which has the potential to increase or decrease awards by up to 25%, with the possibility of no payout if the performance threshold is not met;
		—	awards can be adjusted downward at vesting and payout if (i) there has been a material downturn in financial performance or a material failure of managing risk, and (ii) if actual risk and performance outcomes are materially different from the assessments made at the time of grant; and
		—	a forfeiture and clawback policy that covers the CEO, members of the Group Executive, executives and participants in the RBC Capital Markets Compensation Program. The policy includes a financial restatement trigger, applicable to the CEO and members of the Group Executive.
Payout of compensation is sensitive to the time horizon of risks	✓	To align compensation with the risk time horizon and motivate executives to create longer-term value, we require that a significant portion of variable compensation be deferred (at least 40% for Covered Employees and at least 70% for the CEO) with vesting over three or four years.
	✓	We have share ownership requirements, which also extend into retirement for the CEO and members of the Group Executive (first two years for CEO; first year for members of the Group Executive).
The mix of cash, equity and other forms of compensation is consistent with the alignment of risk	✓	We require the deferral of a significant portion of pay at-risk to align compensation with the risk time horizon and to motivate executives to create longer-term value. The mix of compensation varies by executive level, reflecting the opportunity executives have to influence the performance of RBC.

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Compensation decision-making

We believe that a sound decision-making process is critical to achieving a sound result. With regard to compensation, our five guiding principles lie at the heart of this process. We then work to establish target pay levels and pay mix; set clear corporate, business segment and individual performance objectives; and evaluate performance against those objectives. Based on that evaluation, and applying the board’s informed judgment and discretion, performance-based compensation awards are determined. For the CEO and members of the Group Executive, awards are back-tested to assess whether compensation outcomes have been aligned with RBC’s performance over time.

The following illustration provides an overview of our annual process for determining compensation for executives:

The following section describes how this process is applied to the CEO and members of the Group Executive.

1	Establishing target compensation levels

To ensure that our compensation programs remain market competitive, we annually review the program design and pay levels of other financial institutions that represent our primary competitors for talent. The Committee’s independent advisor, Hay Group, analyzes market information and assists the Committee in determining the appropriate benchmark compensation comparator groups for the CEO and members of the Group Executive. We also obtain market information from public disclosures and from a number of other external consulting firms, including McLagan, Mercer and Towers Watson. In addition to providing market information, Towers Watson provides RBC management with information on executive compensation market practices.

The compensation comparator groups

Each year, the Committee reviews and approves two comparator groups for compensation purposes. As part of its review of the comparator groups, the Committee considers the business profile of RBC (i.e., size, business mix and scale of operations outside of the home country), our international growth strategy, and the associated talent requirements. The comparator groups are as follows:

i. Core comparator group

The core comparator group of Canadian financial institutions is used to benchmark target compensation for the CEO and members of the Group Executive.

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The Canadian financial institutions in the core comparator group are selected based on industry similarity and are also our primary competitors for talent. The following tables summarize the selection criteria for the core comparator group, and the resulting list of companies:

Selection criteria		Core comparator group
Head office location	Canada	Bank of Montreal Bank of Nova Scotia Canadian Imperial Bank of Commerce Manulife Financial Sun Life Financial Toronto-Dominion Bank
Line of business	Diversified banks and other financial institutions
Company size (financial criteria)	Meet criteria on at least one of the following measures (generally half to two times RBC): • revenue • assets • market capitalization

ii. Reference comparator group

The reference comparator group is used to provide additional context in setting the CEO’s target pay against the core comparator group. The following tables summarize the selection criteria for the reference comparator group, and the resulting list of companies.

Selection criteria		Reference comparator group
Head office location	Outside of Canada	Barclays BNP Paribas Credit Suisse JP Morgan Chase National Australia Bank	PNC Financial U.S. Bancorp Wells Fargo Westpac Banking
Line of business	Diversified banks and other financial institutions
Key company characteristics	Relevant with respect to: • size • business mix • scale of operations outside of home country • financial condition

Target competitive positioning for the CEO

For the CEO, target total direct compensation is established early in the fiscal year to ensure competitiveness relative to the target total direct compensation of the core comparator group, taking into account the business profile of RBC, including the size of RBC and its diverse group of businesses and geographies relative to peers. As RBC is the largest of the core comparator companies based on revenue and market capitalization, and the second largest based on total assets, the Committee also tests pay decisions against comparable roles among the reference group companies, considering available information on relative size, business mix and performance.

After reviewing compensation information from the core and reference comparator groups and receiving advice from its independent advisor, the Committee concluded that establishing 2013 target total direct compensation for the CEO above the median of the core comparator group was appropriate given the relative size and business mix of RBC, and it would also be appropriate for 2014.

Target competitive positioning for members of the Group Executive

Similar to the CEO, target total direct compensation for members of the Group Executive is established to be market competitive based on compensation levels for comparable roles in the core comparator group of Canadian financial institutions. While the reference comparator group is not considered when setting targets for members of the Group Executive, broad market information for financial institutions outside of Canada is provided to the Committee for additional context for select members with significant international responsibilities, including the Co-Group Heads, Capital Markets and I&TS. Target total direct compensation for the CAO and CFO and the Group Head, P&CB, is set against the core comparator group only. After reviewing compensation information from the core comparator group and additional market information as appropriate, as well as receiving advice from its independent advisor, the Committee sets the positioning of target total direct compensation for each member of the Group Executive relative to the core comparator group.

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The following table summarizes how we rank on size-based selection criteria against each group:

(C$ millions)	RBC	Core comparator group				Reference comparator group
		Median	RBC rank			Median	RBC rank
Revenue	$30,867	$17,769	1	}	of 7 companies	$29,048	5	}	of 10 companies
Total assets	$860,819	$517,758	2			$1,019,687	6
Market capitalization	$100,903	$41,095	1			$75,703	3

Source: Information is from public filings for the most recently reported four quarters, as at December 31, 2013.

The following table summarizes how we compare against companies in our core comparator group.

Core comparator group
Company	Revenue (millions)	Total assets (millions)	Net income (millions)	Market capitalization (millions)	Full-time equivalent employees (thousands)
Bank of Montreal (1)	$16,263	$537,299	$4,248	$46,777	45.6
Bank of Nova Scotia (1)	$21,343	$743,788	$6,697	$76,612	83.9
Canadian Imperial Bank of Commerce (1)	$12,783	$398,389	$3,400	$35,413	43.0
Manulife Financial (2)	$19,274	$498,217	$2,914	$31,400	27.8
Sun Life Financial (2)	$13,414	$192,906	$787	$20,000	14.9
Toronto-Dominion Bank (1)	$27,262	$862,532	$6,662	$87,700	78.9

Median of core comparator group	$17,769	$517,758	$3,824	$41,095	44.3
RBC	$30,867	$860,819	$8,429	$100,903	74.2
Rank	1	2	1	1	3
(1)	Information is at October 31, 2013.
(2)	Information is from public filings for the most recently reported four quarters, as at September 30, 2013, except for full time equivalent employees at Sun Life Financial, which is as at December 31, 2012.

2	Setting target compensation mix and pay at-risk

Total direct compensation is comprised of base salary and performance-based incentive awards. The mix of compensation awards varies by role and executive level, reflecting the opportunity executives have to influence RBC performance. In determining the mix, we also consider market practices and our compensation principles, including how the elements of executive compensation align with longer-term shareholder value creation. A significant portion of the compensation executives receive is pay at-risk and a substantial percentage of pay at-risk is deferred in the form of equity-based incentive awards to align compensation with shareholder interests.

3	Establishing performance objectives

Early in the fiscal year, the Committee establishes, and the board approves, a combination of financial and non-financial performance objectives, as well as specific initiatives. Non-financial objectives include client, risk, strategic and operational objectives, which support the achievement of short and longer-term performance and reflect the view that a multi-faceted approach to performance ensures alignment with the interests of shareholders, clients, employees and communities.

The CEO establishes objectives for each member of the Group Executive, which are based on the same categories and reflect each member’s specific role and responsibilities.

For major compensation programs, including those in which the CEO and members of the Group Executive participate, scenario analysis is performed annually to assess how these programs might pay out under different scenarios of RBC performance. This ensures that programs pay out as intended, are aligned with our principle of pay for performance and do not drive risk-taking in excess of the risk appetite of RBC. The performance scenarios, which range from poor to exceptional results, are reviewed by the Committee to consider the appropriateness of various potential outcomes.

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4	Evaluating performance against objectives

Following the end of the fiscal year, the performance of the CEO and members of the Group Executive is assessed against the financial, client, risk, strategic and operational objectives noted above. RBC results are determined on the basis of net income and ROE against objectives set for the STI Program, while business segment results are determined on the basis of net income against objectives set for the program. Awards in respect of net income and ROE are determined using pre-established payout grids (a summary of the changes to the STI Program approved in 2012 and effective fiscal 2013 can be found on page 35). The Committee evaluates the performance of the CEO relative to his objectives (the CEO does not participate in these discussions), and the CEO reviews performance evaluations for members of the Group Executive with the Committee.

A description of the evaluations for the CEO and other NEOs for 2013 can be found on pages 41 to 51.

5	Determining performance-based compensation awards

The Committee is responsible for recommending for board approval the short, mid and long-term incentive compensation to be awarded to the CEO and each member of the Group Executive. In making these decisions, the Committee reviews:

•	the evaluations of performance as noted in the section above;
•	market compensation information (compensation comparator groups);
•	available information regarding the relative financial performance of RBC;
•	each individual’s potential to contribute to the creation of longer-term shareholder value;
•	the CRO’s report regarding the incorporation of risk in incentive compensation decisions at the program and individual level; and
•	the advice of the Committee’s independent compensation advisor.

After considering these sources of input, the Committee provides recommendations to the board for compensation awards for the CEO. The Committee also provides recommendations to the board for compensation awards for members of the Group Executive following a review of the compensation recommendations provided by the CEO and the considerations outlined above.

The board believes the use of informed judgment, when determining final compensation, is critical to ensure that awards appropriately reflect risk as well as other unexpected circumstances that may arise during the year, and to eliminate the possibility of unintended awards determined solely by formula.

A description of the compensation awarded to the CEO and other NEOs for 2013 can be found on pages 41 to 51.

6	Back-testing compensation

Finally, we back-test compensation for the CEO every year. Back-testing involves reviewing the current value of performance-based incentive awards granted over the CEO’s tenure (see page 45 for a summary of the most recent five years) to assess the alignment of compensation outcomes with RBC performance. The assessment uses the value of the short and mid-term incentives at the time of payout, the in-the-money value of the long-term incentives at the time of exercise, and the value of unvested mid and long-term incentive awards at the date of the test. In 2013, we also back-tested performance-based incentive awards granted to members of the Group Executive to assess the alignment of award outcomes with RBC performance.

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Components of executive compensation for 2013

Executive compensation includes base salary, performance-based incentive awards, pension, benefits and perquisites. We regularly review these components to ensure they continue to align with our compensation principles and market practices. The table below outlines the base salary and performance-based components of the executive compensation program, as well as the target compensation mix for the CEO and members of the Group Executive, excluding the Co-Group Heads, Capital Markets and I&TS (which are outlined on page 37), and the proportions of pay and payout at-risk and deferred pay.

Position	Base salary	Performance-based compensation			Pay / payout at-risk (as a % of total direct compensation)	Deferred compensation (as a % of variable compensation)
		Annual variable short-term incentive	Equity vehicles
			Performance deferred share units	Stock options
Proportion of target total direct compensation
CEO	13%	20%	54%	13%	87%	77%
Group Executive	16% –21%	20% –26%	42% –51%	11% –13%	79% –84%	67% –76%

Pay at-risk (at grant)		✓	✓	✓
Payout at-risk (at vesting)			✓	✓

Base salary

Base salary provides a base level of income reflecting each executive’s level of responsibility, capabilities and experience in the context of their role and the market. We review base salaries annually, and generally grant increases when an executive assumes increased responsibilities or significantly deepens knowledge and expertise. We may also adjust base salaries when there is a material change in the compensation levels of comparable roles in the compensation comparator group.

Performance-based awards

We base the annual, mid and long-term incentive program awards on individual, business segment and overall RBC performance. The mid and long-term incentive programs are equity-based. The annual incentive program is cash-based; however, it provides executives with the option of deferring all or part of their awards under the Deferred Share Unit Program (see page 37 for more information).

Short-Term Incentive Program changes effective 2013

In 2012, the board approved a number of changes, effective in fiscal 2013, to the annual variable STI Program for the CEO and members of the Group Executive (excluding the Co-Group Heads, Capital Markets and I&TS) to reflect a broader perspective of performance by introducing an additional financial measure and explicit client objectives. The design of the program was also changed to use a more formulaic approach in determining the financial component of the awards, and to increase clarity around the board’s use of discretion in adjusting awards.

These changes were made in response to shareholder feedback as part of our ongoing process of engaging with shareholders on compensation, in conjunction with evolving market practices. The specific changes were as follows:

Financial metrics	ROE was added as a second financial measure (25% of financial objectives) alongside the continued use of net income in the assessment of financial performance.
Client objectives	Explicit client objectives were added (accounting for 10% of the award), which are based on performance against key customer metrics, as measured using an index, across our retail focused operations, in order to reinforce our vision of “Always Earning the Right to be our Clients’ First Choice.”
Payout grids	Pre-established payout grids were introduced to determine awards in respect of net income and ROE.
Use of discretion

An explicit approach was introduced for risk adjustments and the board’s application of discretion in determining final awards. As a result, potential adjustments can range from a 100% decrease, resulting in a zero payout, to an increase of up to 25%.

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CEO and members of the Group Executive (excluding the Co-Group Heads, Capital Markets and I&TS)

The table below summarizes the key design features of the annual, mid-term and long-term incentive programs for the CEO and members of the Group Executive, excluding the Co-Group Heads, Capital Markets and I&TS (which are outlined on page 37):

	Annual variable Short-Term Incentive Program	Mid-term incentives		Long-term incentives
Description	Rewards individual, business segment and overall RBC performance.	Rewards executives for their contribution to RBC’s medium-term performance and for their potential for future contribution.		Rewards executives for their contribution to RBC’s long-term performance and for their potential for future contribution.
Key features
Form of award	Annual cash bonus	Performance deferred share units (80% of equity incentives granted)		Stock options (20% of equity incentives granted)
Performance period	12 months	3 years		Up to 10 years
Grant / award determination

Based on target total compensation levels established as a percentage of base salary.

The STI award will be determined for each of the three groups of objectives (see “performance measures” below) and added together to determine the final amount.

Payouts can range from zero to a maximum of 2.5 times the target.

Awards in respect of financial performance measures are determined using pre-established payout grids.

Target award levels based on competitive market. Value of awards may vary from target based on diluted EPS growth, ROE, strong capital ratios, and the dividend payout ratio.

The value of awards granted may also vary from target following a review of key risk factors completed by the CRO. If required, the CRO will make recommendations to the Committee for adjustments.

Performance measures

Financial objectives

(60 % weight)

Measured by:

•       RBC / business segment net income vs. objective established for the STI Program (75% weight)

•       RBC ROE vs. objective established for the STI Program (25% weight)

Consideration is also given to economic and market assumptions used in the planning process and whether actual conditions differ from those assumptions.

Client objectives (10% weight) Measured by: An index, across our retail focused operations

Risk, strategic and operational objectives

(30% weight)

Measured by:

RBC, business and individual goals under the following categories:

•    Risk

•    management

•    Strategy

•    execution

•    Talent

•    management

•    Brand and

•     reputation

•    management

		RBC share price performance, and relative TSR (change in RBC share price and dividends vs. global financial performance comparator group).		RBC share price performance
		Relative TSR performance Top quintile 2nd quintile 3rd quintile 4th quintile Bottom quintile {	Modifier +25% of target +10% of target 100% of target -10% of target -25% of target -100% of target*
Awards will fluctuate in value not only as a result of the application of the modifier, as noted above, but also as a result of changes in the share price of RBC. Performance in lower quintiles will generally correspond to a decline in share price, which will result in a reduced payout, and conversely, performance in higher quintiles will generally correspond to an increase in share price, which will result in a higher payout.
* Zero payout if (i) 3-year TSR is in bottom quintile of global financial performance comparator group and (ii) 3-year average ROE is below performance threshold (10% for awards granted in 2013).
Vesting	Not applicable (paid following the end of the fiscal year)	100% vests after 3 years		• 50% vests after 3 years • 50% vests after 4 years
Adjustments
Risk and performance adjustments

•    Awards may be adjusted downward at vesting and payout if there has been a material downturn in financial performance or a

•    material failure in managing risk, and if actual risk and performance outcomes are materially different from the assessments

•    made at the time of grant. Such adjustments are recommended by the Committee and approved by the board.

•    In the event of financial restatement, cash bonuses may be subject to clawback, as outlined in the RBC Policy on Forfeiture and Clawback.

Discretionary adjustments

•    The Committee and the board can apply discretion to adjust awards from target levels based on significant external and internal factors affecting financial results. Adjustments can range from a 100% decrease, resulting in a zero payout, to an increase of up to 25%.

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Why we use:

Net income – for RBC and business segment

Net income provides a comprehensive measure of the overall performance of RBC in the fiscal year, and on a comparable-year basis. Net income is relevant across business segments, and offers good line of sight and common focus for all program participants to drive in-year and sustainable growth.

Return on equity – for RBC

We use ROE as a measure of return on total capital invested in our business, and like net income, it provides a comprehensive measure of the overall performance of RBC in the fiscal year and on a comparable-year basis. The calculation is based on net income available to common shareholders divided by total average common equity for the period.

Annual incentive compensation program for the Co-Group Heads, Capital Markets and I&TS

The table below summarizes the key design features of the Capital Markets Compensation Program:

Key features	Capital Markets Compensation Program
Performance period	12 months
Bonus pool funding

•    Primarily Capital Markets’ earnings before taxes, which includes cost of funds, provisions for credit losses and mark-to-market adjustments. Also includes a potential adjustment to reflect overall RBC performance using measures from the STI Program.

•    The CRO reviews the bonus pool to determine whether additional adjustments for risk are appropriate, reviews the assessment with the CRMOC and makes recommendations to the Committee. The Committee recommends the bonus pool to the board for approval.

Individual performance	Co-Group Heads are assessed against financial objectives as well as risk, strategic and operational objectives, in a similar manner to other members of the Group Executive; the Committee may adjust awards to reflect risk. Target compensation levels are not established for the Co-Group Heads as individual incentive awards are discretionary. In establishing compensation levels for the Co-Group Heads, the Committee considers the compensation market information for the core comparator group. The Committee also considers performance and compensation information for the broad market of financial institutions outside of Canada for additional context given the breadth and global scope of our Capital Markets business.
Form of awards (for Co-Group Heads)	Cash bonus (35% of variable compensation)	Deferral of cash award in equity plans (65% of variable compensation); comprised of: • Performance deferred share units (80%) • Stock options (20%)
Performance adjustments

•    Awards may be adjusted downward at vesting and payout if there has been a material downturn in financial performance or a material failure in managing risk, and if actual risk and performance outcomes are materially different from the assessments made at the time of grant. Such adjustments are recommended by the Committee and approved by the board.

•    In the event of a financial restatement, cash bonuses may be subject to clawback, as outlined in the RBC Policy on Forfeiture and Clawback.

Voluntary deferral of short-term incentive awards

Purpose	The Deferred Share Unit Program provides the opportunity to receive 100%, or a portion (25%, 50% or 75%), of the short-term incentive award in RBC deferred share units rather than cash, redeemable only upon retirement, resignation or termination of employment with RBC.
Eligibility	All executives may participate.
Determining the number of units	When the short-term incentive award is made, the portion elected is converted to deferred share units based on the average closing market price of shares on the Toronto Stock Exchange (TSX) for the five trading days prior to the fiscal year-end. Deferred share units earn dividend equivalents in the form of additional deferred share units.
Redeeming awards	When redeemed, deferred share units are valued at the average closing price of shares on the TSX for the five trading days prior to the redemption date.

Mid and long-term incentives

The CEO and members of the Group Executive are eligible to receive mid and long-term incentive awards annually. We set award targets in reference to market compensation information from the core comparator group companies, and for the CEO and members of the Group Executive (excluding the Co-Group Heads, Capital Markets and I&TS), target levels are approved on an annual basis. When we establish award levels, we do not take previously granted mid and long-term incentive awards into consideration.

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Under the PDSU Program, awards are granted in the form of RBC share units that earn dividend equivalents. The number of units granted is based on the dollar value of the award and the average closing price of shares on the TSX for the five trading days immediately preceding the grant date. Their value upon vesting equals the average closing price of shares on the TSX for the five trading days immediately preceding the vesting date.

Under the Stock Option Plan, the number of options granted is based on the dollar value of the award, the average closing price of shares on the TSX for the five trading days immediately preceding the grant date, and the Black-Scholes option pricing model.

Potential adjustments to awards at grant

Mid and long-term incentive programs and the granting of individual awards are aligned with our goal of maximizing shareholder returns over the medium term and reflect an appropriate view of strong and consistent financial performance.

In view of this goal, the Committee considers financial performance objectives to assess RBC’s progress against our medium-term TSR objective, which may result in the value of awards varying from target. Financial performance objectives include diluted EPS growth, ROE, strong capital ratios and the dividend payout ratio.

The value of awards granted may also vary from target following a review of key risk factors, completed by the CRO, to identify significant quantitative and qualitative risks that should be taken into account in determining variable compensation awards. If required, the CRO will make recommendations to the Committee for adjustments (see page 29 for more information).

Potential adjustment to awards at vesting and payout

Awards under the mid and long-term incentive programs are fully at-risk and subject to adjustment at vesting and payout, on the basis of:

•

RBC performance: award outcomes reflect changes in RBC common share price (for performance deferred share units, RBC share units, and stock options) and the three-year TSR performance of RBC relative to the global financial performance comparator group (for performance deferred share units). For more information about this comparator group, see the description on page 39. For the CEO and NEOs, there will be zero payout if three-year TSR is in the bottom quintile of our global financial performance comparator group and three-year average ROE is below a performance threshold set at 10% for awards granted in 2013 (for performance deferred share units). Performance in lower quintiles will generally correspond to a decline in share price, which will result in a reduced payout, and conversely, performance in higher quintiles will generally correspond to an increase in share price, which will result in a higher payout; and

•

risk and performance outcomes: the vesting and payouts of deferred compensation awards are subject to review by the CRO and CRMOC and can be adjusted downward if there has been a material downturn in financial performance or a material failure of managing risk, and if actual risk and performance outcomes are materially different from the assessments made at the time of grant.

The Committee reviews the risk and performance considerations outlined above and may use its informed judgment to recommend to the board adjustments to awards at either grant or payout. The range of potential adjustments to mid and long-term incentive awards, from target levels, can range from a 100% decrease, resulting in a zero payout, to an increase of up to 25%.

Why we use:

Strong capital ratios

Strong capital ratios (as measured by Common Equity Tier 1 ratio) are a core measure of our financial strength and relevant in assessing our performance. Strong capital ratios, along with high returns over the short and longer term, reflect management’s ability to balance risk and returns while providing a prudent cushion to absorb shocks.

Total shareholder returns (TSR)

TSR aligns with our three strategic goals (see page 40) and we believe it represents the most appropriate measure of shareholder value creation. TSR reflects the performance of our common shares over a period of time, incorporating share price changes and reinvested dividends paid to common shareholders. Relative TSR is a measure of our share price performance and dividends returned to shareholders relative to our peers over a period of time.

Earnings per share (EPS)

EPS reflects our net income available to common shareholders based on the weighted average number of common shares outstanding for the period. EPS is a measure of management’s ability to deliver profitability to our shareholders.

Royal Bank of Canada  |    39

How we use our global financial performance comparator group:

We compare our TSR to that of a global financial performance comparator group of companies (referred to as a “global peer group” in our 2013 Annual Report to Shareholders). This group is different from the core and reference compensation comparator groups described on pages 31 and 32 since, although relevant from a financial performance perspective, not all of the companies in the group are considered relevant for compensation purposes due to their business profile, including the mix and scale of operations outside of their respective home countries, or compensation practices. The global financial performance comparator group is reviewed and approved by the board. To ensure alignment of compensation with the performance objectives of RBC, the global financial performance comparator group is used to determine the performance modifier for payouts under the PDSU Program, as described on pages 37 and 38.

The global financial performance comparator group consists of the companies listed in the table below. There were no changes to the composition of this group for 2013 or 2014.

Canadian financial institutions	U.S. financial institutions	Global financial institutions
Bank of Montreal Bank of Nova Scotia Canadian Imperial Bank of Commerce Manulife Financial National Bank Power Financial Toronto-Dominion Bank	Bank of America Bank of New York Mellon JP Morgan Chase U.S. Bancorp Wells Fargo	BBVA (Spain) Barclays (U.K.) BNP Paribas (France) Credit Suisse (Switzerland) Deutsche Bank (Germany) National Australia Bank (Aus./N.Z.) Westpac Banking (Aus./N.Z.)

Share ownership requirements

We require the CEO and members of the Group Executive to maintain a defined level of share ownership, which extends into retirement for a specified period of time. Executives can meet share ownership requirements through personal holdings, shares accumulated under our employee share ownership plans, and share units held under our equity incentive programs, other than the RBC Stock Option Plan. Employees who are promoted to RBC executives or managing directors in Capital Markets have three years to meet the minimum requirement, while those who are recruited externally have five years.

Minimum share ownership requirements by level
RBC	Multiple of the last three years’ average base salary			Post-retirement
CEO		8x		2 years
Group Executives (excluding Co-Group Heads, Capital Markets)		6x		1 year
Executive Vice-Presidents		3x		N/A
Senior Vice-Presidents		2x		N/A
Vice-Presidents		1x		N/A
Capital Markets	Multiple of the last three years’ average base salary	+	Multiple of the last three years’ average annual cash bonus	Post-retirement
Co-Group Heads	2x	+	2x	1 year
Members of the Operating Committee	1.5x	+	1.5x	N/A
Managing Directors	1.5x	+	N/A	N/A

40    |  Royal Bank of Canada

All NEOs exceed their share ownership requirements, as shown in the table below.

Name	Requirement	Value of shareholdings as at October 31, 2013 (1)
		PDSUs	RSUs	DSUs (2)	RESSOP/ DSSP (3)	Personal holdings	Actual multiple / Total holdings
G.M. Nixon	8x average salary	$22,698,642	–	$12,163,510	$2,689,994	$47,572,708	57.0x average salary
	$ 11,955,474						$ 85,124,854
J.R. Fukakusa	6x average salary	$7,403,868	–	$13,705,755	$1,175,061	–	33.0x average salary
	$ 4,049,726						$ 22,284,684
D.I. McKay	6x average salary	$8,373,788	–	–	$1,188,186	$172,109	14.4x average salary
	$ 4,049,726						$ 9,734,083
A.D. McGregor	2x average salary and cash bonus	$17,725,355	–	$24,040,774	$226,145	$303,397	11.3x average salary and cash bonus
	$ 7,508,686						$ 42,295,670
M.A. Standish (4)	2x average salary and cash bonus	$17,870,517	–	$29,068,859	$4,563	–	12.0x average salary and cash bonus
	$ 7,829,307						$ 46,943,938

(1)	Values are based on $70.02, the closing price of shares on the TSX on October 31, 2013. For Mr. Standish, values are based on the closing price of shares on the New York Stock Exchange (NYSE) on October 31, 2013 (US$67.18).
(2)	For Mr. Nixon and Ms. Fukakusa, reflects the value of annual short-term incentive awards that were previously voluntarily deferred as share units.
(3)	Includes 401(k) holdings for Mr. Standish.
(4)	Mr. Standish’s U.S. dollar compensation, total holdings and ownership requirement have been converted to Canadian dollars using the Bank of Canada’s foreign exchange rate of US$1.00 = C$1.0427 as at October 31, 2013.

2013 RBC performance and compensation awards

NEO incentive awards overview

We believe that a multi-faceted approach to evaluating performance, which takes into account both financial and non-financial measures, is a fair, comprehensive and balanced way for the Committee to assess the NEOs’ overall leadership and management performance in the context of our three strategic goals:

1.	In Canada, to be the undisputed leader in financial services;
2.	Globally, to be a leading provider of capital markets, investor and wealth management solutions; and
3.	In targeted markets, to be a leading provider of select financial services complementary to our core strengths.

NEOs are assessed against the overall performance of RBC with a particular focus on maximizing shareholder returns through the achievement of top quartile TSR over the medium term (three to five years), which we believe reflects an appropriate view of strong and consistent financial performance.

The table below outlines the measures considered by the Committee in determining recommendations for the NEOs’ short, mid and long-term incentive programs. Early in the fiscal year, the board establishes financial, client, risk, strategic and operational objectives for the STI Program. These objectives support the achievement of our strategic goals over the medium term.

Annual variable Short-Term Incentive Program		Mid and long-term incentive programs (at grant)		Mid and long-term incentive programs (at vesting)
(i) (ii) (iii)	Net income and ROE versus objectives set for the incentive program; Client objectives; and Risk, strategic and operational objectives, and specific initiatives approved by the board.	(i)	Overall performance of RBC. This includes diluted EPS growth, ROE, strong capital ratios, and the dividend payout ratio, which are used to measure our progress against our medium-term TSR objective.	(i) (ii)

Change in RBC share price; and

For the mid-term incentive program, relative TSR over the three-year time horizon following the date of grant (compared to our global financial performance comparator group).

When determining final compensation, the board may apply its informed judgment to adjust the value of awards. This use of discretion is critical to ensure that awards appropriately reflect risk as well as other unexpected circumstances that arise during the year, and to eliminate the possibility of unintended awards determined solely by formula.

Royal Bank of Canada  |    41

2013 total direct compensation decisions

The following table shows the total direct compensation that was awarded to the NEOs in calendar 2013, including the proportion of pay at-risk and deferred performance-based pay.

		Performance-based incentive awards
		Short-term incentive (1)	Mid-term incentive (2)	Long-term incentive (2)
Named executive officer	Base salary	Cash	Performance deferred share units	Stock options	Total direct compensation	Pay at-risk	Deferred performance- based pay
G.M. Nixon	$1,500,000	$2,932,000	$6,600,000	$1,650,000	$12,682,000	88%	74%
J.R. Fukakusa	$750,000	$1,362,000	$2,420,000	$605,000	$5,137,000	85%	69%
D.I. McKay	$750,000	$1,320,000	$2,640,000	$660,000	$5,370,000	86%	71%
A.D. McGregor	$750,000	$3,587,500	$5,330,000	$1,332,500	$11,000,000	93%	65%
M.A. Standish (3)	$782,025	$3,740,686	$6,946,989	$–	$11,469,700	93%	65%

(1)	The amounts include cash and/or deferred share units for executives who voluntarily chose to receive their 2013 annual variable short-term incentive/annual cash bonus in deferred share units. Executives, who voluntarily chose to receive their 2013 annual short-term incentive in deferred share units, received deferred share units based on the average of the closing prices of shares on the TSX on the five trading days immediately prior to the sixth trading day in the open trading window in December, which was $68.63.
(2)	For an explanation of how performance deferred share units and the stock options are valued, please refer to page 38.
(3)	Mr. Standish is based in New York and is paid in U.S. dollars. Mr. Standish’s U.S. dollar compensation has been converted to Canadian dollars using the Bank of Canada’s foreign exchange rate of US$1.00 = C$1.0427 as at October 31, 2013.

Details of CEO 2013 performance and compensation

Gordon M. Nixon

President and Chief Executive Officer

Mr. Nixon is responsible for the overall leadership and management of RBC. As the CEO, he sets the strategic direction and drives total performance consistent with the interests of shareholders, clients, employees and other stakeholders. Results are delivered through successful execution of strategy, while maintaining a strong capital position and prudent risk management. Mr. Nixon’s overall stewardship responsibilities include setting the right “tone at the top” through leadership actions that exemplify RBC values and the development of leadership talent and the RBC brand, to ensure the organization continues to generate sustainable shareholder value in the future. See page 23 for information about executive leadership changes for 2014.

Performance outcomes

Mr. Nixon continues to be one of the most respected CEOs amongst his global peers. In 2013, record net income of $8.4 billion was up 11.8% from the prior year. This reflects record earnings in Personal & Commercial Banking, up 8.6%, driven by solid volume growth in Canadian Banking along with improved credit quality; record earnings in Wealth Management, up 17.8%, due to higher average fee-based client assets and higher transaction volumes; and record earnings in Capital Markets, up 8.2%, reflecting strong growth in our corporate and investment banking businesses, partially offset by lower trading revenue.

Under Mr. Nixon’s leadership, RBC launched innovative new products and partnerships, won new clients and gained market share in key businesses in Canada and globally during the year while also increasing efficiency. RBC also completed the acquisition of the Canadian auto finance and deposit business of Ally Financial Inc. (Ally Canada) and fully integrated the business to add scale and extend our leadership position in auto finance.

Through consistent execution of our diversified business model, and a balanced focus on the interests of all stakeholders including shareholders, clients, employees and communities, Mr. Nixon has continued to position RBC to deliver on our strategic goals and generate sustainable value.

42    |  Royal Bank of Canada

The following tables summarize Mr. Nixon’s 2013 performance objectives and achievements against those objectives.

Short-term incentive program objectives and results

Financial performance	Overall assessment: Exceeded objectives

($ millions, except percentage amounts)

Measure	Objective	Actual	Actual vs. objective	2013 vs. 2012	Achievement
Net Income	$7,920	$8,429	6.4%	11.8%	✓ Exceeded
ROE	18.3%	19.4%	110 bps	10 bps	✓ Exceeded

Also of note, while not a measure considered by the Committee, one-year TSR (28%) was second amongst the major Canadian banks and less than 1% below the top performing Canadian bank.

Client index performance	Overall assessment: Exceeded objectives

Client objectives are measured using a client index across our retail focused operations and reinforce our vision of “Always Earning the Right to be our Clients’ First Choice.”

Measure	Objective	Actual	Achievement
Client Index	55	60	✓ Exceeded

In addition to client index results, client satisfaction and loyalty outcomes were also demonstrated through numerous industry awards and rankings across our retail focused operations. These include:
•	Ranked #1 or 2 in 11 categories of the 2013 Best Banking Awards in Canada (Ipsos Customer Service Index).
•	Wealth Management – U.S. ranked highest in investor satisfaction among full service brokerage firms in the J.D. Power & Associates 2013 U.S. Full Service Investor Satisfaction Study.
•	Named “Outstanding Wealth Manager – Customer Relationship Service and Engagement 2013” by Private Banker International.
•	Ranked highest overall in customer satisfaction for auto insurance claims experience among insurance companies in Canada by J.D. Power.

Risk, strategic and operational performance	Overall assessment: Exceeded objectives

The use of non-financial metrics reflects our view that a multi-faceted approach to performance ensures alignment with the interests of key stakeholders.

Risk management		2013 results
• Manage enterprise risk profile within defined risk appetite.	✓	• Continued to maintain a strong risk culture; managed enterprise risk profile within defined risk appetite and ensured appropriate risk diversification.
• Maintain strong capital position.	✓	• Maintained strong capital position with Common Equity Tier 1 ratio of 9.6% (above the 2013 target set by the Office of the Superintendent of Financial Institutions).
• Maintain a long-term debt rating in the “AA range” (Moody’s and Standard & Poor’s (S&P)).	✓

•        Senior debt ratings remain among the highest of financial institutions globally while meeting the objective of maintaining high credit ratings. Rated Aa3 (stable) by Moody’s, AA- (stable) by S&P, and AA (stable) by Fitch and Dominion Bond Rating Service (DBRS) (no changes to ratings in 2013).

Royal Bank of Canada  |    43

Strategy execution

•        In Canada, be the undisputed leader in financial services; extend leadership position in Canadian Banking.

¡      Maintain #1 or 2 position and grow market share for consumer and business product categories.

¡      Maintain #1 rank in cross-selling and increase percentage of clients with products in three key categories (Ipsos Canadian Financial Monitor Survey).

✓

•        Completed the acquisition of Ally Canada and fully integrated it in 2013, adding scale to our existing consumer and commercial auto financing businesses and extending our leadership position in Canadian auto financing.

	✓	• Maintained top rankings in market share in a competitive environment for most retail and business financial product categories.
	✓	• Remained #1 in cross-selling: 22% of RBC clients have products in at least three key categories vs. peer average of 14% (Ipsos).
✓

•        In Canada, maintained a full year organic volume growth premium of over 25% compared to peer average; continued to have the best efficiency ratio amongst peers. Named “Best Retail Bank in North America” for second consecutive year and took top spot in the highly competitive “Innovation in Customer Service” category (Retail Banker International).

	✓	• Named “Best Commercial Bank in Canada” in World Finance’s 2013 Banking Awards with strong leadership position and overall financial strength and stability in Canada.

•        Globally, be a leading provider of wealth management solutions.

¡      Maintain #1 position and grow High Net Worth Market share in Canada (Investor Economics) and asset management (Investment Fund Institute of Canada); maintain top 10 global wealth manager (Scorpio).

	✓	• In Canada, maintained leadership position in retail asset management; our full service wealth management business continued to extend industry lead in High Net Worth share.
	✓	• Recognized as sixth largest wealth management firm globally by client assets for third consecutive year; grew client assets by 9.6% versus the industry’s growth of 8.7% (Scorpio).
	✓	• Recognized as Best Overall Fund Group for six of the past seven years (Lipper, Canada).
• Globally, be a leading provider of capital markets and investor solutions. ¡ Maintain leadership position in investment banking in Canada and be in the top 15 globally (Dealogic).	✓	• Continued focus on growing corporate and investment banking businesses, particularly in the U.S. and Europe, while rebalancing our global markets businesses.
	✓	• Ranked 11th in global investment banking by revenue in first nine months of calendar 2013 (Dealogic).
✓

•        Named Best Investment Bank in Canada across Equity, Debt, and Mergers & Acquisitions for sixth consecutive year (Euromoney), best FX Research & Strategy, and best Emerging Markets Research & Strategy (Technical Analyst Awards).

¡ Maintain position as a top 10 global custodian.	✓	• Remained a top 10 global custodian by assets under administration. Ranked best custodian overall (Global Investor) and fund administrator of the year in Canada (Custody Risk Americas Awards).
Talent management and culture
• Strengthen succession for key roles and provide focused cross-platform and international experiences.	✓

•        Numerous senior level changes announced in line with succession plans. Leadership bench strength deepened through focused development, strategic external hires and internal placements. Solid succession plans for senior leadership roles.

• Maintain lead amongst major Canadian banks in representation of women and visible minority executives.	✓	• Maintained #1 position among the major banks in Canada for representation of women and visible minority executives.
• Maintain high employee engagement levels and exceed “Towers Watson North American High Performance Companies” norm.	✓	• Employee engagement remained strong and continued to exceed the “Towers Watson North American High Performance Companies” norm.
• Recognition as an employer of choice through award programs.	✓ ✓

•        Named one of Canada’s Top 100 Employers (Mediacorp) and one of the Best Workplaces in Canada (Great Place to Work Institute Canada).

•        Recognized for diversity and inclusion – one of the Best Employers for New Canadians (Mediacorp), and Best Place to Work for LGBT Equality (U.S. Human Rights Campaign).

Brand and reputation management

•        Maintain our strong brand in Canada and build awareness internationally.

¡      Top tier – #1 or 2 brand in Canada and top 30 globally.

¡      Continue to make positive contributions to the community; be recognized as a leader in corporate citizenship with inclusion on Dow Jones Sustainability Indices, Global 100 Most Sustainable Corporations, and Canada’s Best 50 Corporate Citizens.

✓ ✓ ✓

•        Maintained top tier brand leadership in Canada and continued to grow brand presence internationally (Brand Finance).

•        Included in Dow Jones Sustainability Indices for 2013 (World Index & North American Index), Canada’s Best 50 Corporate Citizens (Corporate Knights), and Global 100 Most Sustainable Corporations.

•        Continued recognition for leadership in corporate citizenship in Canada and internationally (e.g., RBC Race/Run for the Kids, RBC Blue Water Project, RBC Children’s Mental Health Project). Launched “RBC Believe in Kids Pledge,” a five-year commitment to improve the well-being of one million kids and youth.

44    |  Royal Bank of Canada

Mid and long-term incentive program objectives and results	Overall assessment: Exceeded objectives

We measure progress against our medium-term objective of top quartile TSR through the following financial performance objectives, and therefore our performance against these financial objectives is the primary consideration in the determination of mid and long-term incentive awards versus target levels:

Measure	Objective	Actual	Achievement
Diluted EPS growth	7%+	12.4%	✓ Exceeded
ROE	18%+	19.4%	✓ Exceeded
Common Equity Tier 1 ratio (1)	Strong capital ratios	9.6%	✓ Met
Dividend payout ratio	40%—50%	45%	✓ Met

(1)	The Common Equity Tier 1 ratio is a new regulatory measure under the Basel III framework, and is not applicable for prior periods as Basel III was adopted prospectively, effective the first quarter of 2013. For further details, refer to the Capital management section in our 2013 Annual Report to Shareholders.

Relative TSR reflects our performance against our global financial performance comparator group; three-year TSR performance on this measure drives the payout modifier upon vesting of performance deferred share units under the mid-term incentive program:

Three and five-year average annual TSR vs. peer group average
	Three-year TSR (1)	Five-year TSR (1)
Royal Bank of Canada	13% (2nd quartile (2))	13% (2nd quartile (2))
Peer group average (excluding RBC)	11%	9%

(1)	The three and the five-year average annual TSR are calculated based on our common share price appreciation plus reinvested dividends for the period October 31, 2010 to October 31, 2013 and October 31, 2008 to October 31, 2013, respectively, based on information as disclosed by Bloomberg L.P.
(2)	Rank measured relative to our global financial performance comparator group, as described on page 39.

Decisions and rationale: incentive awards granted for 2013

Annual variable Short-Term Incentive Program award

As noted on pages 33 and 34, the annual variable STI Program award for the CEO and other members of the Group Executive is based on both financial and non-financial results against objectives established at the beginning of the fiscal year. In determining the STI award for Mr. Nixon, the Committee considered the following assessment:

Objective	Basis of assessment	Summary	Decision
Financial objectives (60%)

Net income (75% weighting) and ROE (25% weighting), determined using pre-established payout grids.

The degree to which risk was fully incorporated in the financial results for compensation purposes, as assessed by the CRO and reported to the Committee.

In 2013, RBC achieved record net income of $8.4 billion, up $890 million or 11.8% from the prior year, exceeding the STI Program objective by $509 million, or 6.4%.

Results were driven by record earnings in Personal & Commercial Banking, Wealth Management and Capital Markets, as well as higher earnings in Investor & Treasury Services.

The Committee was advised by the CRO that there were no additional risk considerations that warranted an adjustment for compensation purposes.

On the Committee’s advice, the board awarded Mr. Nixon $1,630,700 for the portion of STI relating to financial performance.

This portion of STI is composed of awards for performance against pre-established payout grids for both net income and ROE as follows: $1,225,600 (75% of target) for net income, and $405,100 (25% of target) for ROE.

The awards reflect a $126,000 downward discretionary adjustment to eliminate the impact of certain favourable items not contemplated in the plan established for the STI Program, including earnings associated with the acquisition of Ally Canada in 2013.

The board also noted that the economic environment was unfavourable versus the assumptions used in setting the net income and ROE objectives, but elected not to use upward discretion with respect to the STI award.

Client objectives (10%)	A client index across our retail focused operations.	Mr. Nixon exceeded the objective established for the portion of STI relating to client performance, as measured by use of an index across retail focused operations.	On the Committee’s advice, the board awarded Mr. Nixon an award of $288,600 for the portion of his STI relating to client objectives, in consideration of his performance.
Risk, strategic and operational objectives (30%)	Non-financial objectives to ensure the alignment of compensation with the interests of stakeholders including shareholders, clients, employees and communities.	Overall, Mr. Nixon exceeded the risk, strategic and operational objectives as established by the Committee.	On the Committee’s advice, the board awarded Mr. Nixon an award of $1,012,700 for the portion of his STI relating to risk, strategic and operational objectives, in consideration of his performance.

Royal Bank of Canada  |    45

On the Committee’s advice, the board awarded Mr. Nixon a total STI award of $2,932,000.

Mid and long-term incentive awards

Objective	Basis of assessment	Summary	Decision
Progress against our medium-term top quartile TSR objective	• Diluted EPS growth • ROE • Strong capital ratios • Dividend payout ratio Assessment of risk by the CRO (conducted concurrently with the review of STI awards).

As noted on page 44, performance of RBC on all these metrics met or exceeded objectives.

The Committee was advised by the CRO that there were no additional risk considerations that warranted an adjustment for compensation purposes.

On the Committee’s advice, the board awarded Mr. Nixon a combined mid and long-term incentive award of $8,250,000, delivered in the form of performance deferred share units (80%) and stock options (20%).

Summary of CEO compensation

Total direct compensation

	2013			2012	2013 pay mix
	Target	Actual		Actual
	($)	($)	Variance from target	($)
Base salary	1,500,000	1,500,000	–	1,500,000
Short-term incentive (STI)
Financial objective: RBC (60%)	1,350,000	1,630,700	21%	1,500,000
Client objectives (10%)	225,000	288,600	28%	} 1,350,000
Risk, strategic and operational objectives (30%)	675,000	1,012,700	50%
Total	2,250,000	2,932,000	30%	2,850,000
Mid and long-term incentives
Performance deferred share units (PDSUs)	6,000,000	6,600,000	10%	6,600,000
Stock options	1,500,000	1,650,000	10%	1,650,000
Total	7,500,000	8,250,000	10%	8,250,000
Total direct compensation	11,250,000	12,682,000	13%	12,600,000

Total direct compensation – variance from 2012	–	1%

CEO target compensation for 2014

As noted on page 32, no changes were made to Mr. Nixon’s target total direct compensation for 2014.

CEO compensation: 2009-2013

The following table compares the grant date value of compensation awarded to Mr. Nixon with the actual value that he has received from his compensation awards during the past five years. The actual compensation values include salary and cash incentive payments, as well as the value at vesting of share units granted (or current value for units that are outstanding), the value of stock options exercised during the period, and the value of in-the-money stock options that remain outstanding.

Year	Total direct compensation awarded (1) (millions)	Actual total direct compensation as at December 31, 2013 (millions)	Period	Value of $100
				Mr. Nixon (2)	Shareholders (3)
2009	$10.4	$12.5	10/31/08 to 12/31/13	$120	$187
2010	$11.0	$15.5	10/31/09 to 12/31/13	$141	$152
2011	$10.1	$14.6	10/31/10 to 12/31/13	$145	$148
2012	$12.6	$14.3	10/31/11 to 12/31/13	$113	$159
2013	$12.7	$11.6	10/31/12 to 12/31/13	$91	$130
			Average	$122	$155

(1)	Includes salary and variable compensation awarded at year-end in respect of performance during the year.
(2)	Represents the actual value to Mr. Nixon for each $100 awarded in total direct compensation during the fiscal year indicated.
(3)	Represents the cumulative value of a $100 investment in shares made on the first trading day of the period indicated, assuming reinvestment of dividends.

46    |  Royal Bank of Canada

Details of other NEO 2013 performance and compensation

Janice R. Fukakusa

Chief Administrative Officer and Chief Financial Officer

Ms. Fukakusa is responsible for setting the strategic direction for financial management, as well as technology and operations management, consistent with RBC’s overall strategic direction. She provides leadership of Finance, Corporate Treasury, Technology and Operations, Enterprise Services, and the
Law Group. In addition, Ms. Fukakusa chairs RBC’s Group Operating Committee, which is responsible for the integration of governance and oversight of day-to-day functional, operating and technology activities across RBC. See page 24 for information about executive leadership changes for 2014.

Short-term incentive program objectives and results

Financial performance ($ millions, except percentage amounts)

Measure	Objective	Actual	Actual vs. objective	2013 vs 2012	Achievement
Net Income	$ 7,920	$ 8,429	6.4%	11.8%	✓ Exceeded
ROE	18.3%	19.4%	110 bps	10 bps	✓ Exceeded

Client index performance

Measure	Objective	Actual	Achievement
Client Index	55	60	✓ Exceeded

See page 42 for key RBC client satisfaction and loyalty awards and rankings.

Risk, strategic and operational objectives

•	Ms. Fukakusa continued to provide strong leadership as CAO and CFO and as the Chair of RBC’s Group Operating Committee and was a significant contributor to the overall results of RBC.
•	RBC maintained a strong capital position with a Common Equity Tier 1 ratio of 9.6% (above the 2013 target set by the Office of the Superintendent of Financial Institutions).
•

Played a key leadership role on a number of strategic initiatives: successfully supported the integration of Ally Canada and our investor services business, formalized acquisition and integration governance processes, and maintained good progress implementing a new financial reporting system.

•	Continued to lead a multi-year efficiency management program across the enterprise to manage costs relative to revenue growth in order to improve efficiency.
•	In Technology and Operations, completed the Enterprise Data Centre migration four months ahead of schedule and below budget, and established a centralized global Security Operations Centre.
•

Strengthened leadership bench through executing talent development plans and making key external hires. Visible leader both internally and externally for diversity and inclusion initiatives as well as in the not-for-profit sector.

•	Represented RBC as a keynote speaker at numerous conferences; recipient of several awards including American Banker’s 25 Most Powerful Women in Banking and the York University Pinnacle Award.

Ms. Fukakusa’s short, mid and long-term incentive awards granted for 2013

Ms. Fukakusa’s STI target was set at 125% of salary for 2013 or $937,500, with 60% of the target based on the financial performance of RBC, 10% based on performance against client objectives and 30% based on performance against risk, strategic and operational objectives. Payouts can range from zero to a maximum of 2.5 times the target. Ms. Fukakusa’s mid and long-term incentive target was $2,750,000 for 2013. In determining Ms. Fukakusa’s STI award, the Committee considered the CEO’s recommendations, our record net income results of $8,429 million, ROE of 19.4% (see page 44 for a full assessment of RBC’s financial results considered in determining STI awards) and Ms. Fukakusa’s strong achievements against her non-financial objectives. In determining Ms. Fukakusa’s mid and long-term incentive awards, the Committee considered the CEO’s recommendations and our results against the financial objectives used to measure progress against our medium-term TSR objective, all of which were met or exceeded.

Royal Bank of Canada  |    47

The Committee recommended to the board a total STI award of $1,362,000, which reflects a downward discretionary adjustment to eliminate the impact of certain favourable items not contemplated in the plan established for the STI Program, including earnings associated with the acquisition of Ally Canada in 2013, as well as a mid-term incentive award of $2,420,000 and a long-term incentive award of $605,000. The board approved these recommendations.

Total direct compensation

	2013			2012	2013 pay mix
	Target	Actual		Actual
	($)	($)	Variance from target	($)
Base salary	750,000	750,000		650,000
Short-term incentive (STI)
Financial objective: RBC (60%)	562,500	679,000	21%	540,000
Client objectives (10%)	93,750	120,000	28%	} 650,000
Risk, strategic and operational objectives (30%)	281,250	563,000	100%
Total	937,500	1,362,000	45%	1,190,000
Mid and long-term incentives
Performance deferred share units (PDSUs)	2,200,000	2,420,000	10%	2,200,000
Stock options	550,000	605,000	10%	550,000
Total	2,750,000	3,025,000	10%	2,750,000
Total direct compensation	4,437,500	5,137,000	16%	4,590,000

David I. McKay

Group Head, Personal & Commercial Banking

Mr. McKay is responsible for developing and executing the integrated strategy for Personal & Commercial Banking, which is comprised of our personal and business banking operations, as well as our expanded auto financing and certain retail investment businesses, including our online discount brokerage channel. Personal & Commercial Banking operates through two business lines: Canadian Banking, and Caribbean & U.S. Banking, and provides services to 13 million individual, business and institutional clients across Canada, the Caribbean and the U.S. See page 23 for information about executive leadership changes for 2014.

Short-term incentive program objectives and results

Personal & Commercial Banking financial objectives ($ millions, except percentage amounts)

Measure	Objective	Actual	Actual vs. objective	2013 vs. 2012	Achievement
Net Income	$ 4,303	$ 4,438	3.1%	8.6%	✓ Exceeded

Record net income of $4.4 billion was up 8.6% from the prior year reflecting solid volume growth across all our domestic businesses, improved credit quality in our Canadian and Caribbean portfolios, and the inclusion of our acquisition of Ally Canada. Our results were impacted by spread compression, however, Canadian Banking continued to have the best efficiency ratio amongst Canadian peers.

RBC financial objectives

($ millions, except percentage amounts)

Measure	Objective	Actual	Actual vs. objective	2013 vs. 2012	Achievement
ROE	18.3%	19.4%	110 bps	10 bps	✓ Exceeded

Client index performance

Measure	Objective	Actual	Achievement
Client Index	55	60	✓ Exceeded

48    |  Royal Bank of Canada

In addition to client index results, client satisfaction and loyalty outcomes were also demonstrated through numerous industry awards and rankings across our retail focused operations, including:

•

Ranked #1 or 2 in 11 categories of the 2013 Best Banking Awards in Canada (Ipsos Customer Service Index); with top rankings in “Financial Planning & Advice,” “Mobile Banking” and “Live Agent Telephone Banking.”

Risk, strategic and operational objectives

•

Under Mr. McKay’s leadership, Personal & Commercial Banking achieved record results and Canadian Banking maintained a full year organic volume growth premium of over 25% compared to the Canadian peer average.

•

Maintained top rankings in market share in a competitive environment for most retail and business financial product categories; remained #1 in cross-selling: 22% of RBC clients have products in at least three key categories compared to our peer average of 14% (Ipsos Canadian Financial Monitor Survey).

•

Completed the acquisition of Ally Canada on February 1, 2013 and fully integrated it in 2013, adding scale to our existing consumer and commercial auto financing businesses and extending our leadership position in Canadian auto financing. This acquisition has exceeded our financial performance objectives for 2013.

•	Named “Best Retail Bank in North America” for second consecutive year and took top spot in the highly competitive “Innovation in Customer Service” category (Retail Banker International).
•	Named “Best Commercial Bank in Canada” in World Finance’s 2013 Banking Awards with strong leadership position and overall financial strength and stability in Canada.
•

Named “Best Bank in North America and Canada” (Global Finance magazine) and “Best Private Banking Services Overall” in Canada (sixth consecutive year) (Euromoney magazine); recognized for Out-of-the-Box Retail store innovation (Strategy magazine, Gold Award).

•	Launched a co-branded Target RBC MasterCard to provide clients instant savings at Target stores or earnings towards Target GiftCard Rewards based on purchases made elsewhere.
•	Continued to innovate by introducing RBC Secure Cloud, a mobile payments service that allows clients to more safely and securely pay for purchases using mobile devices.
•

In the Caribbean, continued to focus on improving and sustaining performance through strategic growth, client care, market focus and sound banking practices across the region in a difficult operating environment.

•

Executed talent development plans and staffed key positions to strengthen succession depth. Employee engagement scores across a diverse workforce remain strong overall, were up slightly and above the “Towers Watson North American High Performance Companies” norm.

•	Actively represented RBC externally with clients, media, investors, community and other stakeholders; supported and lead corporate citizenship efforts.

Mr. McKay’s short, mid and long-term incentive awards granted for 2013

Mr. McKay’s STI target was set at 125% of salary for 2013 or $937,500, with 60% of the target based on financial performance, 10% based on performance against client objectives and 30% based on performance against risk, strategic and operational objectives. Financial performance is based on a combination of net income for Personal and Commercial Banking (75%) and RBC ROE (25%). At the beginning of the fiscal year, the Committee established net income of $4,303 million as the STI objective for Personal & Commercial Banking. Payouts can range from zero to a maximum of 2.5 times the target. Mr. McKay’s mid and long-term incentive target was $3,000,000 for 2013. In determining Mr. McKay’s STI award, the Committee considered the CEO’s recommendations, record Personal & Commercial Banking net income results of $4,438 million, RBC ROE of 19.4% (see page 44 for a full assessment of RBC’s financial results considered in determining STI awards), as well as Mr. McKay’s strong achievements against his non-financial objectives. In determining Mr. McKay’s mid and long-term incentive awards, the Committee considered the CEO’s recommendations and our results against the financial objectives used to measure progress against our medium-term TSR objective, all of which were met or exceeded.

The Committee recommended to the board a total STI award of $1,320,000, which reflects a downward discretionary adjustment to eliminate the impact of certain favourable items not contemplated in the plan established for the STI Program, including earnings associated with the acquisition of Ally Canada in 2013, as well as a mid-term incentive award of $2,640,000 and a long-term incentive award of $660,000. The board approved these recommendations.

Royal Bank of Canada  |    49

Total direct compensation

	2013			2012	2013 pay mix
	Target	Actual		Actual
	($)	($)	Variance from target	($)
Base salary	750,000	750,000	–	650,000
Short-term incentive (STI)
Financial objective: P&C Banking (45%)	421,875	469,600	11%	} 700,000
Financial objective: RBC (15%)	140,625	167,000	19%
Client objectives (10%)	93,750	121,000	29%	} 750,000
Risk, strategic and operational objectives (30%)	281,250	562,400	100%
Total	937,500	1,320,000	41%	1,450,000
Mid and long-term incentives
Performance deferred share units (PDSUs)	2,400,000	2,640,000	10%	2,420,000
Stock options	600,000	660,000	10%	605,000
Total	3,000,000	3,300,000	10%	3,025,000
Total direct compensation	4,687,500	5,370,000	15%	5,125,000

A. Douglas McGregor Co-Group Head, Capital Markets and I&TS	Mark A. Standish Co-Group Head, Capital Markets and I&TS

Mr. McGregor and Mr. Standish are responsible for the strategic and operational performance of Capital Markets, which is comprised of two main business lines, Corporate and Investment Banking and Global Markets. Capital Markets offers a full suite of products and services in North America, and a diversified set of capabilities in key sectors of expertise outside of North America, such as energy, mining and infrastructure. Mr. McGregor and Mr. Standish also have responsibility for Investor & Treasury Services, which delivers custodial, advisory, financing and other services to safeguard client assets, maximize liquidity and manage risk across multiple jurisdictions. See page 24 for information about executive leadership changes for 2014.

Annual incentive program objectives and results

Capital Markets financial performance ($ millions, except percentage amounts)

Measure	Actual	2013 vs. 2012
Net Income	$ 1,710	8.2%

Record net income of $1.7 billion was up 8.2% from the prior year, driven primarily by strong growth in Corporate and Investment Banking mainly in the U.S. and lower variable compensation. Our results were negatively impacted by lower trading revenue and higher provision for credit losses.

Investor & Treasury Services financial performance ($ millions, except percentage amounts)

Measure	Actual	2013 vs. 2012
Net Income	$ 343	303.5%

Net income of $343 million increased from $85 million in the prior year primarily due to improved business performance in Investor Services, including higher revenue and continuing benefits from our ongoing focus on efficiency management activities, and a loss in the prior year related to the acquisition of the remaining 50% interest in RBC Dexia Investor Services.

Both Capital Markets and Investor & Treasury Services had higher ROE in 2013.

50    |  Royal Bank of Canada

Risk, strategic and operational performance

•	Mr. McGregor and Mr. Standish continued to focus on growing our corporate and investment banking businesses, particularly in the U.S. and Europe, while rebalancing our global markets businesses.
•	In Canada, maintained market leadership by deepening existing client relationships, gaining new clients and offering a full suite of global capabilities.
•

Named Best Investment Bank in Canada by Euromoney magazine for the sixth consecutive year and continued to win significant mandates including acting as financial advisor to Nexen Inc. on its $15.1 billion acquisition by CNOOC Limited.

•

In the U.S., leveraged key strategic investments made in recent years to expand our corporate and investment banking businesses, developed new lending relationships and increased focus on our origination and client flow businesses. Had a record year in U.S. corporate and investment banking; ranked 10th largest investment bank in the Americas by fees for the first nine months of 2013 (Thomson Reuters), attained by gaining market share, growing our businesses and winning several significant mandates.

•

In the U.K. and Europe, continued to expand our corporate and investment banking businesses by selectively growing in key sectors of expertise, focused on gaining new clients through continued focus on increasing lending activity and market positions. Won new mandates including leading an offer for the U.K.’s Debt Management Office for $2 billion. Due to the challenging trading environment, refocused efforts on improving returns in our core global markets businesses and exited non-performing businesses such as our European government bond business.

•

In Asia, continued to focus on fixed income trading distribution and foreign exchange trading capabilities, while in Australia, continued to selectively grow our corporate and investment banking business in mining, energy and infrastructure.

•

Following the RBC Dexia Investor Services acquisition, continued to integrate investor services business and implemented key organizational changes that focused on deepening client relationships and cross-selling opportunities.

•

In 2013, Investor & Treasury Services was ranked best custodian overall (Global Investor), fund administrator of the year in Canada (Custody Risk Americas Awards) and top overall for customer service (R&M Fund Services.net).

•

Continued focus on building leadership bench strength. Established Global Diversity Council with regional committees in the U.S., Europe, Canada and Australia, focusing on increasing representation of women in the talent pipeline. Represented RBC externally with multiple stakeholder groups. Employee engagement scores continued to exceed the external “Towers Watson Global Wholesale Banking” norm and are steady year-over-year.

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A. Douglas McGregor and Mark A. Standish annual, mid and long-term incentive awards granted for 2013

Mr. McGregor and Mr. Standish participate in the RBC Capital Markets Compensation Program (see page 37 for more information on this program). The Capital Markets Compensation Program bonus pool is determined by business performance, with an adjustment for RBC performance. Individual performance is based on financial results, as well as risk, strategic and operational objectives. Individual incentive awards are discretionary. The Co-Group Heads must defer a minimum of 65% of their variable compensation, aligned with other members of the Group Executive.

After considering the compensation recommendations made by the CEO based on the Co-Group Heads’ financial, risk, strategic and operational performance, including record net income results for Capital Markets, which was up 8.2% over last year, the Committee recommended an incentive award of $10,250,000 for Mr. McGregor. This recommendation was approved by the board. The incentive award was allocated as follows: 35% cash ($3,587,500); 52% performance deferred share units ($5,330,000); and 13% stock options ($1,332,500). The year-over-year change in Mr. McGregor’s award reflects the strong net income performance for Capital Markets in 2013.

After considering the compensation recommendations made by the CEO based on the Co-Group Heads’ financial, risk, strategic and operational performance, including record net income results for Capital Markets, which was up 8.2% over last year, the Committee recommended an incentive award of US$10,250,000 for Mr. Standish. This recommendation was approved by the board. In light of Mr. Standish’s planned departure from RBC, announced on December 5, 2013, his incentive award was allocated as follows: 35% cash (US $3,587,500) and 65% performance deferred share units (US$6,662,500). The year-over-year change in Mr. Standish’s award reflects the strong net income performance for Capital Markets in 2013.

A. Douglas McGregor

Total direct compensation

	2013		2012	2013 pay mix
	($)	(%) of variable compensation	($)
Base salary	750,000	–	500,000
Performance-based incentive awards
Annual variable short-term incentive	3,587,500	35%	3,465,000
Performance deferred share units (PDSUs)	5,330,000	52%	5,148,000
Stock options	1,332,500	13%	1,287,000
Total direct compensation	11,000,000	–	10,400,000

Mark A. Standish

Total direct compensation (1)

	2013		2012	2013 pay mix
	($)	(%) of variable compensation	($)
Base salary	782,025	–	499,500
Performance-based incentive awards
Annual variable short-term incentive	3,740,686	35%	3,461,535
Performance deferred share units (PDSUs)	6,946,989	65%	5,142,852
Stock options	–	–	1,285,713
Total direct compensation	11,469,700	–	10,389,600

(1)	Mr. Standish’s U.S. dollar compensation has been converted to Canadian dollars using the Bank of Canada’s foreign exchange rate of US$1.00 = C$1.0427 for 2013 and US$1.00 = C$0.9990 for 2012.

52    |  Royal Bank of Canada

Talent management and succession planning

A comprehensive framework aligned with our business strategies is in place to enable an integrated approach to talent management and succession planning. We focus on the identification, assessment and development of executives and high-potential talent to build leadership capability and strengthen overall succession, ensuring we have a pipeline of leaders to drive both short and long-term performance. Diversity is a key priority and is embedded in our talent management practices focused on the development and advancement of women and visible minorities and other aspects of diversity. The CEO and senior leaders have specific performance objectives relating to talent management and succession planning and are held accountable through the performance assessment process.

We believe leaders learn best from meaningful and varied on-the-job experiences and our staffing processes ensure the right people are appointed to roles to optimize both business performance and individual development. Our intent is to develop high-potential talent to prepare them for broader and more complex roles while also taking into consideration the need to build global leadership capabilities. Our focus on advancing women and visible minorities is supported by clear accountability frameworks, staffing goals and a commitment to developing a robust pipeline of diverse leaders.

Our philosophy of development and promotion from within strengthens our values and culture, aids in retention of talent and provides more options for succession. We complement this practice with selective external hiring to benefit from diverse experiences and fresh perspectives. We also have a formal leadership development curriculum.

The Committee plays a key role in supporting the board in its oversight of talent management and succession planning. Annually, the Committee reviews and discusses with management the Executive Talent Management Report, which outlines the processes and practices for leadership development, the depth and diversity of succession pools for senior leadership roles across RBC, talent and succession risk metrics, as well as progress made over the year, and plans for the upcoming year. A summary of the Executive Talent Management Report is reviewed with the board.

Annually, the board reviews and discusses CEO and Group Executive succession. This includes an in-depth discussion of the contingency and long-term succession plans for the CEO and members of the Group Executive as well as specific plans to address gaps. The CEO discusses the strengths and areas for development of key succession candidates, development progress over the prior year and future development plans. The board reviews and discusses possible scenarios for succession over various time horizons and development options such as job rotations and expanded mandates to further develop and assess potential successors. There is a systematic approach for the board to meet and get to know succession candidates, including earlier-in-career high-potential talent. Talent strategies are also a component of business strategies which are reviewed with the board throughout the year and include talent requirements and plans to enable achievement of longer-term strategic objectives.

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Executive compensation alignment with shareholder returns

The following chart compares the cumulative TSR of $100 invested in shares (assuming reinvestment of dividends) from October 31, 2008 to October 31, 2013 with the cumulative total return of the S&P/TSX Composite Index and the S&P/TSX Composite Banks Index over the same time period.

In the medium to long term, compensation for the NEOs is directly impacted by the price of shares as a large portion of NEO compensation is awarded as equity incentives with payouts tied to share price performance. The aggregate compensation approved for the NEOs as reported in each year’s management proxy circular is illustrated in the chart below.

The change in total compensation for the NEOs of RBC from 2008 to 2009 primarily reflects the inclusion of the two Co-Group Heads, Capital Markets as NEOs, while 2008 included the former Group Head, Capital Markets who has since retired. The increase of 2013 aggregate variable compensation reflects strong net income and ROE performance for RBC.

(1)	2008 NEO total compensation includes equity awards with a grant date fair value of $4,950,000 that Mr. Nixon subsequently made a personal decision to relinquish.

Cost of management

In conjunction with other large Canadian financial institutions, standard cost of management ratios have been developed so that comparisons between institutions can be made more easily. The following table shows the link between RBC performance and total compensation for the CEO and other NEOs, as reported in the summary compensation table, as a percentage of RBC’s net income and as a percentage of RBC’s market capitalization, for the five-year period ended October 31, 2013.

Fiscal year	NEO total compensation (millions) (1)	Net income (millions) (2)	NEO total compensation as a % of net income	Market capitalization (millions)	NEO total compensation as a % of market capitalization
2013	$47.6	$8,429	0.57%	$100,903	0.05%
2012	$44.6	$7,539	0.59%	$82,296	0.05%
2011	$36.9	$4,852	0.76%	$69,934	0.05%
2010	$40.7	$5,223	0.78%	$77,502	0.05%
2009	$47.1	$3,858	1.22%	$77,685	0.06%
(1)	NEO total compensation represents the aggregate compensation approved for the NEOs as reported in each year’s management proxy circular.
(2)	For the years 2009 to 2011, net income numbers were prepared under Canadian generally accepted accounting principles (Canadian GAAP); 2012 and 2013 net income is prepared in accordance with International Financial Reporting Standards (IFRS).

54    |  Royal Bank of Canada

Named executive officer compensation

All information in this section is for the fiscal year ended October 31, 2013, unless noted otherwise. The following tables have been prepared to comply with the requirements of the Canadian Securities Administrators. Note that salaries shown here may differ from other compensation tables as the figures below represent salaries received in the fiscal year and other tables may include the annual base salary for the calendar year.

RBC is required to report all amounts in Canadian dollars, which is the same currency used for financial reporting. Unless otherwise stated, Mr. Standish’s U.S. dollar compensation has been converted to Canadian dollars using the Bank of Canada’s foreign exchange rate of US$1.00 = C$1.0427 for 2013, US$1.00 = C$0.9990 for 2012, and US$1.00 = C$0.9967 for 2011. These rates reflect the foreign exchange rate on the last trading day of each respective fiscal year.

Summary compensation table

Name and principal position	Year	Salary ($)	Share-based awards (1) ($)	Option-based awards (2) ($)	Non-equity annual incentive plan compensation (3) ($)	Pension value (4) ($)	All other compensation (5) ($)	Total compensation ($)
G.M. Nixon	2013	1,500,000	6,600,000	1,650,000	2,932,000	1,312,000	44,877	14,038,877
President and	2012	1,500,000	6,600,000	1,650,000	2,850,000	1,087,000	44,877	13,731,877
Chief Executive Officer	2011	1,476,712	5,137,500	1,712,500	1,750,000	1,050,000	44,417	11,171,129
J.R. Fukakusa	2013	733,288	2,420,000	605,000	1,362,000	496,000	21,863	5,638,151
Chief Administrative Officer	2012	650,000	2,200,000	550,000	1,190,000	136,000	19,447	4,745,447
and Chief Financial Officer	2011	638,630	1,781,250	593,750	900,000	596,000	19,217	4,528,847
D.I. McKay	2013	733,288	2,640,000	660,000	1,320,000	170,000	21,863	5,545,151
Group Head, Personal & Commercial Banking	2012	650,000	2,420,000	605,000	1,450,000	133,000	19,447	5,277,447
	2011	638,630	2,062,500	687,500	1,300,000	129,000	19,217	4,836,847
A.D. McGregor	2013	708,219	5,330,000	1,332,500	3,587,500	6,500	4,500	10,969,219
Co-Group Head,	2012	500,000	5,148,000	1,287,000	3,465,000	4,833	4,500	10,409,333
Capital Markets and I&TS	2011	500,000	3,753,750	1,251,250	2,695,000	4,000	4,500	8,208,500
M.A. Standish	2013	738,460	6,946,989	0	3,740,686	15,953	0	11,442,088
Co-Group Head,	2012	499,500	5,142,852	1,285,713	3,461,535	14,985	0	10,404,585
Capital Markets and I&TS	2011	498,350	3,741,363	1,247,121	2,686,107	14,651	0	8,187,592

(1)	The 2013 amounts for Mr. Nixon, Ms. Fukakusa, Mr. McKay, Mr. McGregor and Mr. Standish represent the grant date fair value of performance deferred share units awarded on December 17, 2013 under the PDSU Program. The grant date fair value of each unit granted to Mr. Nixon, Ms. Fukakusa, Mr. McKay and Mr. McGregor was $68.63, based on the average closing price of shares on the TSX for the five trading days immediately preceding the grant date. The grant date fair value of each unit granted to Mr. Standish was US$64.73, based on the average closing price of shares on the NYSE for the five trading days immediately preceding the grant date. The 2012 and 2011 amounts for Mr. Nixon, Ms. Fukakusa, Mr. McKay, Mr. McGregor and Mr. Standish represent the grant date fair value of performance deferred share units awarded under the PDSU Program.
(2)	The 2013 amounts for Mr. Nixon, Ms. Fukakusa, Mr. McKay, Mr. McGregor and Mr. Standish represent awards made on December 17, 2013 under the Stock Option Plan. Valuing stock options: the Black-Scholes compensation value is based on a five-year average fair value, and assumes options are held for the full 10-year term. For awards granted on December 17, 2013, the Black-Scholes compensation value was 21% of the option exercise price. The Black-Scholes compensation value of stock options differs from the accounting fair value disclosed in RBC’s annual financial statements. Under International Financial Reporting Standard 2, Share-based Payment (IFRS 2), options must be treated as an expense using the fair value method of accounting. The accounting fair value of each award is determined as at the grant date and is amortized over the relevant vesting period. While the Black-Scholes model is also used to calculate the accounting fair value, the assumptions used in the accounting fair value calculation are based on an expected term of six years, rather than the full option term of 10 years. This is consistent with IFRS 2 and reflects forfeitures as well as the exercise pattern of RBC executives. In addition, the accounting value is based on the grant date fair value rather than the five-year average fair value used for compensation purposes. The accounting grant date fair value for grants made under the Stock Option Plan on December 17, 2013 was based on a Black-Scholes value of 10.5% of the option exercise price. The Black-Scholes compensation value of options awarded on December 17, 2013 which are reported in this table was $4,247,500 and the accounting fair value of these same awards was $2,123,803. The Black-Scholes model is used for compensation purposes as it is consistent with the valuation approach used for accounting purposes.
(3)	The total STI award for each NEO includes cash and/or deferred share units. Executives, who voluntarily chose to receive their 2013 annual short-term incentive in deferred share units, received deferred share units based on the average of the closing prices of shares on the TSX on the five trading days immediately prior to the sixth trading day in the open trading window in December, which was $68.63. Ms. Fukakusa voluntarily chose to defer 50% of her annual variable short-term incentive award into deferred share units for fiscal 2013.
(4)	Pension value represents compensatory change. See pages 57 and 58 for more information on pension benefits for the NEOs.
(5)	The amounts in this column represent RBC’s contribution under RESSOP or DSSP. The NEOs, with the exception of Mr. Standish, participate in the employee share ownership plans on the same basis as all other employees. See page 58 for more information about these plans.

Royal Bank of Canada  |    55

Incentive plan awards

Outstanding share-based and option-based awards

In the table below, share-based awards refer to unvested performance deferred share units previously awarded through the PDSU Program and the RBC Share Unit Program as at October 31, 2013. The value of unvested units awarded under the PDSU Program assumes no performance adjustment for relative TSR performance, and that the three-year average ROE is above the applicable performance threshold. For Mr. Nixon, Ms. Fukakusa, Mr. McKay and Mr. McGregor, the value of unvested units is based on a share price of $70.02, the closing price of shares on the TSX on October 31, 2013, the last trading day of the fiscal year. For Mr. Standish, the value of unvested units is based on a share price of US$67.18, the closing price of shares on the NYSE on October 31, 2013, the last trading day of the fiscal year. See pages 37 and 38 for more information about these awards.

Option-based awards include all unexercised stock options that are outstanding as at October 31, 2013. The value of unexercised in-the-money options as at October 31, 2013 is the difference between the exercise price of the options and $70.02, the closing price of shares on the TSX on October 31, 2013, the last trading day of the fiscal year.

Name	Grant date	Option-based awards				Share-based awards
		Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
G.M. Nixon (1)	12-Dec-2006	238,140	54.990	12-Dec-2016	3,579,244
	16-Dec-2009	289,042	55.041	16-Dec-2019	4,329,560
	15-Dec-2010	248,000	52.595	15-Dec-2020	4,321,400
	14-Dec-2011	145,822	48.933	14-Dec-2021	3,074,949
	11-Dec-2012	122,322	58.648	11-Dec-2022	1,391,046
						324,174	22,698,642
Totals		1,043,326			16,696,199	324,174	22,698,642	0
J.R. Fukakusa	12-Dec-2006	43,300	54.990	12-Dec-2016	650,799
	10-Dec-2007	62,960	52.944	10-Dec-2017	1,075,105
	15-Dec-2008	96,136	35.368	15-Dec-2018	3,331,305
	10-Mar-2009	37,904	29.682	10-Mar-2019	1,528,972
	16-Dec-2009	90,842	55.041	16-Dec-2019	1,360,722
	15-Dec-2010	72,748	52.595	15-Dec-2020	1,267,634
	14-Dec-2011	50,560	48.933	14-Dec-2021	1,066,159
	11-Dec-2012	40,774	58.648	11-Dec-2022	463,682
						105,739	7,403,868
Totals		495,224			10,744,377	105,739	7,403,868	0
D.I. McKay	7-Dec-2004	14,280	31.700	7-Dec-2014	547,210
	9-Dec-2005	11,448	44.125	9-Dec-2015	296,446
	12-Dec-2006	15,912	54.990	12-Dec-2016	239,157
	10-Dec-2007	39,352	52.944	10-Dec-2017	671,975
	6-Jun-2008	58,880	50.547	6-Jun-2018	1,146,570
	15-Dec-2008	113,100	35.368	15-Dec-2018	3,919,141
	16-Dec-2009	90,842	55.041	16-Dec-2019	1,360,722
	15-Dec-2010	82,668	52.595	15-Dec-2020	1,440,490
	14-Dec-2011	58,542	48.933	14-Dec-2021	1,234,475
	11-Dec-2012	44,852	58.648	11-Dec-2022	510,057
						119,591	8,373,788
Totals		529,876			11,366,243	119,591	8,373,788	0
A.D. McGregor	16-Dec-2009	263,028	55.041	16-Dec-2019	3,939,896
	15-Dec-2010	208,320	52.595	15-Dec-2020	3,629,976
	14-Dec-2011	106,546	48.933	14-Dec-2021	2,246,736
	11-Dec-2012	95,412	58.648	11-Dec-2022	1,085,025
						253,147	17,725,355
Totals		673,306			10,901,633	253,147	17,725,355	0
M.A. Standish	16-Dec-2009	278,584	55.041	16-Dec-2019	4,172,910
	15-Dec-2010	210,212	52.595	15-Dec-2020	3,662,944
	14-Dec-2011	108,206	48.933	14-Dec-2021	2,281,740
	11-Dec-2012	94,630	58.648	11-Dec-2022	1,076,132
						255,116	17,870,517
Totals		691,632			11,193,726	255,116	17,870,517	0
(1)	On February 2, 2009, Mr. Nixon informed the Committee that he had made a personal decision to relinquish his mid and long-term compensation (grant date fair value of $4,950,000), which represented the majority of his performance-based incentive awards for fiscal 2008.

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Incentive plan awards – value vested or earned during the year

The table below includes the portion of option-based awards that vested in the year ended October 31, 2013, and any share-based awards under the PDSU Program that vested in the year ended October 31, 2013. It also includes the STI or annual cash bonus that was awarded for the fiscal year and paid in December 2013, received by the NEOs in cash and/or deferred share units that vested in the year ended October 31, 2013.

Name	Option-based awards – value vested during the year (1) ($)	Share-based awards – value vested during the year (2) ($)	Non-equity incentive plan compensation – value earned during the year (3) ($)
G.M. Nixon	598,172	6,623,959	2,932,000
J.R. Fukakusa	1,070,615	1,324,765	1,362,000
D.I. McKay	861,282	1,324,765	1,320,000
A.D. McGregor	544,336	6,244,582	3,587,500
M.A. Standish	576,530	6,989,947	3,740,686
(1)	For the options granted on:
•	December 15, 2008 at an exercise price of $35.368, 25% of options vested on December 15, 2012 at a fair market value of $59.18, the previous trading day’s closing share price.
•	March 10, 2009 at an exercise price of $29.682, 25% of options vested on March 10, 2013 at a fair market value of $62.43, the previous trading day’s closing share price.
•	December 16, 2009 at an exercise price of $55.041, 25% of options vested on December 16, 2012 at a fair market value of $59.18, the previous trading day’s closing share price.
(2)	The amounts for all NEOs reflect values received from awards under the PDSU program, and for Mr. Nixon, the amounts also include values received from RBC Share Units. The awards for Mr. Nixon, Ms. Fukakusa, Mr. McKay and Mr. McGregor vested on December 16, 2012 and were paid out in cash based on a share price of $59.034, which represents the average price of shares on the TSX for the five trading days ending December 15, 2012. The awards for Mr. Standish vested on December 16, 2012 and were paid out in cash based on a share price US$59.834, which represents the average price of shares on the NYSE for the five trading days ending December 15, 2012. At time of vesting, the performance component of the award paid out at target to reflect RBC’s TSR relative to the global financial performance comparator group.
(3)	The amounts include cash and/or deferred share units for executives who voluntarily chose to receive their 2013 annual variable short-term incentive/annual cash bonus in deferred share units.

Securities authorized for issuance under equity compensation plans

The following table shows the equity securities authorized for issuance from treasury under compensation plans as at October 31, 2013, as approved by shareholders. We have no equity compensation plans providing for issuance of shares that have not been previously approved by shareholders. The numbers shown in the table relate to the RBC Stock Option Plan. See below for more information about the Stock Option Plan.

Plan category	Number of securities to be issued upon exercise of outstanding options (a) (#)	Weighted-average exercise price of outstanding options (b) ($)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c) (#)
Equity compensation plans approved by security holders	10,604,426	50.39	12,140,285
Equity compensation plans not approved by security holders	—	—	—
Total	10,604,426	50.39	12,140,285

Stock Option Plan

Only employees designated by the Committee as potential participants are eligible to participate in the Stock Option Plan. The maximum number of shares that are issuable under the Stock Option Plan may not exceed 112,000,000 shares (representing 7.77% of issued and outstanding shares as at January 3, 2014). As described in the table below, at October 31, 2013, outstanding stock options represented 0.7% of shares outstanding. Shares issuable under options that expire, terminate or are cancelled without having been exercised are available for subsequent grants of options under the plan. The exercise price of options is determined as the higher of the volume-weighted average of the trading price per share of a board lot of shares traded on the TSX: (i) on the day preceding the date of grant; and (ii) for the five consecutive trading days immediately preceding the date of grant.

Option grants may include stock appreciation rights (SARs). The exercise of a SAR entitles the participant to a cash payment equal to the number of shares covered by the SAR, multiplied by the amount by which the closing price on the TSX on the day

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prior to exercise exceeds the exercise price of the corresponding option. Upon the exercise of an option, the corresponding SAR is cancelled and vice versa.

Unvested stock options are forfeited if the participant’s employment with RBC is terminated, other than for retirement (as outlined on pages 59 and 60), disability or death. In the event of disability, options continue to vest and must be exercised within 60 months after disability or within 10 years from grant date, whichever is earlier. Upon death, options vest immediately and may be transferred by will or pursuant to laws of succession. Options must be exercised by the participant’s legal successor within 24 months after the date of death or within 10 years from grant date, whichever is earlier. See pages 59 and 60 for details about when a participant’s options terminate in circumstances other than retirement, disability or death.

The Stock Option Plan authorizes the board to make certain non-material plan amendments without shareholder approval, including administrative changes, termination of the plan, changes to vesting provisions and amendments to comply with changes to laws and regulations or accounting requirements. This amendment procedure was approved by shareholders at the 2007 Annual Meeting. No substantive amendments were made to the Stock Option Plan in 2013. For more information about the Stock Option Plan, see page 38.

The table below provides additional information on the Stock Option Plan for the past three years.

	Number of options as at October 31, 2013	Stock options as a % of outstanding Common Shares as at October 31, 2013
		Target	2013	2012	2011
Overhang (options outstanding and available to grant)	22,744,711	< 10%	1.6%	1.7%	2.0%
Dilution (current outstanding options)	10,604,426	< 5%	0.7%	0.9%	1.0%
Burn rate (the number of options issued each year)	905,766	< 1%	0.06%	0.08%	0.13%

Pension plan benefits

Defined benefit pension plan

Mr. Nixon, Ms. Fukakusa and Mr. McKay participate in the RBC Canadian Defined Benefit (DB) pension plan, on the same basis as other employees (Mr. McGregor and Mr. Standish participate in defined contribution pension plans described on page 58).

Participants in this plan can normally retire at age 65, although early retirement benefits are available from age 55. Benefits are reduced for early retirement unless the member retires with 35 years of pensionable service.

Under the RBC Canadian DB pension plan, retirement income is determined using a formula that takes into account pensionable earnings and pensionable service under the plan. Pensionable earnings are defined as base salary and annual incentive awards during the best 60 consecutive months, capped at $175,000 per year.

Supplemental pension benefits

In addition to the RBC Canadian DB pension plan, Mr. Nixon, Ms. Fukakusa and Mr. McKay receive supplemental pension benefits as defined under their individual executive pension arrangements. The supplemental pension benefits are capped for all NEOs. The supplemental pension benefits for Ms. Fukakusa and Mr. McKay are reduced for early retirement unless the executive retires with 35 years of pensionable service in the RBC Canadian DB pension plan, or retires after attaining 60 years of age and 25 years of pensionable service in the RBC Canadian DB pension plan. The supplemental pension benefits vest when the executive retires from RBC and payments are subject to non-competition provisions.

The key provisions of the individual executive pension arrangements are described below.

CEO pension plan

No changes were made to Mr. Nixon’s individual executive pension arrangement in 2013. Mr. Nixon’s annual pension increases by $100,000 for each additional year of service, to a maximum annual pension of $2,000,000 (this amount is inclusive of benefits payable from the RBC Canadian DB pension plan). For clarity, increases to Mr. Nixon’s salary do not impact Mr. Nixon’s pension benefits.

Other named executive officers

The table below shows the pension benefits the NEOs are entitled to receive under their individual executive pension arrangements, which include benefits payable from RBC’s pension plans:

•

Ms. Fukakusa’s pension benefits accrue at the following rates of pensionable earnings: 2% per year from age 40 to 44, 3% per year from age 45 to 59, and 2% per year from age 60 to 64, and her pensionable earnings are capped at 145% of final base salary, where final base salary is capped at $700,000 per annum.

•

Mr. McKay’s pension benefits accrue at the following rates of pensionable earnings: 2% per year from age 40 to 49, 3% per year from age 50 to 59, and 2% per year from age 60 to 64, and his pensionable earnings are capped at the lesser of $750,000 or 150% of final base salary.

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Name	Number of years of credited service (#)	Annual pension benefits payable ($)		Opening present value of defined benefit obligation ($)	Compensatory change (2) ($)	Non-compensatory change (3) ($)	Closing present value of defined benefit obligation ($)
		At year-end (1)	At age 65
G.M. Nixon	16.8	1,675,000	2,000,000	20,773,000	1,312,000	1,130,000	23,215,000
J.R. Fukakusa	19.0	525,000	660,000	7,112,000	496,000	349,000	7,957,000
D.I. McKay	9.9	149,000	450,000	1,728,000	170,000	70,000	1,968,000
(1)	Annual pension benefits payable are benefits that have accrued and in some cases may not be fully vested.
(2)	Compensatory changes are the values of the projected pension earned from November 1, 2012 to October 31, 2013. There were no amendments to the benefit terms during 2013. The amounts shown are consistent with the disclosure in Note 17 of the RBC 2013 Annual Consolidated Financial Statements for the year ended October 31, 2013.
(3)	Non-compensatory changes include interest on obligations at the beginning of the year, gains and losses due to differences in actual experience compared to actuarial assumptions (other than those reflected in compensatory changes), employee contributions, and changes in actuarial assumptions, such as movements in the discount rate.

The table below shows the years of credited service under the individual executive pension arrangements and years of RBC service as at October 31, 2013.

Name	Years of credited service (#)	Years of RBC service (#)
G.M. Nixon	16.8	34.1
J.R. Fukakusa	19.0	28.2
D.I. McKay	9.9	21.3

Defined contribution pension plans

Mr. McGregor participates in the defined contribution component of the pension plan for employees who are directors of RBC Dominion Securities Inc. on the same basis as other employee directors of RBC Dominion Securities Inc. Participants in this plan are required to contribute 3% of their pre-tax earnings to an annual maximum of $6,500 per calendar year. Participants may choose to make optional contributions of 1% to 5% of their earnings, to an annual maximum ($12,070 in 2013). RBC provides matching contributions to a maximum of $6,500 per calendar year. Participants in this plan may invest their own contributions in a self-directed Registered Retirement Savings Plan (RRSP) account and invest the RBC matching contributions in the defined contribution pension plan. Amounts shown in the table below reflect the defined contribution pension plan account balances only.

Mr. Standish participates in the RBC – U.S.A. Retirement and Savings Plan (Plan), a 401(k) plan open to all U.S. employees. Participants can defer into the Plan up to 50% of annual salary on a pre-tax basis and/or on an after-tax basis through a Roth 401(k) up to the annual limit, and can defer another 5% of their salary on an after-tax basis. After one year of employment, RBC provides matching contributions on the first 6% of IRS-limited salary, to an annual maximum of US$15,300 for 2013.

The table below shows the defined contribution account balances for Mr. McGregor and Mr. Standish under their respective plans.

Name	Accumulated value at start of year ($)	Compensatory ($) (1)	Accumulated value as at October 31, 2013 ($)
A.D. McGregor	70,751	6,500	93,554
M.A. Standish	631,595	15,953	863,105
(1)	Compensatory changes represent RBC’s contributions to the defined contribution pension plans on behalf of Mr. McGregor and Mr. Standish. Mr. McGregor and Mr. Standish are responsible for managing the investment of their assets within the defined contribution pension plans.

Other benefits

Executives in Canada and the U.S. participate in RBC’s benefits programs on the same basis as other employees. The benefits programs include healthcare coverage, life and accident insurance and disability coverage. The benefits programs are comparable to the programs provided by companies in our core compensation comparator group.

In Canada, RBC executives can participate in the Royal Employee Savings and Share Ownership Plan (RESSOP), and executives in Capital Markets can participate in the RBC Dominion Securities Savings Plan (DSSP), on the same basis as other employees in Canada. RBC provides a 50% matching contribution invested in shares up to a maximum of 3% of eligible earnings. The RBC matching contribution is capped at $4,500 annually for DSSP members. RBC executives also receive perquisites as part of their executive compensation program. Perquisites provided to executives vary by position, and are comparable to those provided by companies in our core compensation comparator group.

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Employment contracts, termination and change of control

Employment contracts

RBC does not have employment contracts with any of the NEOs; however, it has standard compensation policies that govern termination or change of control situations, and for one NEO, a specific termination arrangement, as described below.

Termination

Our severance plans and policies are designed to expedite transition to alternate employment, comply with relevant legal requirements and align with market practices. As required by Canadian law, severance calculations for our Canadian employees are based on service, age and position. In the event of a termination without cause of a NEO (other than the U.S. Co-Group Head, Capital Markets and I&TS), the standard severance calculation would provide salary and short-term incentive continuation for a maximum period of two years (salary and short-term incentive continuation ceases when alternate employment is obtained). Bonuses or short-term incentive payments for the severance period are calculated with reference to relevant individual and business performance factors.

In the U.S., under the RBC Capital Markets Corporation severance plan, in the event RBC terminated his employment without cause, the U.S. Co-Group Head, Capital Markets and I&TS would receive a lump sum payment in the amount of 12 months’ base salary, in addition to one month’s working notice as generally provided to Capital Markets employees in the U.S. At the discretion of RBC, he could also receive an annual cash bonus payment reflecting the notional 12-month severance period. This is consistent with our treatment of U.S. Capital Markets employees, and aligns with U.S. market practices and legal requirements.

If a NEO is terminated for cause, he or she will not be paid severance, and at the discretion of the board, will forfeit the following:

•	bonus payments under the annual variable Short-Term Incentive Program;
•	units previously awarded and unvested under the PDSU Program;
•	unvested options under the Stock Option Plan; and
•	annual bonus awards, including all units previously awarded and unvested under the RBC Capital Markets Unit Award Program.

At its December 2013 meeting, the board appointed Mr. McGregor to the position of Chair and Chief Executive Officer of RBC Capital Markets and Group Head, Capital Markets and Investor & Treasury Services and awarded him a special deferred share unit award (Special Award) in the amount of $2,000,000 to recognize his expanded responsibilities, effective December 4, 2013. The award will vest three years from the grant date and is subject to forfeiture should he voluntarily retire or be terminated with cause before the award vesting date. In the event of termination by RBC without cause before the vesting date, the award would vest immediately. Pursuant to the arrangement put in place upon Mr. McGregor’s appointment, if he is terminated without cause prior to October 30, 2014, he will receive an additional cash payment of $4,000,000. If he is terminated without cause between October 31, 2014 and October 30, 2015, he will receive an additional cash payment of $2,000,000. This arrangement will cease as of October 30, 2015.

Change of control

RBC has a change of control policy that covers the NEOs and certain other senior executives. The policy is designed to ensure that key members of management stay in place for the benefit of shareholders in the event RBC is involved in a major shareholder transaction.

Benefits associated with the equity incentive programs are subject to a “double trigger,” which means the executive can accelerate vesting of any outstanding equity incentive awards only if he or she is terminated without cause within 24 months of the change of control. We define a major shareholder transaction as:

•	an entity or individual acquiring 20% or more of RBC voting shares;
•	a change of more than 50% in the directors on its board;
•	a merger or consolidation with another entity that would result in RBC voting shares representing less than 60% of the combined voting power following the merger or consolidation; or
•	a sale or disposition of 50% or more of the net book value of RBC assets.

Forfeiture and clawback policy

We maintain a policy with respect to compensation forfeiture and clawback, which is applicable in the event of fraud or misconduct, or financial restatement. See page 29 for more information.

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Termination and change of control benefits

Compensation elements	Retirement	Termination with cause/resignation	Termination without cause	Termination without cause following a change of control

Base salary	Ends as of the date of retirement	Ends as of the termination or resignation date

Paid out over severance period as salary continuation or as lump sum payment (up to 24 months based on service, age and position)

Co-Group Heads, Capital Markets and I&TS:

In Canada: paid out over severance period as salary continuation or as lump sum payment (up to 24 months based on service, age and position)

In the U.S.: lump sum payment equivalent to 12 months’ base salary

Lump sum payment equivalent to 24 months’ base salary

Co-Group Heads, Capital Markets and I&TS:

In Canada: lump sum payment equivalent to 24 months’ base salary

In the U.S.: lump sum payment equivalent to 12 months’ base salary

Annual short-term incentive (excluding the Co-Group Heads, Capital Markets and I&TS)	Receive pro-rated payment based on proportion of the fiscal year completed as of the date of retirement, paid at the end of year	Eligibility ends as of the termination or resignation date and no payment is made	Paid as lump sum at the end of each year of the severance period	Lump sum payment equivalent to 24 months’ short-term incentive

Annual cash bonus (Co-Group Heads, Capital Markets and I&TS)	Receive pro-rated payment based on proportion of the fiscal year completed as of the date of retirement, paid at the end of year	Eligibility ends as of the termination or resignation date and no payment is made	In Canada: paid as lump sum at the end of each year of the severance period In the U.S.: discretionary	In Canada: lump sum payment equivalent to 24 months’ annual cash bonus In the U.S.: discretionary

Deferred share units	Must be redeemed on or before December 15th of the calendar year following the year of retirement	Must be redeemed within 60 days of the termination or resignation date	Must be redeemed within 60 days of the end of the severance period (2)	Must be redeemed within 60 days of the end of the severance period

Performance deferred share units/RBC share units	Continue to vest, subject to non-competition provisions	All units are forfeited as of the termination or resignation date	Pro-rated payment for the vesting period completed as of the end of the severance period (1)	All unvested awards vest immediately upon termination

Stock options	Continue to vest, subject to non-competition provisions; must be exercised within 60 months of retirement date or 10 years from grant date, whichever is earlier	Unvested options are forfeited as of the termination or resignation date; vested options must be exercised within 90 days of termination or resignation date	Continue to vest to end of the severance period, all unvested options are forfeited thereafter; vested options must be exercised within 90 days of the end of severance period (1)	Vest immediately upon termination and must be exercised within 90 days of the termination date

Benefits	Eligible for retiree benefits	Eligibility ends as of the termination or resignation date	Pension credits and benefits continue during salary continuation	Pension credits and benefits continue during severance period

Perquisites	End as of the retirement date	End as of the termination or resignation date	Continue during severance period	Continue during severance period
(1)	In the event of termination without cause occurring on or after the date the respective executive officer has become eligible for retirement, any unvested performance deferred share units and stock options will continue to vest, subject to non-competition provisions, in accordance with the retirement provisions of the PDSU Program and the Stock Option Plan.
(2)	In the event of termination of Mr. McGregor’s employment by RBC without cause before the vesting date, the Special Award would vest immediately.

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Potential payments upon termination or change of control

The table below shows the value of the estimated incremental payments or benefits that would accrue to each NEO upon termination of his or her employment following retirement, termination with cause, resignation, termination without cause and termination following a change of control, assuming employment was terminated on October 31, 2013.

The value of equity-based compensation consists of awards previously granted and disclosed. For purposes of valuing equity-based awards, a price of $70.02 is used, which is the closing price of shares on the TSX on October 31, 2013, the last trading day of the fiscal year. Mr. Standish’s equity awards are based on a share price of $67.18, which is the closing price of shares on the NYSE on October 31, 2013. His U.S. dollar compensation has been converted to Canadian dollars using the Bank of Canada’s October 31, 2013, foreign exchange rate of US$1.00 = C$1.0427.

Event	G.M. Nixon ($)	J.R. Fukakusa ($)	D.I. McKay ($)	A.D. McGregor ($)		M.A. Standish ($)
Retirement	0	0	0	0		0
Termination with cause/resignation (1)	0	0	0	0		0
Termination without cause
Severance	7,466,667	3,560,000	4,133,333	7,870,000	(4)	4,103,025
Equity-based compensation (2)	0	0	2,172,733	0		7,308,228
Value of incremental pension benefits (3)	3,018,000	747,000	31,000	13,000		16,266
All other compensation (5)	185,735	148,965	147,531	20,576		16,017
Termination without cause following a change of control
Severance	7,466,667	3,560,000	4,133,333	7,870,000	(4)	4,103,025
Equity-based compensation	33,650,816	10,881,704	12,239,171	26,657,040		26,977,788
Value of incremental pension benefits (5)	3,018,000	747,000	31,000	13,000		16,266
All other compensation (5)	185,735	148,965	147,531	20,576		16,017
(1)	In the event of termination by RBC for reason of misconduct, gross negligence or willful breach of obligations, no benefits shall be payable from the individual executive pension arrangements for Mr. Nixon, Ms. Fukakusa or Mr. McKay.
(2)	Mr. Nixon, Ms. Fukakusa and Mr. McGregor were eligible for retirement as of October 31, 2013.
(3)	For Mr. Nixon, Ms. Fukakusa and Mr. McKay, the values shown represent the present value as at October 31, 2013 of the incremental pension benefits to which they would have been entitled had their employment terminated for the noted reason. The values shown reflect two years of additional service in the RBC Canadian DB pension plan and their individual executive pension arrangements (except for Mr. McKay). Mr. McKay would not have attained age 55 by the end of his salary continuance period, so he would not be entitled to any pension benefits from his individual executive pension arrangement as these benefits are only payable upon retirement/termination from RBC over the age of 55. The incremental annual pension benefits payable for Mr. Nixon, Ms. Fukakusa and Mr. McKay would be $200,000, $52,000, and $4,000, respectively. The values shown have been determined using the same actuarial assumptions used for determining the October 31, 2013 year-end pension plan liabilities which are disclosed in RBC’s financial statements, with the exception that pension benefits are assumed to commence at the end of the salary continuance period, subject to a reduction in pension for early commencement, as applicable. Payment of pension benefits from the individual executive pension arrangements is subject to compliance with non-competition provisions. For Mr. McGregor and Mr. Standish, the values shown represent the additional RBC contributions to their respective defined contribution pension plans that would be payable during salary continuance.
(4)	Pursuant to the arrangement put in place following the end of the 2013 fiscal year upon Mr. McGregor’s appointment as Chair and Chief Executive Officer of RBC Capital Markets and Group Head, Capital Markets and Investor & Treasury Services, if Mr. McGregor is terminated without cause prior to October 30, 2014, he will receive an additional cash payment of $4,000,000. If he is terminated without cause between October 31, 2014 and October 30, 2015, he will receive an additional cash payment of $2,000,000. This arrangement will cease as of October 30, 2015.
(5)	All other compensation includes the RBC cost of benefits, RBC contributions under RESSOP or DSSP and perquisites that continue during salary continuance.

ADDITIONAL INFORMATION ON COMPENSATION

The aggregate quantitative information on compensation disclosed below is provided in accordance with Implementation Standard 15 of the FSB’s Principles for Sound Compensation Practices and Implementation Standards and the Basel Committee on Banking Supervision’s Pillar III disclosure requirements.

The 2013 Executive Compensation section also complies with various compensation disclosure requirements in the Prudential Sourcebook for Banks, Building Societies and Investment Firms, as required by the relevant U.K. regulator. Additional disclosures required under those requirements will be made separately.

We have established criteria for the identification of employees who may have a material impact on the risk exposure of RBC, described on page 28. For the purpose of the tables below, “Senior Officers” include the CEO and members of the Group Executive (the most senior executives of RBC). “Covered Employees” include employees whose actions may have a material impact on the risk exposure of RBC. All dollar values are stated in millions of Canadian dollars.

U.S. dollar compensation has been converted to Canadian dollars using the Bank of Canada’s foreign exchange rate of US$1.00 = C$1.0427 for 2013 and US$1.00 = C$0.9990 for 2012. These rates reflect the foreign exchange rate on the last trading day of each respective fiscal year.

In keeping with the FSB’s principles and standards and RBC’s compensation principles, a significant portion of variable compensation for Senior Officers and Covered Employees must be deferred over a period of years (at least 70% for the CEO, at least 65% for members of the Group Executive and at least 40% for Covered Employees).

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Compensation paid – Senior Officers

	2013		2012
	Non-deferred	Deferred	Non-deferred	Deferred
Number of Senior Officers	8		9
Fixed compensation
Cash-based	$6	$0	$ 6	$ 0
Variable compensation
Cash-based (1)	$16	$0	$ 15	$ 0
Shares and share-linked instruments	$0	$35	$ 0	$ 35

(1)	Includes the value of short-term incentives deferred, at the discretion of the employee, in the form of share units under the terms of the Deferred Share Unit Program.

Compensation paid – Covered Employees

	2013 (1)		2012 (1)
	Non-deferred	Deferred	Non-deferred	Deferred
Number of Covered Employees	308		272
Fixed compensation
Cash-based	$85	$0	$ 77	$ 0
Variable compensation
Cash-based (2)	$307	$7	$ 272	$ 8
Shares and share-linked instruments	$7	$258	$ 8	$ 236

(1)	2013 and 2012 variable compensation excludes guaranteed awards paid in the fiscal year, noted in the table entitled “Other compensation paid” below.

(2)	Includes the value of short-term incentives deferred, at the discretion of the employee, in the form of share units under the terms of the Deferred Share Unit Program.

Other compensation paid

	2013				2012
	Senior Officers		Covered Employees		Senior Officers		Covered Employees
	Number of employees	Amount	Number of employees	Amount	Number of employees	Amount	Number of employees	Amount
Sign-on awards	0	$0	13	$8	0	$ 0	4	$ 2
Guaranteed awards	0	$0	10	$17	0	$ 0	15	$ 9
Severances (1)	0	$0	4	$6	0	$ 0	4	$ 3

(1)	Additional information regarding the highest severance award paid for fiscal 2013 and 2012 has been provided to the Office of the Superintendent of Financial Institutions on a confidential basis.

Deferred compensation (1)

	2013 (2)			2012 (3)
	Senior Officers	Covered Employees		Senior Officers	Covered Employees
Outstanding
Vested	$39	$10		$ 17	$ 11
Unvested	$136	$695	(4)	$ 90	$ 516	(4)
Fiscal year payouts	$25	$209		$ 11	$ 138

(1)	Excludes short-term incentives deferred, at the discretion of the employee, in the form of share units under the terms of the Deferred Share Unit Program.

(2)	For 2013, vesting status of awards is as at October 31, 2013. Values for deferred compensation in Canadian dollars are based on $70.02, the closing share price of shares on the TSX on October 31, 2013. U.S. deferred compensation is based on US$67.18, the closing share price of shares on the NYSE on October 31, 2013.

(3)	For 2012, vesting status of awards is as at October 31, 2012. Values for deferred compensation in Canadian dollars are based on $56.94, the closing price of shares on the TSX on October 31, 2012. U.S. deferred compensation is based on US$57.03, the closing share price of shares on the NYSE on October 31, 2012.
(4)	Values for 2013 and 2012 include cash-based deferred compensation in the amounts of $7 million and $8 million respectively; amounts otherwise reflect deferred compensation granted in shares and share-linked instruments. There was no cash-based deferred compensation outstanding for Senior Officers in 2013 or 2012.

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Effective with the December 2011 grant onwards, variable compensation and outstanding deferred compensation are subject to ex-post explicit and implicit adjustments, as noted under “Adjustments for compensation risk and performance outcomes” on page 29. RBC did not reduce previously granted deferred compensation awards that vested and were paid to plan participants during fiscal 2013 as a result of ex-post explicit or implicit adjustments.

Indebtedness of directors and executive officers

In the course of RBC’s business, loans are granted to directors, executive officers and other employees on terms normally accorded to other clients of comparable creditworthiness. Except for routine indebtedness, (1) there is no outstanding indebtedness to RBC or its subsidiaries of current and former executive officers, directors or employees, or associates of current and former executive officers and directors.

(1)	Routine indebtedness includes: (i) loans made on terms no more favourable than loans to employees generally, for which the amount remaining unpaid does not exceed $50,000 at any time during the last completed financial year to any director, executive officer, or proposed nominee together with his or her associates; (ii) loans to full-time employees, fully secured against their residence and not exceeding their annual salary; (iii) loans, other than to full-time employees, on substantially the same terms (including those as to interest and security rate) available to other customers with comparable credit and involving no more than the usual risk of collectability; and (iv) loans for purchases on usual trade terms, or for ordinary travel or expense advances, or similar reasons, with repayment arrangements in accordance with usual commercial practice.

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Statement of Corporate Governance Practices

RBC and its Board of Directors are committed to maintaining high standards of governance which comply with all regulatory standards and reflect evolving best practices that are in the interest of the organization.

To serve the interests of shareholders and other stakeholders, governance must improve continuously and our corporate governance system is subject to ongoing review and assessment. The board proactively adopts governance policies and practices designed to align the interests of the board and management with those of shareholders and to promote the highest standards of ethical behaviour and risk management at every level of the organization.

RBC common shares are listed on the Toronto Stock Exchange (TSX), the New York Stock Exchange (NYSE) and the Swiss Exchange (SIX). The board exercises its authority in accordance with our Code of Conduct, our By-laws and the

Bank Act, as well as other applicable laws and regulations, including those imposed by the Canadian Securities Administrators (CSA), the TSX, the NYSE and the U.S. Securities and Exchange Commission (SEC).

Our practices are consistent with Bank Act requirements, the corporate governance guideline of the Office of the Superintendent of Financial Institutions Canada (OSFI) and the CSA’s corporate governance guidelines (CSA Guidelines) and its rules and applicable SEC rules relating to audit committees. Although RBC is not required to comply with most of the corporate governance listing standards of the NYSE (NYSE Rules) applicable to U.S. domestic issuers, we meet or exceed the NYSE Rules in all significant respects except as summarized on our website at rbc.com/governance. Our approach to governance is also in line with the guidelines of the Canadian Coalition for Good Governance set out in Building High Performance Boards.

Corporate Governance Principles

Our approach to corporate governance is guided by the following core principles:

Principle	Description
Ethical Culture

Trust, integrity and good governance are hallmarks of the board’s governance approach. In setting the tone at the top, the board nurtures the strong corporate values that are well entrenched in the culture of RBC and reinforces the ethical principles on which RBC’s reputation and success are founded.

To maximize shareholder value on a sustainable basis, these values must extend into every segment of our operations and business activities.

Stewardship

The members of the board are the stewards of RBC, exercising independent judgment in supervising management and safeguarding the interests of shareholders.

In fulfilling its stewardship role, the board seeks to instill and foster a corporate environment founded on integrity and to provide management with sound guidance in pursuit of long-term shareholder value.

Independence

Independence from management is fundamental to its role, and the board has put effective mechanisms in place to ensure its independence.

All direct and indirect material relationships with RBC are considered in determining whether a member of the board is independent.

Oversight of Strategy

The members of the board are key advisors to management, overseeing strategic direction and the formulation of plans, taking into account both opportunities and risks of RBC’s businesses.

In carrying out its oversight role, the board actively engages in setting long-term strategic goals for the organization, reviews and approves business strategies, corporate financial objectives, and financial and capital plans that are consistent with the strategic goals, and monitors the Bank’s performance in executing strategies and meeting objectives.

Oversight of Risk

A key priority of the board is embedding a strong risk management culture throughout the organization and overseeing the frameworks, policies and processes adopted to identify principal risks to the businesses and systems implemented to manage those risks.

The board actively monitors the organization’s risk profile relative to risk appetite and seeks to ensure that management’s plans and activities provide an appropriate balance of return for the risks assumed and are prudently focused on generating shareholder value.

Accountability

The board has carefully defined the expectations and scope of duties of the board, its committees and management.

Transparency is fundamental to good governance, and the board takes seriously RBC’s commitment to constructive shareholder engagement and clear and comprehensive disclosure and financial reporting.

Continuous Improvement

The board is committed to continuous improvement of RBC’s corporate governance principles, policies and practices, which are designed to align the interests of the board and management with those of shareholders, to support the stewardship role of the board and to enhance the board’s ability to safeguard the interests of shareholders through independent supervision of management.

RBC’s corporate governance system is subject to ongoing review by the board, to ensure our policies and practices meet or exceed evolving best practices and regulatory expectations.

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Governance structure

The fundamental relationship among the board, management, shareholders and other stakeholders is established by our governance structure, illustrated below, through which our ethical values and corporate objectives are set and the plans for achieving those objectives and monitoring performance are determined.

Independence of the board

The board believes that independence from management is fundamental to its effectiveness. Every member of the Board of Directors, other than Gordon M. Nixon who is CEO, has been affirmatively determined to be independent.

As a Canadian financial services company listed on the TSX and NYSE, RBC is subject to various guidelines, requirements and disclosure rules governing independence of the board and its committees.

Independence standards

To assist it in making determinations as to the independence of directors, the board has adopted the Director Independence Policy, which contains categorical standards of independence regarding such matters as:

•	business and lending relationships between RBC and directors, their spouses and their businesses;
•	receipt of payments from or provision of goods or services to RBC;
•	relationships between directors and their family members and the auditor of RBC; and
•	donations by RBC to charities with which directors are associated.

Our Policy incorporates criteria from the “affiliated persons” regulations under the Bank Act and the definition of “independence” in the CSA Guidelines. A director will be considered independent only if the director is unaffiliated with RBC and the board has affirmatively determined that the director has no direct or indirect material relationship with RBC. A material relationship is a relationship which could, in the view of the Board of Directors, be reasonably expected to interfere with the exercise of independent judgment. For members of our Audit Committee and our Human Resources Committee this Policy sets higher standards, including considerations relating to fees accepted from the Bank. Our Director Independence Policy has been filed with securities regulators at sedar.com and is available on our website at rbc.com/governance.

Assessing independence

Information concerning personal and business relationships between each director and RBC, including the provision of banking and financial services, is used by the board in its analysis and subsequent determination of director independence. This information is collected through a due diligence process that includes the following sources:

•	directors’ responses to an annual detailed questionnaire;
•	biographical information of directors; and
•	internal records and reports on relationships between directors, entities affiliated with directors and RBC.

Any relationships between a director and RBC are tested against the materiality thresholds set out in the Director Independence Policy. The board also takes into account all other facts and circumstances that it deems relevant in

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determining whether the relationships could be reasonably expected to interfere with the exercise of the director’s independent judgment. In its evaluation and analysis, the board considers the nature and extent of these relationships and their importance not only to the director and to RBC but also to entities with which the director is affiliated.

Determinations of independence

The board has analyzed the relationships between each director nominee and RBC and, on advice from the Corporate Governance and Public Policy Committee, has affirmatively determined that 13 of the 14 persons proposed in the Proxy Circular for election as directors (over 92%) have no direct or indirect material relationship with RBC and are unaffiliated under the Bank Act and are therefore independent. The Bank Act requires that the CEO be a member of the board and, as CEO, Mr. Nixon is not independent and is affiliated with RBC. Mr. Nixon is not a member of any of the committees of the board. Board committees are comprised entirely of independent directors.

The board has also determined that every member of our Audit Committee meets the additional Canadian and U.S. independence requirements for membership on public company audit committees and that every member of our Human Resources Committee meets the additional independence requirements for membership on public company compensation committees.

Other independence mechanisms

The board has established other important governance policies and practices to enhance board independence:

•	Each board committee and, with the approval of the Chair of the Board, individual directors may engage external advisors at the expense of RBC.
•

To facilitate open and candid discussion among the directors, the Chair of the Board leads sessions attended only by independent directors following regularly scheduled board meetings. There was an independent directors’ session at the end of each board meeting held during the 2013 fiscal year.

•	Members of the Audit Committee may serve on the audit committees of only three public companies, including RBC.
•	No more than two board members may sit on the same public company board, as further described below.

Interlocking board membership

The board limits the number of common memberships on boards of public companies on which directors may serve. The biographies starting on page 5 of the Proxy Circular identify the other public companies of which each nominee is a director. The only interlocking public company board membership among our directors is set out below.

Company	Director	Committees
Maple Leaf Foods Inc.	W. Geoffrey Beattie	Corporate Governance Human Resources & Compensation
	Michael H. McCain	None

The board has determined that this common board membership does not impair the ability of these directors to exercise independent judgment as members of our Board of Directors.

Independent Chair of the Board

An independent director, Kathleen P. Taylor, is the Chair of the Board of Directors

Through a selection process that was led by the former Chair of the Board, David P. O’Brien, and included a series of one-on-one meetings with individual directors, the board appointed Kathleen P. Taylor as Chair effective January 1, 2014.

The Chair of the Board is responsible for the management, development and effective functioning of the Board of Directors and provides leadership in every aspect of its work. She also serves as Chair of the Corporate Governance and Public Policy Committee. She has unrestricted access to management, as well as the authority to engage, at the expense of RBC, independent legal counsel or other advisors and to approve the fees and terms of their engagement. In carrying out her duties, the Chair of the Board:

•	Chairs meetings of shareholders and of the Board of Directors and sessions of independent directors.
•	Serves as a liaison among the directors and between the board and senior management, providing feedback to the CEO.
•	Acts as a key advisor to the CEO on major issues.
•	Participates in the orientation and mentoring of new directors and the continuing development of current directors.
•	Oversees the process for regular director peer review and supplements the formal review process by meeting with each director individually.
•	Participates as a member of the Human Resources Committee in overseeing succession plans for key senior management roles.

The board reviews and approves any changes to the written position description for the Chair of the Board, which is available at rbc.com/governance. The board’s Human Resources Committee annually assesses the effectiveness of the Chair of the Board in fulfilling the requirements of the position description.

Director attendance

The attendance record of individual directors is disclosed with their biographies starting on page 5 of the Proxy Circular. Every director has exceeded the minimum attendance requirement of 75% of meetings.

Board members are expected to attend the Annual Meeting of Common Shareholders as well as board meetings and meetings of committees on which they serve. Minimum attendance of 75% of board and committee meetings is required, except where the Corporate Governance and Public

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Policy Committee determines that factors beyond a director’s control prevented an individual from achieving the minimum attendance level. During the 2013 fiscal year, all directors attended at least 75% of board and committee meetings.

The board’s role

The Board of Directors is responsible for the overall stewardship of RBC. Directors are elected by shareholders to supervise management of the business and affairs of the organization, with the goal of enhancing long-term shareholder value.

In performing its role, the board makes major policy decisions, participates in strategic planning, delegates to management the authority and responsibility for day-to-day affairs and reviews management’s performance and effectiveness.

The Bank Act specifies certain important matters that must be dealt with by the board, such as approval of financial statements and declarations of dividends. By formal resolution, the Board of Directors reserves for itself the right to make certain decisions and delegates other decisions to management. Any responsibilities not delegated to management remain with the board and its committees. In some matters, management’s discretion is limited by dollar thresholds beyond which board approval is required. For example, such thresholds exist for investments and divestitures, decisions relating to mergers and acquisitions, intra-group transactions, operating expenditures, capital and funding, and project initiatives.

Some of the board’s other supervisory responsibilities are described below. The board’s functions are fully described in its charter, which has been filed with securities regulators at sedar.com and is available on our governance website at rbc.com/governance.

Strategic planning

•	The board reviews results of an annual assessment of the performance of our businesses.
•	The board oversees our strategic direction and formulation of our plans and priorities.
•	The board participates with management in an annual session dedicated to strategic planning.
•	The board annually approves the strategic plan which takes into account, among other things, the opportunities and risks of the businesses.
•	The board reviews and approves the organizational structure of RBC.
•	The board reviews and approves our corporate financial objectives and operating plans, including significant capital allocations, expenditures and transactions that exceed delegated authorities.
•	The board frequently discusses aspects of strategy and, within the context of our enterprise-wide performance management framework, monitors progress of implementation of strategic initiatives.

Identification of risks and oversight of risk management

•	The board regularly meets with key banking regulators to discuss the Bank’s risk profile and control environment.
•	The board oversees and approves the Bank’s Risk Appetite Framework.
•	The board exercises its oversight of risk management principally through its Audit Committee, Risk Committee and Human Resources Committee.
•

Through the Risk Committee, the board identifies the principal risks of our businesses and oversees the risk control environment. Among other things, that Committee reviews risk management policies and processes concerning credit risk, market risk, operational risk, liquidity and funding risk, reputational risk, insurance risk, environmental risk and other risks.

•

The Risk Committee receives regular reports on key risks affecting RBC, reviews the organization’s risk profile relative to its risk appetite, oversees the structure of management’s approach to defining the type and amount of risk that is appropriate to accept, and seeks to ensure there is an appropriate balance of return for the risks that are prudently assumed.

•	The Audit Committee receives regular reports on regulatory compliance matters, including anti-money laundering and anti-terrorism financing.
•	The Human Resources Committee is responsible for reviewing the alignment of the Bank’s major compensation programs and policies with sound risk management principles.

Succession planning and evaluation of management performance

•	The board and its Human Resources Committee supervise succession planning processes which include selection, appointment and the development of the CEO and Group Executive.
•

The board reviews the depth and diversity of succession pools for the CEO and other key leadership roles and monitors the progress made by succession candidates in achieving the objectives of their development plans.

•	The board annually reviews and assesses the contingency and long-term succession plans for the CEO and Group Executive.
•

The Human Resources Committee assists the board in its oversight responsibilities regarding succession planning, and annually reviews the organization’s leadership development strategies, succession plans for key senior leadership roles and reviews plans and programs for the assessment and development of senior talent.

•	The board and the Committee evaluate and approve compensation of the CEO and senior management team in a manner that is consistent with prudential incentives.
•	The performance objectives of the CEO and other members of Group Executive include ensuring solid succession for senior executive roles.

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Communications and shareholder engagement

•

The Board of Directors welcomes engagement with shareholders and encourages them to express their views. To allow shareholders to provide timely and meaningful feedback, the board has developed practices appropriate for the Bank’s investor base to facilitate constructive engagement. Examples of such practices include meetings with institutional investors and with organizations representing a significant number of shareholders, as well as establishing methods of hearing from shareholders on an ongoing basis. The Board of Directors proactively considers and adapts, as suitable to the circumstances of RBC, emerging practices of board engagement with shareholders.

•

Shareholders may communicate with the independent directors by writing to the Chair of the Board, Royal Bank of Canada, 200 Bay Street, South Tower, Toronto, Ontario, Canada M5J 2J5, or by email as indicated on our governance website at rbc.com/governance.

•

The board reviews and approves the contents of major disclosure documents, including the Annual Report, quarterly reports to shareholders, the Annual Information Form, Management’s Discussion and Analysis, and the Proxy Circular.

•

The Bank’s disclosure policy is approved by the Audit Committee. It addresses how we interact with analysts, investors and the public and contains measures to avoid selective disclosure in accordance with our policies and procedures and legal disclosure requirements.

•	Procedures are in place to provide timely information to current and potential investors and respond to their inquiries.
•

Our Investor Relations group is responsible for maintaining communications with the investing public. Investor Relations staff are available to shareholders by telephone, email and fax, and the Bank’s significant disclosure documents are available at rbc.com/investorrelations.

•	Senior executives including the CEO, other members of our Group Executive and the Vice-President and Head, Investor Relations, meet regularly with financial analysts and institutional investors.
•	The quarterly earnings conference calls with analysts are broadcast live and, for a period of three months after each call, are archived on our Investor Relations website at rbc.com/investorrelations.
•	The Bank’s Annual Meeting is broadcast live and remains available on our Investor Relations website at rbc.com/investorrelations until the next Annual Meeting.

Integrity of internal controls and management information systems

•	The board requires management to implement and maintain effective systems of internal control, including management information systems.
•	The Audit Committee regularly meets with the Chief Internal Auditor and with management to assess the adequacy and effectiveness of systems of internal control.
•	The board reviews and approves our financial statements and oversees our compliance with applicable audit, accounting and reporting requirements.

Fostering a culture of integrity

•	The board establishes the Bank’s values, as set out in our Code of Conduct and satisfies itself that a culture of integrity is maintained throughout the organization.

Governance

•

Through the Corporate Governance and Public Policy Committee, the board monitors best practices in governance, develops corporate governance principles and guidelines and establishes appropriate structures and procedures to allow the board to function effectively and independently of management.

•	The Audit Committee oversees the effectiveness and independence of the finance, compliance and internal audit functions.
•	The Risk Committee oversees the effectiveness and independence of the risk management function.
•	Periodic independent reviews are conducted of these control functions.

Position descriptions

The Board of Directors has approved written position descriptions for the non-executive Chair of the Board, the chairs of the board’s committees and the CEO.

These position descriptions are available on our website at rbc.com/governance. The position descriptions of the Chair of the Board and the CEO are reviewed and approved on an annual basis.

Director orientation

The Corporate Governance and Public Policy Committee oversees the director orientation process to assist new directors in fully understanding the nature and operation of our businesses, the role of the board and its committees and the contribution that individual directors are expected to make.

To enhance the board’s effectiveness, RBC seeks to have new directors become fully engaged as quickly as possible. New directors meet with members of Group Executive and with other senior officers to discuss our business functions and activities.

For new and existing board members, we have a comprehensive Director’s Guide, which contains information concerning:

•	qualifications and guidelines for individual directors and their principal roles and responsibilities;
•	our Corporate Governance Framework, which provides an overview of the corporate governance principles, policies and practices of the board;
•	the structure of the board and its committees, and board authorities and delegations;
•	information relating to RBC and its management, including the organizational structure;

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•	the legal framework of the organization, including our By-laws; and
•	key policies and procedures, including our Code of Conduct and our Director Independence Policy.

Board information needs and director continuing education

The Corporate Governance and Public Policy Committee oversees continuing education for directors and ensures procedures are in place to give the board timely access to the information it needs to carry out its duties.

In particular, directors:

•	receive a comprehensive package of information prior to each board and committee meeting;
•	receive reports on the work of board committees following committee meetings;
•	are involved in setting the agenda for board and committee meetings;
•	participate in an annual strategic planning session;
•	identify their continuing education needs, through discussions with management and at board and committee meetings;
•	have full access to our senior management and employees; and
•	receive regular updates between board meetings on matters that affect our businesses.

For prompt dissemination of information to directors, RBC also maintains a secure board intranet site.

To assist board members in understanding their responsibilities and liabilities, as well as keeping their knowledge and understanding of our businesses current, we provide directors with an ongoing education program.

Presentations by external experts and senior executives on the business and regulatory environment and on specialized and complex aspects of our business operations are regularly provided to directors.

During the 2013 fiscal year, directors participated in educational sessions on the topics outlined in the table below.

In addition, directors received educational materials on developments in corporate governance, including summaries of the Ontario Securities Commission consultation paper relating to representation of women on boards and in senior management, the potential regulation of proxy advisory firms by the CSA, and the CSA’s consultation paper on the proxy voting infrastructure.

The board also periodically participates in tours of RBC operations to familiarize directors with the Bank’s businesses. In 2013, the board held meetings in New York and Calgary. Information and presentations concerning board responsibilities, as well as education on current trends in governance are also available to the directors through their membership in the Institute of Corporate Directors.

Educational sessions	Date	Audience
Global systemically important financial institutions	November 2012	Risk Committee
Impact of interest rate dynamics on RBC	November 2012	Risk Committee
Information technology risk and information security management	November 2012 April 2013	Risk Committee
Economic outlook (Canada and international)	January 2013	Board
New regulatory framework for foreign banks operating in the U.S.	January 2013	Risk Committee
Presentations on the regulatory environment for auditors and overview of current developments by an external expert and the auditor	January 2013 October 2013	Audit Committee
Enhancing the risk disclosures of banks	April 2013 October 2013	Audit Committee
Presentation on the transitional era for financial institutions by an external expert	April 2013	Board
The balance sheet through a risk lens	April 2013 May 2013 July 2013	Risk Committee
Domestic systemically important banks	April 2013	Risk Committee
Presentation on compensation trends, including overview of compensation risk management and regulatory developments by the Human Resources Committee’s independent compensation consultant	May 2013	Human Resources Committee
Presentation on outlook for financial services industry and insights into industry opportunities by an external expert	July 2013	Board
Impact of technology on the financial services industry, including payments and retail banking	July 2013	Board
Presentation by an analyst on competitors’ differing visions of the future and implications for banks	July 2013	Board
Review of horizontal benchmarking and its potential impact on CEO compensation and pay disparity by an external consultant	August 2013	Human Resources Committee
Presentation on current and emerging anti-money laundering regulatory expectations in Canada and the U.S. by an external expert	October 2013	Audit Committee
New accounting standards and other future accounting changes, implementation and developments around disclosures	October 2013	Audit Committee
Presentation on competitiveness of board compensation and market trends by the Corporate Governance and Public Policy Committee’s independent consultant	October 2013	Corporate Governance and Public Policy Committee

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Our Code of Conduct

The board endorses the principles and compliance elements expressed in our Code of Conduct, which is reviewed and approved at least annually by the Human Resources Committee and the Risk Committee. Our Code of Conduct has been filed with securities regulators at sedar.com and is available at rbc.com/governance.

By setting the tone at the top, the Board of Directors fosters a strong governance culture that influences every level of the organization.

The Code establishes written standards designed to promote integrity and ethical behaviour that apply to the Chair and members of the Board of Directors, senior management and all employees. The Code sets out fundamental principles that guide the board in its deliberations and shape the organization’s business activities globally.

The Code fosters an open environment at RBC in which questions and concerns may be brought forward and requires that directors, officers and employees of the Bank and its subsidiaries promptly report suspected irregularities or dishonesty. It creates a frame of reference for dealing with sensitive and complex issues, and provides for accountability if standards of conduct are not upheld. Waivers of departures from or breaches of the Code are considered only in exceptional circumstances. Any waiver granted to an employee or contract worker must be reported to the Risk Committee and the Human Resources Committee. Any waivers for the top management team must be approved by the Risk Committee and reported to the Human Resources Committee. Any waivers for directors must be approved by the Board of Directors on the recommendation of the Risk Committee. Any waivers for the top management team or directors must be promptly disclosed. No waivers from the Code have been granted for the top management team or directors.

In 2013 the board approved an updated Code of Conduct, which became effective January 1, 2014. The updated Code reflects RBC’s global businesses and new and emerging risk areas, such as social media. To enhance understanding throughout our global organization of the values and principles outlined in our Code of Conduct, an online learning program was designed and implemented, together with regular online testing. Employees must review the Code and acknowledge adherence to it when they join RBC and then annually thereafter. Members of the Board of Directors annually acknowledge they have read and understand the Code and certify that they are in compliance with its principles as they apply to the directors.

The board has approved the establishment and mandate of an Ethics and Compliance Committee, comprised of senior management, to monitor effectiveness of our overall ethics and compliance program in promoting a corporate culture that encourages ethical conduct and a commitment to compliance with laws and regulations. This committee establishes ethics and compliance training and awareness programs and advises senior management and the board on significant compliance and regulatory issues. Regular reporting on ethics and compliance to the Risk Committee assists the board in monitoring compliance with the Code of Conduct.

Based on the spirit and intent of the Code of Conduct and the importance of maintaining the highest standards of honest and ethical behaviour, RBC has also adopted a policy establishing mechanisms for directors, officers, employees and third parties to report, on a confidential and anonymous basis, allegations of wrongdoing relating to accounting, auditing or internal accounting controls.

Conflicts of interest

Where the personal or business relationships or interests of directors and executive officers may conflict with those of RBC, they are required to disclose in writing, or by requesting to have it entered in the minutes of the meeting, the nature and extent of any interest they have in a material contract or material transaction with RBC. In the event of a conflict of interest, the director or executive officer will leave the relevant portion of the meeting and the director will not vote or participate in the decision.

Nominating committee

The Corporate Governance and Public Policy Committee, which is comprised solely of independent directors, determines criteria for selecting and assessing potential and current directors and acts as the nominating committee responsible for recommending to the board individuals qualified to become board members.

The board derives its strength from the background, diversity, qualities, competencies and experience of its members. Directors are elected by the shareholders at each annual meeting to serve for a term expiring on the date of the next annual meeting. Every year, the Committee reviews the credentials and performance of candidates proposed for election to the board and assesses their competencies and experience against those that the Committee considers the board, as a whole, should possess. In doing so, it considers the qualification of each candidate under applicable laws, regulations and rules and the competencies, diversity, geographies and areas of expertise already represented on the board.

The experience and areas of expertise of the nominees for election to the board are described in their biographies, starting on page 5 of the Proxy Circular. Based on its assessment of the existing experience and strengths of the board and the changing needs of the organization, the Committee determines the competencies and personal qualities it should seek in new board members to add value to the organization. As part of this analysis, the board maintains a matrix indicating the competencies and expertise contributed by each director toward the needs of the board.

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The following table summarizes the major competencies the board has identified as important to the organization. The major competencies of the individual nominees for election to the board are listed in their biographies starting on page 5 of the Circular.

Major competencies
Senior level executive in a major company Broad business experience through senior level position in a major company
Financial services Work experience in the financial services industry
International business Understands the global marketplace through senior level position in an organization with multinational operations

Risk management

Experience identifying principal corporate risks to ensure that management implements the appropriate systems to manage risk – may have been gained through experience as a top executive of a major public company or by serving as Chair or member of the Risk Committee of the board of RBC or another public company

Financial/accounting Based on the definitions of financial literacy/expert for members of the Audit Committee under securities laws

Human resources

Experience overseeing HR practices, including compensation design, gained through experience as a top executive of a major public company or by serving as Chair or a member of the Human Resources Committee of the board of RBC or another major public company

Information technology/digital Relevant experience/knowledge of banking related technology and infrastructure; experience overseeing major IT integrations
Consumer Experience as a senior executive in a major products, services or distribution company
Real estate Experience in the real estate industry and the real estate market
Legal/regulatory Extensive understanding of relevant industry regulations and compliance standards; background in law
Public policy Experience in the workings of government, public policy and public relations

Evaluating candidates for the board

The Corporate Governance and Public Policy Committee considers all qualified candidates identified by members of the Board of Directors, by management and by shareholders and maintains an evergreen list of potential candidates for the board.

Nominees are selected for such qualities as integrity and ethics, business judgment, independence, business or professional expertise, international experience, and residency and familiarity with geographic regions relevant to our strategic priorities.

The Committee reviews each candidate’s biographical information, assesses each candidate’s integrity and suitability against criteria that have been developed by the Committee and considers the results of background checks and internal and external due diligence reviews.

This assessment involves exercise of the Committee’s independent judgment. In this context, the Committee considers whether the candidate:

•	has demonstrated, in personal and professional dealings, integrity, high ethical standards and commitment to the values expressed in our Code of Conduct;
•	is likely to take an independent approach and to provide a balanced perspective;
•	has specific skills, expertise or experience that would complement those already represented on the board;
•	is financially literate and able to read financial statements and other indices for evaluating corporate performance;
•	has a history of achievements that demonstrates the ability to perform at the highest level and that reflects high standards for himself or herself and for others;
•	has a background that includes business, government, professional, non-profit or other experience that is indicative of sound judgment and the ability to provide thoughtful advice;
•	recognizes the strengths of diversity;
•	possesses knowledge and appreciation of public issues and exhibits familiarity with international, as well as national and local affairs; and
•

has sufficient time and energy to devote to the performance of duties as a member of the Board of Directors, having regard to positions the candidate holds in other organizations and other business and personal commitments.

On this basis, the Committee makes recommendations to the board regarding potential director candidates.

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Board diversity guideline

Aligned with RBC’s core values, including “Diversity for growth and innovation”, the board recognizes the benefits of promoting diversity, both within RBC and at the level of the Board of Directors. Diverse perspectives linked in common purpose contribute to innovation and growth for RBC. In assessing candidates and selecting nominees for the board, diversity is an important factor considered by the Corporate Governance and Public Policy Committee and as such the board has in place a diversity guideline that sets the objective that at least 25% of board members should be women. The nominees for election to the board at the 2014 Annual Meeting exceed this guideline as 4 of the 14 nominees (over 28%) are women.

External consultants

The Committee has sole authority to retain and approve the fees of any external consultants to conduct searches for appropriate candidates, or other external advisors that it determines to be necessary to carry out its duties.

Tenure policies

To balance the benefits of experience with the need for new perspectives, the board has in place tenure policies that seek to achieve ongoing renewal.

Directors will not be renominated for election at an annual meeting after reaching the earlier of age 70 or 15 years of service on the board. The 15-year term for directors who joined the board prior to May 27, 2011 is calculated starting on the date of the 2012 Annual Meeting. New directors will be permitted to serve for at least six years, regardless of age.

The board has in place a tenure limit for the Chair of the Board of eight years, with a review after five years of continuous service to plan for an orderly succession.

The tenure of the board committee Chairs is reviewed after five years to determine whether it is appropriate to extend tenure, having regard to the expertise required for leadership of the relevant committee.

A director is expected to submit his or her resignation to the Chair of the Board for determination by the board upon recommendation of the Corporate Governance and Public Policy Committee where:

•	the credentials underlying the appointment of the director change;
•	the director does not meet eligibility rules under the board’s conflict of interest guidelines; or
•	the director is no longer qualified under the Bank Act or other applicable laws.

Majority voting policy

Board policy requires that in an uncontested election of directors, any nominee who receives a greater number of votes “withheld” than votes “for” will tender a resignation to the Chair of the Board promptly following our annual meeting. The Corporate Governance and Public Policy Committee will consider the offer of resignation and, except in special circumstances, will recommend that the board accept the resignation. The Board of Directors will make its decision and announce it in a press release within 90 days following the annual meeting, including the reasons for rejecting the resignation, if applicable.

Board size

The Board of Directors has carefully considered issues relating to its size. The optimal size for the board represents a balance between two opposing needs: a business need for strong geographical, professional and industry sector representation; and the need to be small enough to facilitate open and effective dialogue and decision-making. The board has determined, based on the recommendation of the Corporate Governance and Public Policy Committee, that this year 14 nominees are proposed for election as directors at the Annual Meeting on February 26, 2014.

Board compensation

More specific disclosure of board compensation is provided under the heading “Directors’ compensation” starting on page 13 of this Circular.

Directors who are also officers of RBC receive no remuneration as directors. In 2006 shareholders set the maximum annual compensation that may be paid to non-executive members of the Board of Directors at $4,000,000. The Corporate Governance and Public Policy Committee reviews the amount and the form of compensation of directors. In recommending the form of directors’ compensation, the Committee seeks to align the interests of directors and shareholders. As part of their compensation program, directors receive at least $100,000 (increasing to $115,000 on March 1, 2014) of their board retainer in the form of RBC shares or Director Deferred Stock Units which must be retained until retirement from the board. In addition, directors are required to own shares or Director Deferred Stock Units with a minimum value of $500,000 (increasing to $600,000 on March 1, 2014).

Executive compensation

More detailed disclosure of executive compensation and the process by which the board determines compensation for senior officers is described starting on page 22 of this Circular.

The board is responsible for decision-making and oversight with respect to the compensation principles, policies and programs of RBC, including the management of compensation risk. The Human Resources Committee, which is comprised solely of independent directors, acts as the compensation committee of the board and assists the board in carrying out its responsibilities with respect to executive compensation matters. This Committee advises the board on

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compensation and human resources principles, as well as related policies, programs and plans designed to achieve the strategic goals and financial objectives of RBC within acceptable risk tolerances.

The Committee annually approves performance objectives for the CEO that set out financial, risk, strategic and operational priorities, against which performance is assessed. The CEO’s compensation is approved by the board’s independent directors on the recommendation of the Human Resources Committee, in light of actual performance against approved objectives.

The Human Resources Committee also makes recommendations to the board with respect to the compensation of other senior management. The Committee has sole authority to retain and approve the fees of any independent compensation consultant to assist in determining compensation. Disclosure relating to the compensation consultant retained by the Committee to assist in determining compensation for our officers is provided under the heading “Independent advice” starting on page 27 of the Proxy Circular.

Shareholders have the right to approve all equity compensation plans of RBC that involve newly issued securities, as well as material amendments to those plans.

Shareholder advisory vote on approach to executive compensation

Our shareholders participate annually in an advisory vote on our approach to executive compensation.

The board believes shareholders should have the opportunity to review and fully understand the objectives, philosophy and principles that the board has used to make compensation decisions. In 2009 the board adopted a policy to hold at each annual meeting a non-binding advisory vote on the approach to executive compensation disclosed in the management proxy circular. This shareholder advisory vote forms an important part of the ongoing process of engagement between shareholders and the board on compensation.

As this is an advisory vote, the results are not binding upon the board. However, in considering its approach to compensation, the board will take into account the results of the vote, together with feedback received from investors in the course of other engagement activities.

Committees of the Board of Directors

To assist it in exercising its responsibilities, the board has established four committees: the Audit Committee, the Risk Committee, the Corporate Governance and Public Policy Committee and the Human Resources Committee.

Each committee is comprised entirely of independent directors and is chaired by an independent director who is responsible for the effective operation of the committee and the fulfilment of the committee’s charter. Effective January 1, 2014, the board appointed Kathleen P. Taylor as Chair of the Corporate Governance and Public Policy Committee and David F. Denison as Chair of the Human Resources

Committee. There were no other changes to committee leadership for 2014. To facilitate open and candid discussion among committee members, the Chair of each committee regularly leads in camera sessions without management present at the end of committee meetings.

Committee membership is recommended annually by the Corporate Governance and Public Policy Committee and in the normal course directors will serve for a minimum of three years. Each committee, through its Chair, reports to the board following each meeting with respect to its activities and with such recommendations as are deemed appropriate in the circumstances.

Committees may engage external advisors at the expense of RBC. Each committee regularly reviews and assesses the adequacy of its charter to ensure it reflects regulatory requirements and best practices and recommends changes for approval by the board. Board committee charters are posted on our website at rbc.com/governance.

Each committee has prepared a report of its activities over the past year. These reports, as well as details about the composition and responsibilities of each committee, are included in the Proxy Circular under the heading “Committee reports” starting on page 15.

Assessments

The board and each board committee annually complete an evaluation of their effectiveness and directors regularly participate in a peer review process.

The processes for assessment of the board and board committees and for director peer reviews are managed by the board’s independent Corporate Governance and Public Policy Committee. The Committee retains an independent consultant to design, analyze and report on the results of the evaluations of board and committee effectiveness and the director peer review process.

Assessment of the board

The directors conduct an annual evaluation of the performance and effectiveness of the board in light of its charter. In this process, directors provide their views on whether the board is functioning effectively, as well as matters as specific as key strategic, operational and risk issues and the effectiveness of the director education program. The results of the evaluation are analyzed by the consultant and reviewed by members of the Corporate Governance and Public Policy Committee and the Board of Directors, who consider whether any changes to the board’s processes, composition or committee structure are appropriate. In this context, the board develops priorities for the year to address any areas for improvement that have been identified. The Committee monitors the implementation of action plans addressing the approved priorities and periodically updates the board on progress. Senior management is advised of any suggestions made by directors for improvement of processes to support the work of the board.

Assessment of individual board members

Directors participate in a regular written peer review to assess individual directors on the attributes that contribute

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to an effective board, including, among others, meeting preparation, strategic thinking, leadership experience, integrity and overall contribution. This consists of both an evaluation of peers and a self-evaluation. The written peer evaluation process is complemented with one-on-one meetings between the Chair of the Board and each director. Input from the peer evaluation process is also taken into account when considering the director nominees to be recommended to shareholders.

Assessment of board committees

Each board committee annually evaluates its effectiveness in carrying out the duties specified in its charter. The results are analyzed by the independent consultant and reviewed by the members of each committee who consider whether any changes to its structure or charter are appropriate.

Controls and certifications

RBC has disclosure controls and procedures designed to ensure that material information relating to RBC is communicated to our senior executives, including the CEO and the Chief Administrative Officer and Chief Financial Officer (CFO), and to the Bank’s Disclosure Committee.

The Disclosure Committee, comprised of senior management, assists the CEO and CFO in ensuring there is an adequate and effective process for establishing, maintaining and evaluating disclosure controls and procedures for our external disclosures.

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Senior management, with the assistance of the Disclosure Committee, is responsible for establishing and maintaining adequate internal control over financial reporting, as well as annually evaluating the effectiveness of these controls.

Annually and quarterly under U.S. certification rules, the CEO and CFO certify that they:

•	are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting;
•

designed (or caused the design of) and evaluated the disclosure controls and procedures and reported their conclusions about the effectiveness of the disclosure controls and procedures in public disclosure documents;

•	designed (or caused the design of) internal control over financial reporting;
•

disclosed any changes in internal control over financial reporting that materially affected or are reasonably likely to materially affect internal control over financial reporting in public disclosure documents; and

•

reported to the Audit Committee and the external auditors any significant deficiencies or material weaknesses in internal control over financial reporting and whether there was any fraud involving management or employees who have a significant role in internal control over financial reporting.

In addition, the CEO and CFO, following review by senior management and the Disclosure Committee, also certify that our annual and quarterly filings do not contain an untrue statement of a material fact, or omit to state a material fact, and that the financial statements and other financial information included in the annual and quarterly filings fairly present, in all material respects, our financial condition, the results of our operations and cash flows. As an issuer listed in Canada and the United States, RBC fulfils Canadian certification requirements by complying with U.S. certification requirements.

Subsidiary governance

The board plays a key role in overseeing the governance of RBC subsidiaries.

To ensure that appropriate levels of governance are maintained in our subsidiaries, RBC has established an enterprise approach to legal entity governance. This approach provides a degree of central oversight and is responsive to evolving legal and regulatory requirements, regulatory expectations and best practices, as well as business and taxation needs. Responsibility for legal entity management is embedded in management accountabilities enterprise-wide, with primary responsibility anchored with the Group Operating Committee, comprised of senior management. The control functions and businesses have shared responsibility for legal entity governance, which consists of the co-ordinated efforts undertaken by each function and business unit to achieve sound governance. Active and engaged subsidiary boards play a key role in oversight of legal entities.

The Subsidiary Governance Office (SGO) leads and co-ordinates these efforts to achieve sound governance, promoting consistency, simplicity and transparency in our subsidiary organizational structure and establishing policies on subsidiary board composition and functioning as well as the creation, reorganization and termination of our subsidiaries.

Additional governance disclosure

The following information is available on our governance website at rbc.com/governance:

•	our Corporate Governance Framework;
•	our Code of Conduct;
•	the charters of the Board of Directors and of its committees;
•	the Director Independence Policy;
•	position descriptions for the Chair of the Board, the chairs of committees of the board and the CEO;
•	a summary of significant differences between the NYSE Rules and our governance practices;
•	our Corporate Responsibility Report and Public Accountability Statement; and
•	this Statement of Corporate Governance Practices.

Printed versions of any of these documents can also be obtained free of charge from the Secretary, Royal Bank of Canada, 200 Bay Street, South Tower, Toronto, Ontario, Canada M5J 2J5.

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Additional items

Directors’ and officers’ liability insurance

RBC has purchased, at its expense, directors’ and officers’ liability insurance. This insurance provides protection for directors and officers against liability incurred by them in their capacities as directors and officers of RBC and its subsidiaries. The directors’ and officers’ liability insurance has a dedicated policy limit of $300,000,000 for each claim and as an aggregate for the 12 months ending June 1, 2014. There is no deductible for this coverage. The insurance applies in circumstances where RBC may not indemnify its directors and officers for their acts or omissions. Premiums paid by RBC relating to directors’ and officers’ liability insurance are approximately $1.0 million per annum.

Available documentation

RBC is a reporting issuer under the securities acts of all of the provinces of Canada and is therefore required to file financial statements and information circulars with the various securities commissions. RBC also files an annual information form with such securities commissions. Financial information is provided in our comparative financial statements and Management’s Discussion and Analysis. Copies of these documents and additional information relating to RBC may be found at sedar.com or obtained on request from the Secretary, Royal Bank of Canada, 200 Bay Street, South Tower, Toronto, Ontario, Canada, M5J 2J5.

Directors’ approval

The Board of Directors of the Bank has approved the content and sending of this Management Proxy Circular.

January 3, 2014

Carol J. McNamara

Vice-President, Associate General Counsel and Secretary

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Schedule ‘A’	Shareholder proposals

The following five shareholder proposals have been submitted for consideration at the Annual Meeting of Common Shareholders. These proposals and their supporting statements represent the views of the shareholders submitting them. They are set out in this Circular as required by the Bank Act.

The Mouvement d’éducation et de défense des actionnaires (MÉDAC) of 82 Sherbrooke Street West, Montreal, QC H2X 1X3 has submitted five proposals. The proposals and MÉDAC’s supporting comments (translated from French to English) are set out in italics below.

Proposal No. 1: Gradual phase-out of stock options as a form of compensation

It is proposed that the Bank undertake to gradually eliminate stock options as a form of variable compensation for its executive officers

Argument

As the Institute for Governance of Private and Public Organizations (IGOPP) notes in its paper entitled Pay for Value: Cutting the Gordian Knot of Executive Compensation, “it was a major mistake, and a source of many shenanigans, to make stock options a large component of executive compensation.”

Compensation of executive officers should be based on solid performance criteria over which they can exert some control and which favour the creation of long-term added value for the organization. Compensation in the form of stock options seeks primarily to reward and motivate executive officers by tying the officers’ performance to the performance of the company’s stock.

Such a relationship is by no means demonstrated. For example, the results of an analysis carried out by Michel Magnan and Sylvie St-Onge show:

“[Translation] … that between 1998 and 2008, 90% of the changes in the stock prices of the five big Canadian banks can be attributed to characteristics of the banking sector, such as low interest rates and a favourable macroeconomic environment. In other words, during that decade, less than 10% of the differences in these banks’ stock performances can be attributed to factors specific to each one, including the decisions and initiatives of the incumbent CEO, but also to a host of other factors, such as their staff, their customers, the locations where they do business or their ‘business mix’.”(1)

For this reason, stock options need to be phased out gradually, which may also allow our confidence in the approach used by the Bank to reward and motivate senior management to be rebuilt slightly.

THE BOARD OF DIRECTORS RECOMMENDS VOTING AGAINST THE PROPOSAL FOR THE FOLLOWING REASONS:

The board’s independent Human Resources Committee establishes compensation policies and practices designed to align executive compensation with achievement of the Bank’s objectives and the interests of shareholders. The Board of Directors believes that the Human Resources Committee should continue to have the flexibility to structure executive compensation programs using a variety of incentives and performance-based arrangements, including stock options, so that RBC can continue to attract and retain executives of outstanding ability and motivate them to achieve superior performance.

Executive compensation practices are influenced by a wide range of complex factors, including competitive compensation practices of other companies. While the Human Resources Committee continues to believe that stock options are a valuable and competitive compensation tool, RBC has been reducing the use of options in recent years. In December 2012 the proportion of stock options granted within the equity incentive mix for eligible executives was reduced. Performance Deferred Share Units now represent 80% of mid and long-term incentive compensation awards, and options represent only 20%, down from 25% the previous year and from 40% in 2010. These changes were aligned with a broad market trend to reduce stock options and overall compensation program leverage. The use of options at RBC continues to be among the lowest of the major Canadian financial institutions.

Based upon consultations with outside experts, the Committee believes that the structure of the Bank’s compensation program provides a strong link to RBC’s performance and that stock options remain a valid component of its pay-for-performance approach. Stock options, duly approved by shareholders, modestly dilutive and properly structured, provide alignment between management compensation and the creation of shareholder value.

The Bank’s stock options do not vest immediately, but rather 50% vest after three years and the remainder four years following grant. They are never granted at a strike price below current market value. In keeping with best practices in governance and investor expectations, options granted under our Stock Option Plan must be exercised within 10 years. Fewer than 100 RBC executives are granted stock options and RBC has one of the lowest rates of dilution and usage of options among Canadian financial institutions. As disclosed on page 57 of this Circular, dilution caused by our stock option plan is modest.

(1)	http://www.igopp.org/IMG/pdf/rem._des_dir._StOnge-Magnan_a08.pdf (p. 26)

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Proposal No. 2: Paying its fair share of taxes

It is proposed that the Bank disclose, at the next annual meeting, the action that it intends to take in order to conform to the plan introduced by the OECD on July 20, 2013 relating to multinationals’ non-payment of their fair share of taxes

Argument

When the Action Plan on Base Erosion and Profit Shifting was introduced at the G20 Finance Ministers’ meeting by the Organisation for Economic Co-operation and Development (“OECD”), the OECD’s Secretary-General, Angel Gurria, had this to say:

“International tax rules, many of them dating from the 1920s, ensure that businesses don’t pay taxes in two countries – double taxation. This is laudable, but unfortunately these rules are now being abused to permit double non-taxation. The Action Plan aims to remedy this, so multinationals also pay their fair share of taxes.”

More specifically, with a view to providing for adequate management of the reputational risk that could result from an overly aggressive tax avoidance strategy, we are proposing that the Bank inform its shareholders, customers and other stakeholders of its internal policy with respect to the report’s recommendations, and in particular with respect to the following recommendations:

•	“prevent tax treaty abuse” so as to prevent the phenomenon of “double non-taxation”: does the Bank benefit from such tax treaties and what impact do they have on the tax that it has to pay?
•

update the definition of “permanent establishment” so as to prevent company subsidiaries from using tricks to escape this status which makes them subject to tax: does this situation exist at the Bank and if so, what action does it plan to take in order to pay the tax that it is required to pay?

•

“assure that transfer pricing outcomes are in line with value creation.” This involves preventing a company from shifting the profits that it earns in standard and high-tax jurisdictions to low-tax jurisdictions: does the Bank use this tax strategy and if so, what is its policy for the coming years?

As Gérard Bérubé noted in a recent article in the Le Devoir newspaper, companies are “[translation] only limited by their imagination. There are these abusive uses of transfer pricing or of complex financial instruments (hedging instruments or swaps). Other examples would be techniques that allow companies to deduct losses they have not actually sustained, or the use of avoidance strategies that employ accounting mechanisms to create “artificial” losses or claim multiple deductions with the same loss.”

In summary, we are proposing that the audit committee submit, at the next annual meeting, a report dealing with the action that the Bank agrees to take in order to conform to the OECD’s recommended guidelines.

THE BOARD OF DIRECTORS RECOMMENDS VOTING AGAINST THE PROPOSAL FOR THE FOLLOWING REASONS:

The Bank, its subsidiaries and their employees are expected to observe all laws and regulations that govern our businesses in every jurisdiction in which we operate, and to operate in a socially and ethically responsible manner. We strongly support the laws enacted by Canada and the other jurisdictions where we carry on business, including laws designed to deter what may be considered as harmful tax practices and aggressive tax planning and to ensure that fair and appropriate levels of taxes are paid by all parties.

Although RBC carries on business globally, it remains a significant taxpayer in Canada. In the 2013 financial year, overall taxes paid by RBC amounted to approximately $2.9 billion. Included in this figure is approximately $2.38 billion paid to all levels of government in Canada, comprising $1.86 billion in income tax, $85 million in capital taxes and $431 million in other taxes. RBC also paid approximately $491 million in taxes in other jurisdictions, including the United States.

RBC complies with all applicable tax laws and does not and will not use or benefit from unlawful tax strategies. The July 2013 report referenced in the proposal by the Organisation for Economic Co-operation and Development (OECD) concerns exchange of information between countries as a tool to improve international tax compliance and proposes actions that may be taken to respond globally to the loss of tax revenue attributed to double non-taxation as well as no or low taxation associated with practices that artificially segregate taxable income from activities that generate it. The report acknowledges that taxation is at the core of each country’s sovereignty, but proposes development of new international standards to promote the coherence of corporate income taxation at the international level, referencing 15 steps to be taken, including those actions specifically referenced in the proposal. As the OECD’s proposed actions are detailed and enacted into law RBC will continue, on an ongoing basis, to ensure our compliance.

Proposal No. 3: Tendering for auditors

It is proposed that the Bank engage in a tender process for audit services every five years

Argument

Deloitte is currently the Bank’s sole audit firm, as it has been since 2003. From 1990 to 2003 Deloitte shared this role with another firm. Last year, 3.17% of the shareholders withheld from voting on the renewal of Deloitte’s appointment as auditor, which is a rather high percentage for this type of vote.

The purpose of rotating auditors is to reduce threats to their independence, which result in large part from the familiarity that gradually sets in. There is a legitimate concern that the auditor may become too close to the client in the long term. As for example, the auditor’s independence

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may be diminished by the formation of friendships: the auditor becomes too closely aligned with the interests of the officers of the client enterprise, the audit plan becomes repetitive, or the auditor hesitates to make decisions that might imply that his or her previous decisions were incorrect. In short, the risks of familiarity with the client are likely to compromise the auditor’s professionalism, objectivity and critical thinking. Last July, the UK Competition Commission made the following observation in proposing a policy of five-yearly tendering:

“… although auditors are appointed to protect the interests of shareholders, who are therefore the primary customers, too often auditors’ focus is on meeting the needs of senior management who are key decision takers on whether to retain their services. This means that competition focuses on factors that are not aligned with shareholder demand.” (2)

Moreover, one may ask

“… how financial statement users perceive a long-tenure auditor. If they believe that auditor rotation improves audit quality, the nonswitching firm’s financial statements might lack credibility. In that case, a company may save money by not switching auditors but may incur indirect costs through a higher cost of capital. In an experiment with MBA and law students, Gates, Lowe and Reckers (2007) found that confidence in the financial statements increased when the audit firm was rotated.” (3)

Does the high percentage of votes withheld with regard to the appointment of Deloitte reflect this opinion? We believe that such services should be subject to a tender process every five years to provide assurance to shareholders that their auditors are offering them the best service at a competitive price.

THE BOARD OF DIRECTORS RECOMMENDS VOTING AGAINST THE PROPOSAL FOR THE FOLLOWING REASONS:

The Board of Directors and its Audit Committee continue to have confidence in Deloitte LLP and are satisfied to recommend that Deloitte be reappointed by the shareholders as their auditor for 2014. In addition to being the largest accounting firm in Canada, Deloitte is one of the four largest firms internationally. As such, the firm has qualifications, resources and expertise that are well suited to our global enterprise. The Audit Committee has assessed Deloitte’s performance and effectiveness considering factors such as the (i) quality of services provided by the engagement team, (ii) the relevant experience and geographical reach to serve RBC, (iii) the quality of communications received from Deloitte, and (iv) Deloitte’s independence, objectivity and professional skepticism.

There are important questions raised on either side of the issue of mandatory auditor rotation. The issue is one that has been revisited frequently by regulators and commentators over the years, with no definitive conclusion being reached.

Some proponents of mandatory rotation suggest that it would periodically offer a fresh look at a company’s financial reporting and that limiting the auditor’s tenure could make the auditor less susceptible to pressure that management might attempt to exert.

Opponents of mandatory rotation suggest that auditor rotation could actually lower audit quality. Other frequently cited concerns about mandatory auditor rotation include:

•

losing the knowledge base and expertise specific to a company’s business, which could eliminate efficiencies developed over time, increase costs, and disrupt the organization due to the time and expense required to select and onboard a new auditor;

•

an arbitrary rotation timeline could not be strategically responsive to the economic environment, particularly during a financial crisis, or to organizational changes, such as major acquisitions or divestitures; and

•	large financial institutions are limited to a small pool of four audit firms with sufficient global reach and infrastructure to complete the audit.

The Enhancing Audit Quality Initiative of the Chartered Professional Accountants of Canada recently concluded that a mandatory comprehensive review by the Audit Committee of the incumbent auditor is a better alternative than mandatory tendering of the audit, because it has greater potential to enhance audit quality both by improving transparency around the auditor evaluation and reappointment process and by placing an onus on audit committees to address any risks arising from institutional familiarity. This has largely been implemented as part of our governance process over the auditors.

In addition, in compliance with applicable law, the lead audit and concurring partners are subject to a five-year rotation requirement followed by a five-year period of absence from the consolidated audit. Service time for the lead audit partner and concurring review audit partner includes time previously served in these roles. Other audit partners providing assurance services in connection with the annual consolidated financial statements are required to rotate every seven years and observe a two-year absence period.

Assisting the Board of Directors in assessing and monitoring the independence of the external auditor is among the most important duties of our Audit Committee. Many steps are taken by the Audit Committee to enhance auditor independence and objectivity. In addition to the Audit Committee’s annual assessment of Deloitte’s performance, the Committee:

•	pre-approved all engagements with the auditor and approved all of the auditor’s fees;

(2)	Audit-market not serving shareholders, Competition Commission of the United Kingdom of Great Britain and Northern Ireland, 2013-02-22
http://www.competition-commission.org.uk/media-centre/latest-news/2013/feb/audit-market-not-serving-shareholders
(3)	Research on rotation, Janet Morrill, CA Magazine, 2008-2009
http://www.camagazine.com/archives/print-edition/2008/sept/regulars/camagazine4486.aspx

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•	received written disclosure and confirmation of all relationships between RBC and the auditor and their respective related entities that might impact the auditor’s independence; and
•	discussed with the auditor its independence including its relationships with RBC and related entities.

While we do not favour mandatory auditor rotation, the Board of Directors and the Audit Committee will continue to monitor regulatory developments and closely assess the performance and independence of the Bank’s auditor with a view to maintaining the highest standards in this important area of governance.

Proposal No. 4: Advisory vote on executive compensation: responding to the discontent expressed

It is proposed that the Bank inform shareholders and stakeholders about what it has done following a significant vote against the executive compensation policy

Argument

For the past three years, Canadian banks have been consulting their shareholders on their executive compensation policies. The percentage of votes “against” fluctuates annually and has reached as high as 15.07%, as happened in 2011 at Royal Bank of Canada.

The Bank, like its competitors, has never provided feedback to its shareholders following a significant vote against its compensation policy. Since there are almost 1.5 billion shares outstanding, 1% of votes “against” means that the holders of almost 15 million shares are dissatisfied.

At the last advisory vote in 2013, 6.19% of the shares were voted against the compensation policy, representing almost 45 million shares.

In order to provide feedback to these shareholders, we are proposing that, where any vote “against” exceeds 3%, after consulting the Compensation Committee, the Board should discuss the matter at a forthcoming meeting and immediately publish a news release on the website indicating what it intends to do to respond to shareholders’ desires expressed at the annual meeting. As regards the 2014 meeting, we suggest that the Chair of the Compensation Committee report on the steps taken during the year to respond to these concerns.

We believe that any percentage over 3% is significant, as this threshold is recognized by the legislator for purposes of granting organizations such as ours the right to resubmit a proposal.

THE BOARD OF DIRECTORS RECOMMENDS VOTING AGAINST THE PROPOSAL FOR THE FOLLOWING REASONS:

The Board of Directors believes that its processes for shareholder engagement provide the opportunity to receive valuable input from investors and to exchange views on a range of matters, including executive compensation. In order to receive timely and meaningful feedback from shareholders and other stakeholders, the board has developed practices appropriate for the size of our shareholder base. We meet and exchange perspectives with institutional investors and with organizations representing a significant number of shareholders and have established methods to hear from individual shareholders on an ongoing basis.

Enhancements to our compensation practices and disclosure are informed by engagement discussions with our shareholders. Examples of changes made in response to feedback from shareholders include:

•	the use of non-financial metrics, including client satisfaction and loyalty metrics, in determining executive compensation;
•	expanded disclosure of the board’s compensation decision-making process and the rationale for awards made to named executive officers; and
•	disclosure of our capital management ratio as a consideration in the determination of mid and long-term incentive awards.

In 2009, the board adopted a policy to hold at each annual meeting a non-binding advisory vote on RBC’s approach to executive compensation. As this is an advisory vote, the results are not binding on the board, but form an important part of our ongoing process of engagement with shareholders. In considering its approach to compensation in the future, the board takes into account the results of this vote, together with feedback received from shareholders in the course of other engagement activities. Shareholders who would like to discuss the Bank’s approach to executive compensation are encouraged to contact the Board of Directors.

The board does not agree with the proposal’s assertion that a vote of 3% against would indicate significant shareholder dissatisfaction with the Bank’s approach to executive compensation. In 2013, no major Canadian bank received an approval result meeting this proposed threshold.

The RBC Board of Directors will continue to engage with shareholders in connection with the advisory vote in order to understand their perspectives.

Proposal No. 5: Feedback following a high percentage of votes withheld for nomination of a director

Some directors having received quite a high percentage of votes withheld compared with their fellow board members, it is proposed that the board of directors present to the next annual meeting the action it has taken in response to the dissatisfaction expressed by shareholders

Argument

In the last few years, a number of shareholders have expressed their dissatisfaction in relation to certain directors through a high percentage of votes withheld. At the last annual meeting, 7 out of 17 directors had rates of votes withheld that were quite high compared with their fellow board members. The number of shares represented by these votes withheld may be as high as almost 22 million shares.

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The directors concerned include members of the human resources committee and the risk management committee.

Rates of votes withheld like these warrant reflection and communication to the shareholders so that they can be apprised of the steps the board has taken to remedy the situation.

THE BOARD OF DIRECTORS RECOMMENDS VOTING AGAINST THE PROPOSAL FOR THE FOLLOWING REASONS:

Voting results from the RBC Annual Meeting are posted on our website and filed on sedar.com promptly following the meeting, and demonstrate strong shareholder support for every member of the Board of Directors. At the 2013 Annual Meeting, the proportion of common shares voted “for” members of the board ranged between 96.36% and 99.69%.

The Board of Directors believes that its ongoing shareholder engagement provides the opportunity to receive valuable input from investors on a range of matters, including the composition of the board. In order to receive timely and meaningful feedback from shareholders and other stakeholders, the board has developed practices appropriate for the size of our shareholder base. We meet and exchange perspectives with institutional investors and with organizations representing a significant number of shareholders and have established methods of hearing from individual shareholders on an ongoing basis.

In addition, the board’s majority voting policy requires that in an uncontested election of directors, any nominee who receives a greater number of votes “withheld” than votes “for” will tender a resignation to the Chair of the Board promptly following the Annual Meeting.

The board therefore believes that the specific report requested is not warranted.

The Mouvement d’éducation et de défense des actionnaires (MÉDAC) filed a proposal requesting greater transparency in disclosure relating to the Bank’s pension plans, which proposal was entitled Pension plans and transparency. Following discussions with the Bank, MÉDAC has agreed to withdraw the proposal on the basis of the Bank’s efforts in this area, including its focus on the funded status of its pension plans and the general improvement in that funded status.

NEI Investments, Mr. William Davis and The United Church of Canada co-filed a proposal requesting a report to shareholders by our Human Resources Committee, assessing results and risks of basing senior executive compensation on horizontal comparison with peer companies, and the potential of vertical comparisons. They withdrew the proposal in light of RBC and other Canadian Banks commissioning an independent study on horizontal benchmarking and its potential impact on compensation. On December 16, 2013, at the direction of the banks, Meridian Compensation Partners – the independent advisor retained by the banks – posted a report summarizing the results of its study on its website. RBC also separately engaged Meridian to review our executive compensation benchmarking practices and to identify opportunities for improvement. The results of that review are described on page 27 of our Compensation discussion and analysis.

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